UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

By:      /s/  Patricio Jottar

            Chief Executive Officer

            /s/  Ricardo Reyes

            Chief Financial Officer

                                                                                                  Dated:  February 1, 2012

Kem
MISIONES DE RENGO
Limón Soda
Bilz
Pap
PISCO
Mistral
Heineken
CALAF
CANADA DRY
pepsi
CRISTAL
CERVEZA
cachantun
Lipton
Ice Tea
CAMPANARIO
Escudo
Gato
Watt's
SIERRA MORENA
Gatorade
ROYAL
GUARD
crush

CCU

A WORLD OF FLAVOURS COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) for the year ended as of December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Compañía Cervecerías Unidas  S.A. and its subsidiaries at December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

INDEX

INDEX		4
CONSOLIDATED STATEMENT OF FINANCIAL POSITION		6
CONSOLIDATED STATEMENT OF INCOME		8
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME		9
STATEMENT OF CHANGES IN EQUITY		10
CONSOLIDATED STATEMENT OF CASH FLOW		11
NOTE 1 GENERAL INFORMATION		12
NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES		16
2.1	Basis of preparation	16
2.2	Basis of consolidation	17
2.3	Financial information as per operating segments	18
2.4	Foreign currency and unidad de fomento (Adjustable unit)	18
2.5	Cash and cash equivalents	19
2.6	Financial instruments	19
2.7	Financial asset impairment	21
2.8	Inventories	21
2.9	Other non-financial assets	21
2.10	Property, plant and equipment	22
2.11	Leases	22
2.12	Investment property	22
2.13	Biological assets	23
2.14	Intangible assets other than goodwill	23
2.15	Goodwill	23
2.16	Impairment of non-current assets other different than goodwill	24
2.17	Assets of a disposal group held for sale	24
2.18	Income tax and deferred taxes	24
2.19	Employees benefits	25
2.20	Provisions	25
2.21	Provisions for returns of bottles and containers	25
2.22	Revenue recognition	26
2.23	Commercial agreements with distributors and supermarket chains	26
2.24	Cost of sales of products	26
2.25	Other expenses by function	27
2.26	Distribution expenses	27
2.27	Administration expenses	27
2.28	Environment	27
NOTE 3 ESTIMATES AND APPLICATION OF PROFESSIONAL JUDGMENT		27
NOTE 4 ACCOUNTING CHANGES		28
NOTE 5 RISK ADMINISTRATION		28
NOTE 6 FINANCIAL INSTRUMENTS		34
NOTE 7 FINANCIAL INFORMATION AS PER OPERATING SEGMENTS		40
NOTE 8 BUSINESS COMBINATIONS		46
NOTE 9 NET SALES		47
NOTE 10 NATURE OF THE COSTS AND EXPENSES		47
NOTE 11 FINANCIAL RESULTS		48

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Assets) (Figures expressed in thousands of Chilean pesos)

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2011	As of December 31, 2010
		ThCh$	ThCh$
Current Assets
Cash and cash aquivalent	14	177,664,378	151,614,300
Other financial assets	6	3,943,959	2,328,952
Other non-financial assets	18	11,565,924	9,489,913
Accounts receivable-trade and other receivables	15	193,065,162	153,013,546
Accounts receivable from related companies	16	9,984,206	6,833,634
Inventories	17	128,535,184	108,353,258
Taxes receivables	26	17,277,288	14,150,987
Total current assets different from assets of disposal group held for sale		542,036,101	445,784,590
Assets of disposal group held for sale	24	509,675	497,324
Total assets of disposal group held for sale		509,675	497,324
Total current assets		542,545,776	446,281,914
Non-current assets
Other financial assets	6	194,669	15,813
Other non-financial assets	18	2,996,836	8,826,744
Accounts receivable from related companies	16	418,922	444,685
Investment accounted by equity method	19	39,923,677	42,596,043
Intangible assets other than goodwill	20	41,173,260	34,982,221
Goodwill	21	69,441,207	67,761,406
Property, plant and equipment (net)	22	556,949,110	508,162,219
Biological assets	25	18,320,548	16,668,630
Investment property	23	7,720,575	7,403,275
Deferred tax assets	26	18,806,779	18,546,061
Total non-current assets		755,945,583	705,407,097
Total Assets		1,298,491,359	1,151,689,011

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Financial Position (Liabilities and Equity) (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2011	As of December 31, 2010
LIABILITIES		ThCh$	ThCh$
Current Liabilities
Other financial liabilities	27	76,105,061	12,821,855
Accounts payable-trade and other payables	28	165,553,288	135,391,623
Accounts payable- to related companies	16	8,811,500	7,428,103
Other short-term provisions	29	1,169,126	992,811
Tax liabilities	26	16,761,406	8,290,713
Employee benefits provisons	31	13,906,409	11,069,052
Other non-financial liabilities	30	68,463,924	60,963,923
Total current Liabilities		350,770,714	236,958,080
Non-current Liabilities
Other financial liabilities	27	170,955,440	220,145,167
Accounts payable to related companies	16	2,484,790	620,868
Other long-term provisions	29	13,824,021	11,139,891
Deferred tax liabilities	26	60,147,021	53,454,015
Employee benefits provisions	31	15,523,711	14,297,403
Total non-current Liabilities		262,934,983	299,657,344
Total Liabilities		613,705,697	536,615,424
EQUITY
Equity attributable to equity holders of the parent	33
Paid-in capital		231,019,592	231,019,592
Other reserves		(35,173,607)	(37,119,228)
Retained earnings		373,129,952	311,754,155
Subtotal equity attributable to equity holders of the parent		568,975,937	505,654,519
Non-controlling interests	32	115,809,725	109,419,068
Total Shareholders' Equity		684,785,662	615,073,587
Total Liabilities and Shareholders' Equity		1,298,491,359	1,151,689,011

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2011	2010	2009
		ThCh$	ThCh$	ThCh$
Net Sales	9	969,550,671	838,258,327	776,544,195
Cost of Sales	10	(450,563,274)	(383,812,866)	(365,098,371)
Gross Margin		518,987,397	454,445,461	411,445,824
Other income by function	12	21,312,287	2,432,003	2,362,077
Distribution costs	10	(150,071,122)	(129,079,325)	(110,020,778)
Administrative expenses	10	(77,095,019)	(63,995,182)	(67,833,191)
Other expenses by function	10	(122,373,310)	(108,544,472)	(98,571,931)
Other gains (losses)	13	3,010,058	6,136,250	21,924,632
Financial income	11	7,076,849	2,380,886	2,075,957
Financial costs	11	(14,410,911)	(10,668,587)	(12,442,847)
Equity and income of joint venture	19	1,069,311	966,122	1,349,144
Foreign currency exchange differences	11	(1,078,604)	(1,400,700)	(1,390,069)
Result as per adjustment units	11	(6,734,379)	(5,079,737)	4,190,023
Income before taxes		179,692,557	147,592,719	153,088,841
Income taxes	26	(44,890,356)	(27,656,049)	(11,723,673)
Income from continued activities		134,802,201	119,936,670	141,365,168

Net income attributable to:
Equity holders of the parent		122,751,594	110,699,515	128,037,473
Non-controlling interests	32	12,050,607	9,237,155	13,327,695
Net income of year		134,802,201	119,936,670	141,365,168
Net income per share (Chilean pesos) from:
Continuing operations		385.40	347.56	402.00
Discontinued operations		-	-	-
Diluted earnings per share (Chilean pesos) from:
Continuing operations		385.40	347.56	402.00
Discontinued operations		-	-	-

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

These cosolidated financial statement include an exceptional Items as describe in Note 7, 12 and 13.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2011	2010	2009
		ThCh$	ThCh$	ThCh$
Net Income		134,802,201	119,936,670	141,365,168
Other income and expenses charged or credited againts equity
Cash flow hedge	33	(239,524)	(429,445)	(6,507,854)
Exchange differences of foreign subsidiaries	33	2,372,063	(11,900,089)	(34,738,644)
Income tax related to other income components and expense charged or	33	42,580	79,447	1,106,335
credited against equity
Total other comprehensive income and expense		2,175,119	(12,250,087)	(40,140,163)
Comprehensive income and expense		136,977,320	107,686,583	101,225,005
Comprehensive income and expense originated by:
Equity holders of the parent (1)		124,757,085	99,349,765	90,646,599
Non-controlling interests		12,220,235	8,336,818	10,578,406
Comprehensive income and expense		136,977,320	107,686,583	101,225,005
(1) Corresponds to the income (loss) for the year in case no income or expenses have been recorded directly against shareholders´s equity.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

These cosolidated financial statement include an exceptional Items as describe in Note 7, 12 and 13.

Compañía Cervecerías Unidas S.A. Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid-in Capital		Other Reserves			Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interest	Total Shareholder's Equity
	Common Stock	Shares premium	Currency translation difference	Hedge reserves	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance as of January 1, 2009	215,540,419	15,479,173	15,817,197	6,363,663	(10,016,131)	200,680,243	443,864,564	104,097,806	547,962,370
Changes
Final dividends (1)	-	-	-	-	-	(8,263,070)	(8,263,070)	-	(8,263,070)
Interim dividends (2)	-	-	-	-	-	(19,110,172)	(19,110,172)	-	(19,110,172)
Interim dividends according to policy (3)	-	-	-	-	-	(44,908,565)	(44,908,565)	-	(44,908,565)
Other increases (decreases) in Equity	-	-	-	-	31,700	(31,511)	189	(3,699,240)	(3,699,051)
Comprehensive income and expense	-	-	(31,989,355)	(5,401,519)	-	128,037,473	90,646,599	10,578,406	101,225,005
Total changes in equity	-	-	(31,989,355)	(5,401,519)	31,700	55,724,155	18,364,981	6,879,166	25,244,147
AS OF DECEMBER 31, 2009	215,540,419	15,479,173	(16,172,158)	962,144	(9,984,431)	256,404,398	462,229,545	110,976,972	573,206,517
Balance as of January 1, 2010	215,540,419	15,479,173	(16,172,158)	962,144	(9,984,431)	256,404,398	462,229,545	110,976,972	573,206,517
Changes
Interim dividends (2)	-	-	-	-	-	(18,473,167)	(18,473,167)	-	(18,473,167)
Interim dividends according to policy (3)	-	-	-	-	-	(36,876,591)	(36,876,591)	-	(36,876,591)
Other increases (decreases) in Equity	-	-	-	-	(575,033)	-	(575,033)	(9,894,722)	(10,469,755)
Comprehensive income and expense	-	-	(10,999,752)	(349,998)	-	110,699,515	99,349,765	8,336,818	107,686,583
Total changes in equity	-	-	(10,999,752)	(349,998)	(575,033)	55,349,757	43,424,974	(1,557,904)	41,867,070
AS OF DECEMBER 31, 2010	215,540,419	15,479,173	(27,171,910)	612,146	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
Balance as of January 1, 2011	215,540,419	15,479,173	(27,171,910)	612,146	(10,559,464)	311,754,155	505,654,519	109,419,068	615,073,587
Changes
Interim dividends (2)	-	-	-	-	-	(19,428,675)	(19,428,675)	-	(19,428,675)
Interim dividends according to policy (3)	-	-	-	-	-	(41,947,122)	(41,947,122)	-	(41,947,122)
Effect business combination	-	-	-	-	-	-	-	4,382,116	4,382,116
Other increases (decreases) in Equity	-	-	-	-	(59,870)	-	(59,870)	(10,211,694)	(10,271,564)
Comprehensive income and expense	-	-	2,133,205	(127,714)	-	122,751,594	124,757,085	12,220,235	136,977,320
Total changes in equity	-	-	2,133,205	(127,714)	(59,870)	61,375,797	63,321,418	6,390,657	69,712,075
AS OF DECEMBER 31, 2011	215,540,419	15,479,173	(25,038,705)	484,432	(10,619,334)	373,129,952	568,975,937	115,809,725	684,785,662
(1) Related to the difference between the dividends effectively paid and the provision established (50% as per current policies) at the closing date of the preceeding year.

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Note	For the years ended December 31,
		2011	2010	2009
		ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operational activities
Collection classes:
Proceeds from goods sold and services rendered		1,096,972,292	1,109,343,102	1,049,098,622
Other proceeds from operating activities		20,524,955	21,054,319	15,092,344
Types of payments:
Payments of operating activities		(671,823,189)	(743,733,742)	(656,127,896)
Payments of salaries		(104,241,713)	(88,440,973)	(79,161,980)
Other payments for operating activities		(147,127,916)	(130,673,513)	(139,937,632)
Dividends received		1,710,625	1,147,778	951,045
Interest paid		(12,022,016)	(9,214,835)	(9,377,031)
Interest received		6,748,317	1,056,066	3,297,780
Income tax reimbursed (paid)		(32,307,744)	(19,438,054)	(1,360,477)
Other cash movements	14	8,936,842	18,165,032	(31,630,325)
Net cash flows from (used in) operational activities		167,370,453	159,265,180	150,844,450

Cash flows from (used in) investing activities
Proceeds from sale and investment in a subsidiary	14	-	-	29,874,428
Cash flows used for control of subsidiaries or other businesses	14	(3,257,272)	(10,646,456)	(1,036,500)
Cash flow used in the purchase of associates	19	(2,456,489)	-	-
Proceeds from sale of property, plant and equipment		931,714	11,162,012	262,461
Acquisition of property, plant and equipment		(77,846,927)	(64,396,164)	(57,892,476)
Others cash movements	14	6,389,344	(1,467,752)	(1,939,974)
Net cash flows from (used in) investing activities		(76,239,630)	(65,348,360)	(30,732,061)

Cash flows from (used in) financing activities
Proceeds from term loans	14	6,680,256	-	118,031,844
Proceeds from short-term loans		17,963,056	8,570,740	-
Total amount from loans		24,643,312	8,570,740	118,031,844
Loans to related entities		2,722,942	-	-
Loan payments		(6,024,782)	(7,038,439)	(97,608,004)
Payments of finance lease liabilities		(1,520,235)	(1,476,189)	(1,455,592)
Payments of loan to related entities		(7,169,295)	(3,341,762)	(1,482,778)
Dividends paid		(62,793,418)	(72,370,536)	(50,709,762)
Others cash movements	14	(15,096,775)	(3,707,315)	(3,832,556)
Net cash flows from (used in) financing activities		(65,238,251)	(79,363,501)	(37,056,848)
Net Increase (Decrease) in cash and cash equivalents, before the effect of changes in exchange rate		25,892,572	14,553,319	83,055,541
Effects of changes in exchange rates on cash and cash equivalents		157,506	(292,688)	(1,001,857)

Cash and cash equivalents, initial balance		151,614,300	137,353,669	55,299,985
Cash and cash equivalents, final balance 14		177,664,378	151,614,300	137,353,669

The accompanying notes 1 to 37 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 1 General Information

Compañía Cervecerías Unidas S.A. (CCU, or the Company or the Parent Company) was incorporated in Chile as an open stock company, and it is registered in the Securities Record of the Superintendencia de Valores y Seguros de Chile (Local Superintendence of Equity Securities, SVS) under Nº 0007, consequently, the Company is subject to Regulation by the SVS. The Company’s shares are quoted in Chile on the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and it quotes its American Depositary Shares (ADS) on the New York Stock Exchange (NYSE). One ADS is equivalent to 5 ordinary shares.

Through its subsidiaries, CCU produces, bottles, sells and distributes beverages. It is a multi-category company that participates in businesses such as beer, wine, spirits, cider and non-alcoholic beverages, such as soft drinks, nectars and waters. In the beer business it participates in the Chilean and Argentine markets, as well as in the wine business, where it exports to over 86 countries. Argentina is also involved in the business of cider and in the rest of the businesses the Company participates only in the Chilean market. Additionally, through the joint business Foods Compañía de Alimentos CCU S.A. (Foods) it participates in the ready-to-eat market. CCU, either directly or through its subsidiaries, sells goods or provide services to other business units such as plastic bottles and caps, shared services management, logistics, distribution of finished products and marketing services.

The Company is the largest producer, bottler and distributor of beer in Chile. CCU’s beer production and distribution includes a wide range of brands in the super premium, premium, mainstream as well as popular-priced segments, which are marketed under seven proprietary brands (or brand extensions) being the main Cristal, Escudo and Royal Guard. The main brand distributed and/or produced under license is Heineken. Beer manufacturing in Chile is carried out at the Santiago, Temuco and Valdivia plants.

The Company is the second largest beer producer in the Argentine market, with three production facilities in the cities of Salta, Santa Fé and Luján. In Argentina the Company produces and/or distributes Heineken and Budweiser beer under license, as well as proprietary brands, such as: Salta, Santa Fé, Schneider and Palermo. The Company also imports and distributes, among others, beers Negra Modelo, Corona, Guinness and Paulaner.

The Company is also a wine producer in Chile, through its subsidiary Viña San Pedro Tarapacá S.A. (“VSPT”), the second largest wine exporter in Chile, and the third largest winery in the domestic market. VSPT produces and markets ultra-premium, reserve, varietal and popular-priced wines under the brand families Viña San Pedro, Viña Tarapacá, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar, Casa Rivas, Viña Altaïr, Viña Leyda, Tamarí and Finca La Celia, the two latter of Argentine origin.

The Company, through its subsidiary Embotelladora Chilenas Unidas S.A. (“ECUSA”) is one of the largest non-alcoholic beverage producers in Chile, including: soft drinks, mineral and purified water, nectars, tea, sports and energetic drink. It is bottler and distributor in Chile under its proprietary brands and of those brands produced under license. The proprietary brands include Bilz and Pap in the category of soft drinks; Cachantún and Porvenir in waters, which are operated by our subsidiary Aguas CCU-Nestlé Chile S.A. The brands under license include PepsiCo (Pepsi, Seven Up, Lipton Tea and Gatorade), Schweppes Holding Limited (Orange Crush and Canada Dry), Nestlé S.A. (Nestlé Pure Life and Perrier) and Promarca (Watts). The Company’s soft drinks, purified waters and nectar products are produced at two facilities located in Santiago and Antofagasta; its mineral waters are bottled at two plants in the central region of the country: Coinco and Casablanca.

The Company, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), is one of the largest pisco producers in Chile, and it also participates in the rum and ready-to-drink cocktail businesses. Company-owned brands include: Control C, Mistral and Campanario in pisco and Sierra Morena in rum.  CPCh also sells and distributes Bauzá and Pernod Ricard’s products including the brands Pisco Bauzá and Havana Club, Chivas Regal and Absolut Vodka, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The detail of the described licenses situation appears below:

Main brands under license
Licenses	Validity Date
Watt's rigid packaging, except carton	Indefinite
Pisco Bauzá	Indefinite
Budweiser for Argentina and Uruguay	December 2025
Pepsi, Seven Up and Té Lipton	March 2020
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda)	December 2018
Budweiser for Chile	December 2015
Austral	September 2015
Negra Modelo and Corona for Argentina	December 2014
Heineken for Chile and Argentina (1)	Rolling Contract
Nestlé Pure Life (2)	December 2012
Gatorade (3)	March 2012

(1) License for 10 years renewable every year automatically under identical conditions (Rolling Contract), unless notice of non-renewal.

(2) Renewable License for periods of five years, subject to compliance with the conditions agreed in the contract.

(3) Renewable License for 2 or 3 year period, subject to compliance with the conditions agreed in the contract.

The Company’s address and main office is located in Santiago city, at Avenida Vitacura Nº 2,670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2011 the Company had a total 5,758 employees according to the following detail:

	Number of employees
	Parent Company	Consolidated
Main Executives	74	249
Professionals and Techniciens	267	1,529
Workers	55	3,980
Total	396	5,758

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 66.1% of the Company’ shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V, both with a 50% equity participation.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The consolidated financial statements include the following significant subsidiaries direct and indirect and where the percentage of participation represents the economic interests at the consolidated level:

Subsidiary	TAX ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2011			As of December 31, 2010
				Direct	Indirect	Total	Total
Cervecera CCU Chile Ltda.	96.989.120-4	Chile	Chilean peso	99,7500	0,2499	99,9999	99,9999
Embotelladoras Chilenas Unidas S.A.	99.501.760-1	Chile	Chilean peso	96,8291	3,1124	99,9415	99,9415
Cía. Cervecerías Unidas Argentina S.A.(1)	0-E	Argentina	Argentinean peso	-	99,9907	99,9907	99,9900
Viña San Pedro Tarapacá S.A. (2)	91.041.000-8	Chile	Chilean peso	-	49,9920	49,9920	49,9917
Compañía Pisquera de Chile S.A. (3)	99.586.280-8	Chile	Chilean peso	46,0000	34,0000	80,0000	80,0000
Transportes CCU Limitada	79.862.750-3	Chile	Chilean peso	98,0000	2,0000	100,0000	100,0000
CCU Investments Limited	0-E	Islas Cayman	Chilean peso	99,9999	0,0001	100,0000	100,0000
Inversiones INVEX DOS CCU Limitada	76.126.311-0	Chile	Chilean peso	99,0000	0,9997	99,9997	-
Financiera CRECCU S.A.	76.041.227-9	Chile	Chilean peso	99,9602	0,0398	100,0000	99,9972
Fábrica de Envases Plásticos S.A.	86.150.200-7	Chile	Chilean peso	90,9100	9,0866	99,9966	99,9966
Southem Breweries Establishment	0-E	Vaduz- Liechtenstein	Chilean peso	50,0000	49,9950	99,9950	99,9950
Comercial CCU S.A.	99.554.560-8	Chile	Chilean peso	50,0000	49,9862	99,9862	99,9859
CCU Inversiones S.A.	76.593.550-4	Chile	Chilean peso	98,8396	1,1328	99,9724	99,9719
Millahue S.A.	91.022.000-4	Chile	Chilean peso	99,9621	-	99,9621	99,9621
Aguas CCU-Nestlé Chile S.A. (4)	76.003.431-2	Chile	Chilean peso	-	50,0707	50,0707	50,0707
Compañía Cervecera Kunstmann S.A.	96.981.310-6	Chile	Chilean peso	50,0007	-	50,0007	50,0007

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

In addition to the table presented above, below are the percentages of participation with right to vote, in each of the subsidiaries to December 31, 2011 and 2010, respectively. We note that each shareholder has one vote per share which owns or represents. The percentage of participation with voting power represents the sum of the direct participation and indirect participation via a subsidiary.

Subsidiary	Rut	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2011	As of December 31, 2010
				%	%
Cervecera CCU Chile Ltda.	96.989.120-4	Chile	Chilean peso	100,0000	100,0000
Embotelladoras Chilenas Unidas S.A.	99.501.760-1	Chile	Chilean peso	99,9426	99,9426
Cía. Cervecerías Unidas Argentina S.A.(1)	0-E	Argentina	Argentinean peso	100,0000	100,0000
Viña San Pedro Tarapacá S.A. (2)	91.041.000-8	Chile	Chilean peso	50,0058	50,0058
Compañía Pisquera de Chile S.A. (3)	99.586.280-8	Chile	Chilean peso	80,0000	80,0000
Transportes CCU Limitada	79.862.750-3	Chile	Chilean peso	100,0000	100,0000
CCU Investments Limited	0-E	Islas Cayman	Chilean peso	100,0000	100,0000
Inversiones INVEX DOS CCU Limitada	76.126.311-0	Chile	Chilean peso	100,0000	-
Financiera CRECCU S.A.	76.041.227-9	Chile	Chilean peso	100,0000	100,0000
Fábrica de Envases Plásticos S.A.	86.150.200-7	Chile	Chilean peso	100,0000	100,0000
Southem Breweries Establishment	0-E	Vaduz-Liechtenstein	Chilean peso	100,0000	100,0000
Comercial CCU S.A.	99.554.560-8	Chile	Chilean peso	100,0000	100,0000
CCU Inversiones S.A.	76.593.550-4	Chile	Chilean peso	99,9729	99,9723
Millahue S.A.	91.022.000-4	Chile	Chilean peso	99,9621	99,9621
Aguas CCU-Nestlé Chile S.A. (4)	76.003.431-2	Chile	Chilean peso	50,1000	50,1000
Compañía Cervecera Kunstmann S.A.	96.981.310-6	Chile	Chilean peso	50,0007	50,0007

The main movements in the ownership of the subsidiaries included in these financial statements are as follows:

(1) Compañía Cervecerías Unidas Argentina S.A. (CCU Argentina)

As explained in Note 8, on December 27, 2010, the subsidiary Compañía Industrial Cervecera S.A. (CICSA), entered in the business of cider by acquiring control of the companies Doña Aída S.A. and Don Enrique Pedro S.A. whose also own of the productive and trading companies Sáenz Briones & Cía. S.A.I.C. and C. and Sidra La Victoria S.A. Later, on April 6 and September 20, 2011, CICSA acquired the remaining shares of these companies, and as a consequence, CICSA became 100% owner in both subsidiaries. During December 2011, CICSA sold 5% of Doña Aída S.A. y Don Enrique Pedro S.A. to CCU Argentina.

On December 20, 2010, the Company, through its subsidiary Inversiones Invex CCU Limitada, acquired the 4.0353% of the stake Anheuser-Busch Investments, S.L. had in the subsidiary CCU Argentina, As a consequence the Company became 100% owner of the before mentioned subsidiaries. During March 2011, Inversiones Invex CCU Limitada sold 5% of CCU Argentina to Inversiones Invex Dos CCU Limitada.

(2)Viña Valles de Chile S.A.

As explained in Note 19, on December 29, 2011, it was concluded, through a stock swap contract, the division of the joint venture Viña Valles de Chile S.A. (VDC). As a result of this division the net assets of Viña Leyda remained in VDC and this latter company became a subsidiary of Viña San Pedro Tarapaca S.A. with a percentage of direct and indirect participation of a 100%.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

(3) Compañía Pisquera de Chile S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a licence agreement for the commercialization and distribution of brand of pisco Bauzá in Chile. In addition, this transaction also considers the acquisition by CPCh of 49% of the licensor society Compañía Pisquera Bauzá S.A., owner of the brand Bauzá in Chile. (See Note 19).

(4) Aguas CCU-Nestlé Chile S.A.

On June 4, 2009 Nestlé Waters Chile S.A. notified ECUSA its decision of exercising its irrevocable option to purchase an additional 29.9% of Aguas CCU-Nestlé Chile S.A. shares. Upon exercise of the option ECUSA recognized a gain on the sale of minority interest of ThCh$ 24,439,025, presented under Other gains in the Statement of Income (Note 13).

This purchase and sale operation was effected on July 9, 2009, through the payment of ThCh$ 29,874,428 for the purchase of the shares (Ch$ 9.48763 per share).

On September 30, 2009, at an Extraordinary Shareholders Meeting, Aguas CCU-Nestlé Chile S.A. (Aguas CCU) and Nestlé Waters Chile S.A. (Waters Chile), the merger by incorporation of Aguas CCU into Waters Chile was approved, resulting in the later being the controlling entity. Waters Chile was a holding company whose sole assets were its 49.401% interest in Aguas CCU.

As a consequence of the above, the shareholders of the merged company are Embotelladoras Chilenas Unidas S.A., Nestlé Chile S.A. and Comercializadora de Productos Nestlé S.A., with a 50.100%, a 49.401% and a 0.499% share respectively. The merger was recorded as from September 30, 2009, and no accounting effects were generated for its shareholders.

During the Ordinary Shareholders Meeting of Nestlé Waters Chile S.A. held on July 8, 2009, the Shareholders approved the change of the name Nestlé Waters Chile S.A. to Aguas CCU-Nestlé Chile S.A.

Note 2  Summary of significant accounting policies

 Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1         Basis of preparation

The accompanying consolidated financial statements have been prepared and are in compliance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB) which have been applied uniformly to the periods presented.

The consolidated financial statements cover the following periods: Statement of Financial Position as of December 31, 2011 and 2010, Statement of changes in Equity, Statement of Income, Statement of Comprehensive Income and Statement of Cash Flow for the years ended December 31, 2011, 2010 and 2009.

The amounts shown in the attached financial statements are expressed in thousands of Chilean pesos, which is the Company’s functional currency. All amounts have been rounded to thousand pesos, except when otherwise indicated.

The consolidated financial statements have been prepared on the historical basis, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain significant accounting critical estimates. It also requires that management use its professional judgment in the process of applying the Company’s accounting policies. See Note 3 for disclosure of significant accounting estimates and judgments.

At the date of issuance of these consolidated financial statements Amendments, Improvements and Interpretations to the existing standards have been published which have come into force during the financial year 2011 and the Company has adopted and implemented as appropriate. These were made mandatory from the following dates:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

New Standard Improvements and Amendments		Mandatory for years beginning in:
IFRIC 14 Amendment	Prepayments of in a minimum level of funding requeriment	January 1, 2011
IAS 24 Revised	Related Party Disclosures	January 1, 2011
IFRS 7	Financial Instruments: Disclosures	July 1, 2011

The adoption of these standards, as per their mandatory application date, had no significant impact on the consolidated financial statements.

Also, at the date of issuance of these consolidated financial statements, Amendments, Improvements and Interpretations to the existing standards have been published, which are not yet effective and the Company has not early adopted. The following standards are required to be applied as from the dates indicated below:

New Standard Improvements and Amendments		Mandatory for years beginning in:
Amendment IAS 12	Deferred tax	January 1, 2012
Amendment IAS 1	Presentation of Financial Statements	July 1, 2012
Amendment IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 10	Consolidation of Finantial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interest in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
Amendment IAS 19	Employee Benefits	January 1, 2013
Amendment IAS 27	Separete Financial Statements	January 1, 2013
Improvement IAS 28	Investments in Associates and Join Ventures	January 1, 2013
IFRS 9	Financial instruments: Classification and Measurement	January 1, 2015

The Company estimates that the adoption of the aforedescribed Standards, Amendments and Interpretations will not have a material impact on the consolidated financial statements of the group at their initial application.

2.2         Basis of consolidation

Subsidiaries

Subsidiaries are the entities over which the Company is empowered to direct financial and operational policies, which is generally the result of ownership of over half the voting rights. Subsidiaries are consolidated as from the date on which the control was transferred to the Company, and they are excluded from consolidation as of the date of termination of such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, independently from the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Transaction

Inter-company transactions, balances and unrealized gains from transactions between the Group’s entities are eliminated during consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary to ensure uniformity with the policies adopted by the Company, the subsidiaries’ accounting policies are amended.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Non-controlling Interest

The non-controlling interest is presented in the Equity section of the Statement of Financial Position. The net income attributable to equity holder of the parent and the non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted by the equity method

Joint ventures and associates

The company maintains investments in joint venture and they correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to a joint control, and normally involves the establishment of a separate entity in which each party has a share, based on a shareholders’ agreement. In addition the Company maintains investments in associates which are defined as those entities that investor has no significant influence and is not a subsidiary or is a joint venture.

The Company accounts for its participation in joint ventures and associates using the equity method. The financial statements of the joint ventures and associates, in which the Company participates, are prepared for the same year, using accounting policies consistent with those of the Company. Adjustments are made to conform any different accounting policies that may exist.

Whenever the Company contributes or sells assets to the companies under joint control or associate, any part of the income or loss originated by the transaction is recognized based on how the asset is realized. Whenever the Company purchases assets of such companies, it does not recognize its share in the income or loss of the joint venture or associate as regards to such transaction until the asset is sold or realized.

2.3         Financial information as per operating segments

The Company’s operating segments are formed by the assets and resources intended to supply products that are subject to risks and benefits different from those of other operating segments, and that normally correspond to subsidiaries that develop such business activities and which EBIT (Earnings Before Interest and Taxes) and EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) are regularly reviewed by its respective the Board of Directors of the respective subsidiaries and by the Board of Directors, in order to make decisions on the resources to be allotted to the segments and to appraise their performance (See Note 7).

The segments performance is appraised according to several indicators, of which EBIT, EBITDA, EBITDA margin (EBITDA’s % as compared to total income), the volume and Sales Income are the most important. Sales between segments are carried out at arm’s length and the net sales information as per geographical location is based on the producing and selling entity location.

2.4         Foreign currency and unidad de fomento (Adjustable unit)

Presentation and functional currency

The Company uses the Chilean peso ($ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the Argentine subsidiaries is the Argentine peso.

Transactions and balances

Transactions in foreign currency and adjustable units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustable unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Balance Sheet the monetary assets and liabilities denominated in foreign currencies and adjustable units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustable unit. The exchange difference arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, is included in statement of income, in the Exchange Rate Difference caption, while the difference arising from the changes in adjustable units are recorded in the statement of income as per Adjusment Units.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso are translated into Chilean pesos by using the exchange rates valid as of the date of the financial statements, and the exchange differences originated by the translation of the assets and liabilities are recorded in Equity Reserve, under the Currency Translation Reserves item. The income and expense are translated at the monthly average exchange rate for the corresponding terms, since there have not been significant fluctuations in the exchange rate during each month.

The exchange rates of the main foreign currencies and adjustment units used in the preparation of the consolidated financial statements as of December, 2011, 2010 and 2009 are as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	519.20	468.01	507.10
Euro	EUR	672.97	621.53	726.82
Argentine Peso	ARS	120.63	117.71	133.48
Canadian Dollar	CAD	511.12	467.87	481.12
Sterling Pound	GBP	805.21	721.01	814.49
Swiss Franc	CHF	553.64	499.37	489.10
Australian Dollar	AUD	531.80	474.56	453.09
Danish Krone	DKK	90.53	83.39	97.69
Japanese Yen	JPY	6.74	5.73	5.48
Brazilian Real	BRL	278.23	281.31	290.94
Adjustment Units
Unidad de fomento *	UF	22,294.03	21,455.55	20,942.88

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

2.5         Cash and cash equivalents

Cash and cash equivalents includes cash available, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under re-sale agreements, as well as short-term investments with a high liquidity, normally with an original maturity of up to three months.

2.6         Financial instruments

Financial assets

The Company recognizes a financial asset in its consolidated statement of financial position according to the following:

As of the date of the initial recognition, Management classifies its financial assets (i) at fair value through profit and loss and (ii) collectible credits and accounts, depending on the purpose for which the financial assets were acquired. For those instruments not classified at fair value through income, any cost attributable to the transaction is recognized as part of the asset value.

The fair value of the instruments that are actively quoted in formal markets is determined by the quoted price as of the financial statement closing date. For those investments without an active market the fair value is determined using valuation techniques, among them (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flow, and (iv) other valuation models.

After the initial recognition, the Company values the financial assets as described below:

Financial assets at fair value through profit and loss

These assets are valued at fair value and the income or losses originated by the fair value variation are recognized in the Consolidated Statement of Income.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The assets at fair value through profit and loss include financial assets classified as held for trading by the Company. Financial assets are classified as held for trading when acquired with the purpose of selling them within a short term. Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Accounts receivable

The accounts receivables correspond to financial assets with fixed or determinable payments that are not traded in an active market. The trade receivable credits or accounts are recognized according to the invoice value.

The estimated losses from bad debts are determined by applying differentiated percentages, taking into account maturity factors, until reaching a 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted because they do not differ significantly from its fair value. The Company has determined that the calculation of the amortized cost is not materiality different from the invoiced amount, because the transaction does not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its consolidated statement of financial position according to the following:

Debts and financial liabilities that accrue interests

Loans and financial obligations accruing interest are initially recognized at the fair value of the resources obtained, less costs incurred directly attributable to the transaction. After initial recognition, loans and obligations accruing interest are valued at their amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income during the term of the loan, using the effective interest rate method.

Interest paid and accrued related to debts and obligations used in the financing of its operations appear under financial expense.

Loans and obligations accruing interest with a maturity within the next twelve month period are classified as current liabilities, unless the Company has the unconditional right to defer the payment of the obligation for at least a twelve month period after the financial statement closing date.

Trade accounts payable and other payables

Accounts payable and other accounts payable are initially recognized at their nominal value, because they do not differ significantly from fair value. The Company has determined that no significant difference exist from not calculating amortized cost using the effective interest method.

Derivative Instruments

All derivative financial instruments are initially recognized as of the date of the agreement, and then revalued at their fair value as of the date of the financial statements. Gains and losses resulting from the fair value measurement are recorded in the Statement of Income as gain or losses due to fair value of financial instruments, unless the derivative instrument qualifies, is designated and be effective as a hedging instrument.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the instrument used is effective to offset changes in fair value or in the cash flow of the hedged item. A hedge is considered effective when changes in the fair value or in the cash flow of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flow of the hedging instrument with effectiveness between 80% to 125%.

Derivative instruments classified as hedges are accounted for as cash flow hedges.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The total fair value hedging derivatives are classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The effect on results of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income.

The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges is initially recognized in Cash Flow Hedge Reserve, in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the statement of income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Statement of Income.

2.7           Financial asset impairment

At each financial statement date the Company assesses if a financial asset or financial group of assets is impaired.

The Company assesses impairment of accounts receivable collectively, grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the conditions agreed upon. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, under the Administration Expense item.

In the event that during subsequent periods the impairment loss amount decreases and such decrease may be objectively related to an event occurring after impairment recognition, the impairment loss previously recognized is reversed.

Any subsequent impairment reversal is recognized in Income provided that the book value of the asset does not exceed its value as of the date the impairment was recognized.

2.8         Inventories

Inventories are stated at the lower of cost (acquisition or production cost) and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for asset’s deterioration is registered for the difference in value. This allowance for asset’s deterioration also includes amounts related to obsolete items due to a low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold is determined using the FIFO (First in First Out) method. The Company estimates that most of the inventories have a turnover of less than a year.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the FIFO methodology.

Costs associated with agricultural activities (winery) are deferred up to the harvest date, at which such time they become part of inventory cost for subsequent processes.

2.9         Other non-financial assets

Other non-financial assets mainly include disbursements related to commercial advertising preparation that is in process but has not yet been shown, advances to property, plant and equipment suppliers and current and non-current advertising agreements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

2.10       Property, plant and equipment

Property, plant and equipment are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both the disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment flow towards the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expense when incurred.

Property, plant and equipment depreciation, including the assets under financial lease, is calculated on a straight line basis over the estimated useful life of the fixed assets, taking into account their estimated residual value. When an asset is formed by significant components with different useful lives, each part is separately depreciated. The Property, plant and equipment useful lives and residual values estimates are reviewed and adjusted at each financial statement closing date, if necessary.

Property, plant and equipment estimated useful lives are as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Construction	20 to 60
Machinery and equipment	10 to 25
Furniture and accesories	5 to 10
Other equipment (coolers and mayolicas)	5 to 8
Bottles and containers	3 to 12

Gain and losses resulting from the sale of properties, plants and equipment, are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

When the book value of an item of Property, plant and equipment exceeds its recoverable amount, it is immediately reduced to its recoverable amount (See Note 2.16).

2.11       Leases

Lease agreements are classified as financial leases when the agreement transfers to the Company substantially all the risks and benefits inherent to the asset ownership, according to International Accounting Standard No. 17 “Leases”. For those agreements that qualify as financial leases, at the initial date an asset and a liability are recognized at a value equivalent to the lower between the fair value the asset and the present value of future lease payments. Later, lease payments are allocated between the financial expense and the obligation reduction, so that a constant interest rate on the obligation balance is obtained.

Lease agreements that do not qualify as financial leases are classified as operating leases. Lease payments of operating leases are charged to income on a straight line basis over the life of the lease.

2.12         Investment property

Investment property consists of land held by the Company with the purpose of generating appreciation, and not to be used in the normal course of business, and it is recorded at historic cost less impairment loss, if any. Investment property depreciation is calculated on a straight line basis over the estimated useful life of such property, taking into account their estimated residual value of such property.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

2.13         Biological assets

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT or the Company) and its subsidiaries consist in vines under formation and under production. The harvested grapes are used for the later production of wines.

Vines under production are valued at the historic cost, less depreciation and any impairment loss. Agricultural production (grapes) resulting from the vines under production is valued at its cost value when harvested.

Depreciation of under production vines is recorded on a straight-line basis, and it is based on the 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

Costs incurred in acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, on that basis management considers that it represents a reasonable approximation of fair value.

2.14       Intangible assets other than goodwill

Commercial Trademarks

The Company’s commercial trademarks correspond to intangible assets with an indefinite useful life that are presented at their historic cost, less any impairment loss. The Company believes that through marketing investments trademarks maintain their value, consequently they are considered as having an indefinite useful life and they are not amortizable. Such assets are subject to impairment tests on a yearly basis, or when factors exist indicating a likely loss of value (Note 2.16).

Software Programs

Software Programs licenses acquired are capitalized at the value of the costs incurred for their acquisition and preparation for the use of the specific programs. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of the software programs are recognized as expense of the year during which they are incurred.

Research and development

The research and development expense is recognized as an expense in the period incurred.

Water Rights

The Water Rights acquired by the Company correspond to the existing exploitation rights of water from natural sources, and they were recorded at their attributed cost as of the transition date. Given that such rights are perpetual they are not amortizable, nevertheless they are annually subject to impairment assessment, or when factors exist that indicate a likely loss of value.

2.15       Goodwill

Goodwill represents the excess of cost of a business combination over the Company’s share in the fair value of identifiable assets, liabilities and contingent liabilities as of the acquisition date, and it is accounted for at its cost value less accumulated impairment losses. Goodwill related to joint venture acquisitions is included in the investment accounting value.

For the purposes of impairment tests, goodwill is assigned to the Cash Generating Units (CGU) that are expected to benefit from the synergies of a business combination. Each unit or group of units (CGU - See Note 21) represents the lowest level inside the Company at which goodwill is monitored for internal administration purposes, which is not larger than a business segment. The cash generating units to which the goodwill is assigned are tested for impairment annually or with a higher frequency, when there are signs indicating that a cash generating unit could experience impairment, or some of the significant market conditions have changed.

Goodwill in the acquisition of joint ventures is assessed for impairment as part of the investment, provided that there are signs indicating that the investment may be impaired.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

An impairment loss is recognized for the amount that the book value of the cash generating unit exceeds its recoverable value, the recoverable value being the highest between the fair value of the cash generating unit, less costs to sell and its value in use.

An impairment loss is first assigned in goodwill to reduce its book value, and then to other assets in the cash generating unit. A recognized impairment loss is not reversed in the following years.

2.16       Impairment of non-current assets other different than goodwill

The Company annually assesses the existence of impairment indicators on non-current assets. When indicators exist, the Company estimates the recoverable amount of the impaired asset. In case it is not possible to estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

The recoverable amount is defined as the highest between the fair value, less cost to sell and the value in use. The use value is determined by estimating future cash flows associated with the asset or with the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. In the event the asset book value exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

The Company annually assesses if impairment indicators of non-current assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such a situation, the recoverable amount of the specific asset is recalculated and its book value increased, if necessary. Such increase is recognized in the Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The asset amount increase resulting from the reversal of the impairment loss is limited to the amount that would have been recorded had impairment not occurred.

2.17       Assets of a disposal group held for sale

Property, plant and equipment expected to be recovered primarily through sale rather than through continuing use, for which active sale negotiations have begun and it is estimated that they will be sold within twelve months following the closing date are classified as assets of a disposal group held for sale.

These assets are measured at the lower of their book value and the estimated fair value, less costs to sell. From the moment in which the assets are classified as assets of a disposal group held for sale they are no longer depreciated.

2.18       Income tax and deferred taxes

Income tax is composed by the legal obligations and the deferred taxes recognized according to International Accounting Standard Nº 12 – Income Taxes. Income tax is recognized in the Statement of Income, except when it is related to entries directly recorded in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of the taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates, which are Chile and Argentina.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the book value of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized for temporary differences arising from investments in subsidiaries and associates, except in those cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those originated by tax losses are recognized provided it is likely that in the future there are taxable profits against which deductible temporary differences may be charged, as well as unused tax losses.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Deferred tax assets and liabilities are offset when there exists a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same taxing authority.

2.19       Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonus will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated by the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains originated by the valuation of the liabilities subject to such plans are directly recorded in Income.

2.20       Provisions

Provisions are recognized when: (i) the Company has a current obligation, legal or implicit, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of financial statements closing date, are Management´s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts by which the Company establishes provisions against Income correspond to civil, labor and taxation proceedings that could affect the Company. Additionally, the liability generated by the bottles and containers deposits is considered as a provision (Note 29).

2.21       Provisions for returns of bottles and containers

In Chile, the provisions for returns of bottles and containers (glass and plastic returnable bottle and craters) delivered to sales channels for selling and distributing products is determined by means of the outstanding bottles and containers estimated to be returned to the Company, based on yearly physical counts and historic experience, valued at the weighted average of the prior year deposits, plus the value of the deposits placed during the current year as per each kind of bottles and containers.

Such obligation is mainly disclosed in non-current liabilities as the estimated payment is beyond one year. Such liability is not discounted, since it is considered a payable on sight, with the original invoice and the return of the respective container, and it does not have adjustability or interest clauses of any kind in its origin.

The adjustment is based on an estimate that is carried out by counting the bottles held by customers and adding an estimate of the number of bottles in hands of the final consumers. This estimate is based on independent studies and historical information regarding the return of these bottles.

In Argentina, all companies use the same returnable bottles and do not require a deposit, because bottles are provided to the customers using a contract on consignment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

2.22       Revenue recognition

Revenues are recognized when it is likely that economic benefits flow to the Company and can be measured reliably. Income is measured at the fair value of the economic benefits received or to be received, and they are presented net of valued added taxes, specific taxes, returns, discounts and rebates.

Sales of goods are recognized after the Company has transferred to buyer all the risks and benefits inherent in the ownership of such goods, and it does not hold the right to dispose of them; in general, this means that sales are recorded at the transfer of risks and benefits to clients, pursuant to the terms agreed in the commercial agreements.

Sale of products in the domestic market

The Company obtains its revenues mainly from the sales, both in Chile and Argentina, of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains. None of them act as commercial agents of the Company. Such sales income in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them.

Exports

In general, the Company´s delivery conditions for sale are basis for revenue recognition related to exports.

The structure of income recognition is based on the grouping of Incoterms, mainly in the following groups:

•              "FOB (Free on Board) shipping point", by which buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon the delivery of merchandise to the transporter hired by buyer.

•              “CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the maritime or air company in accordance with the relevant term. The sales occur and revenue is recognized upon the delivery of the merchandise at the port of destination.

In the event of discrepancies between the commercial agreements and delivery conditions those established in the agreements shall prevail.

2.23       Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables, (ii) promotional discounts that correspond to an additional rebate on the price of the products sold by reason of commercial initiatives development (temporary promotions), (iii) services payment and rendering of counter-services (advertising and promotion agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotion magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the sales price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

The commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24       Cost of sales of products

The costs of sales include the production cost of the products sold and other costs incurred to place the inventories in the locations and under the conditions necessary for the sale. Such costs mainly include raw material costs, packing costs, production staff labor costs, production-related assets depreciation, returnable bottles depreciation, license payments and operational cost and plant and equipment maintenance costs.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

2.25         Other expenses by function

Other expenses by function include, mainly advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, neon signs at client’s facilities) and marketing and sales staff remuneration and compensations.

2.26         Distribution expenses

Distribution costs include all the necessary costs to deliver products to clients.

2.27       Administration expenses

Administration expenses include the support units staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current assets amortization and other general and administration expenses.

2.28       Environment

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be calculated reliably.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income as incurred, except, investments in infrastructure designed to comply with environmental requirements, are recorded following the accounting policies for property, plant and equipment .

Note 3 Estimates and application of professional judgment

Financial statement preparation requires estimates and assumptions from Management affecting the amounts included in the consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on the historical experience, the changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high judgment level by Management.

The main estimates and professional judgments are related to the following concepts:

•              The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2.15 and Note 21).

•              The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2.14 and Note 20).

•              The assumptions used in the current calculation of liabilities and obligations to employees (Note 2.19 and Note 31).

•              Useful life of property, plant and equipment (Note 2.10 and Note 22), biological assets (Note 2.13 and Note 25) and intangibles (software programs) (Note 2.14 and Note 20).

•              The assumptions used for the calculation of financial instrument fair value (Note 2.6 and Note 6).

•              The occurrence likelihood and the liabilities amount in an uncertain or contingent manner (Note 2.20, Note 29,

Such estimates are based on the best available information on the events analyzed to date of these consolidated financial statements.

However, it is possible that events that may occur in the future result in adjustments to such estimates, which would be done prospectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 4 Accounting changes

During the year ended on December 31, 2011, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to the previous years that have affected these consolidated financial statements.

Note 5  Risk Administration

Risk administration

In those companies without a significant non-controlling interest, the Company’s Administration and Finance Officer provides a centralized service for the group’s companies to obtain financing and administration of exchange rate, interest rate, liquidity, inflation, raw material and loan risks. Such activity operates according to a policies and procedures framework, which is regularly reviewed to comply with the purpose of administrating the risk originated by the business needs.

In those companies with a significant non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé and Cervecera Kunstmann) each Administration and Finance Officer exercises such responsibility. When necessary, the Board of Directors has the final responsibility for establishing and reviewing the risk administration structure, as well as for the review of the significant changes made to the risk administration policies, receiving information related to their activities.

According to the financial risk policies, the Company uses derivative instruments only for the purpose of covering exposures to the interest rate and exchange rate risks originated by the Company’s operations and its financing sources. The Company does not acquire derivative facilities with speculative or investment purposes nevertheless, some derivatives are not treated as hedge for accounting purposes because they do not qualify as such. Transactions with derivative instruments are exclusively carried out by staff under the Finance Management and the Internal Audit Management regularly reviews the control environment of this function. The relationship with Credit Rating Agencies and the monitoring of financial restrictions (covenants) are also administered by the Finance Management.

The Company’s main risk exposure is related to the exchange rates, interest rates, inflation and raw material prices (commodities), client’s accounts receivable and liquidity. For the purpose of containing the risk originated by such exposures, several financial instruments are used.

For each of the following, where applicable, the sensitivity analysis developed are for illustrative purposes, since in practice the sensitized variables rarely change without affecting each other and without affecting other factors that were considered as constants.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports sales, c) the purchase of raw material, products and capital investments effected in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in Argentina. The Company’s greatest exchange rate exposure is the variation of the Chilean peso as compared to the US dollar, euro, sterling pound and Argentine peso.

As of December 31, 2011, the Company maintained foreign currency obligations amounting to ThCh$ 78,152,511 (ThCh$ 52,560,458 in 2010), mostly denominated in US dollars. Foreign currency obligations accruing variable interest (ThCh$ 51,998,403 in 2011 and ThCh$ 32,785,328 in 2010) represent 21% (15% in 2010) of the total of such obligations. The remaining 79% (85% in 2010) is denominated in inflation-indexed Chilean pesos (see inflation risk section). The ThCh$ 78,152,511 foreign currency obligations include loans for US$ 70 million (ThCh$ 36,381,447 in 2011 and ThCh$ 32,785,328 in 2010) which are hedged by currency and interest rate hedge agreements, converting such debts in fixed interest rate inflation-adjusted obligations in Chilean pesos. In addition, the Company maintains foreign currency assets for ThCh$ 43,099,381 (ThCh$ 25,049,513 in 2010) that mainly correspond to exports accounts receivable.

Regarding the Argentine subsidiaries operations, the liability net exposure in US dollars and other currencies amounts to ThCh$ 2,199,284  (ThCh$ 5,245,182 in 2010).

To protect the value of the foreign currency assets and liabilities net position of its Chilean operations, the Company enters into derivative agreements (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

As of December 31, 2011, the Company’s assets (liabilities) net exposure in foreign currencies in Chile, after the use of derivative instruments, is a liability amounted to ThCh$ 1,789,322 (ThCh$ 1,532,631 in 2010).

Of the Company’s total sales, both in Chile and Argentina, 9% (11% in 2010) corresponds to export sales made in foreign currencies, mainly US dollars, euro, pound sterling, and of the total costs 60% (61% in 2010) corresponds to raw material and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the eventual variations in the expected cash flows from such transactions.

On the other hand, the Company is exposed to the exchange rate movements related to the conversion from Argentine pesos to Chilean pesos of the income, assets and liabilities of its subsidiaries in Argentina. The Company does not hedge the risks related to the subsidiaries conversion, which effects are recorded in Equity.

As of December 31, 2011, the net investment in Argentine subsidiaries amounted to ThCh$ 94,073,030 (ThCh$ 86,527,472 in 2010).

Exchange rate sensitivity analysis

The exchange rate differences effect recognized in the Consolidated Statement of Income for the  year ended as of December 31, 2011, related to the foreign currency denominated assets and liabilities, was a loss of ThCh$ 1,078,604 (ThCh$ 1,400,700 in 2010 and ThCh$ 1,390,069 in 2009). Considering the exposure as of December 31, 2011, and assuming a 10% increase or decrease in the exchange rate, and maintaining constant all the rest of the variables, such as interest rates, it is estimated that the effect over the Company’s income would be income (loss) after taxes of ThCh$ 143,146 (income (loss) of ThCh$ 127,208 in 2010 and 48,101 in 2009).

Considering that approximately 9% of the Company’ sales relates to export sales carried out in Chile, in currencies different from the Chilean peso, and that in Chile approximately 56% (57% in 2010 and 60% in 2009) of the costs are indexed to the US dollar, and assuming that the Chilean peso will be appreciated or (depreciated) by 10% as compared to the set of foreign currencies, when maintaining constant the rest of the variables the hypothetical effect on the Company’s income would be income (loss) after taxes of ThCh$ 8,807,019 (income (loss) from ThCh$ 5,623,470 in 2010 and ThCh$ 4,977,427 in 2009).

The net investment maintained in subsidiaries that operate in Argentina amounts to ThCh$ 94,073,030 as of December 31, 2011 (ThCh$ 86,527,472 in 2010). Assuming a 10% increase or decrease in the Argentine peso exchange rate as compared to the Chilean peso, and maintaining constant all the rest of the variables, the aforesaid increase (decrease) would hypothetically result in income (loss) of ThCh$ 9,407,303 (income (loss) ThCh$ 8,652,747 in 2010 and ThCh$ 8,608,943 in 2009) recorded as a credit (charge) against equity.

Interest rates risk

The interest rate risk is mainly originated by the Company’s financing sources. The main exposure is related to LIBOR variable interest rate indexed obligations.

As of December 31, 2011, the Company had a total ThCh$ 51,998,403 in debt indexed to LIBOR (ThCh$ 32,785,328 as of December 31, 2010). Consequently, as of December 31, 2011, the company’s financing structure is made up (without considering the effects of cross currency swaps effect) of approximately 21% (15% in 2010) debt with variable interest rates, and 79% (85% in 2010) debt with fixed interest rates.

To administer the interest rate risk, the Company has an interest rate administration policy that intends to reduce the volatility of its financial expense, and to maintain an ideal percentage of its debt in fixed rates instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps.

As of December 31, 2011, after considering the effect of interest rates and currency swaps, approximately 98% (100% in 2010) of the Company’s long-term debt has fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2011, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 27.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Interest rates sensitivity analysis

The total financial expense recognized in the Consolidated Statement of Income for the twelve month ended period as of December 31, 2011, related to short-term and long-term debts amounted to ThCh$ 14,410,911 (ThCh$ 10,668,587 in 2010 and ThCh$ 12,442,847 in 2009). Whereas only 2% of total debt (net of derivatives) is subject to variable interest rate, assuming an increase or decrease in interest rates in pesos and U.S. dollars of approximately 100 basis points, and keeping all other variables constant, such as the exchange rate, the increase (decrease) above hypothetically result in a loss (gain) of ThCh$ 57,374 (at December 31, 2010 and 2009 we were 100% covered against rate fluctuations interest) in the Consolidated Statement of Income.

Inflation risk

The Company maintains a series of Unidad de Fomento* (UF) indexed agreements with third parties, as well as UF indexed financial debt, which means that the Company is exposed to the UF fluctuations, generating increases in the value of the agreements and inflation adjustable liabilities, in the event it experiences growth. This risk is mitigated by the fact that the Company’s policy is to maintain its unit income in UF constant, according to the conditions allowed by the market.

* The Unidad de Fomento (UF) is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily based on changes in the previous month´s inflation rate.

Inflation sensitivity analysis

The income for total adjustment unit recognized in the consolidated statement of comprehensive income for the twelve month ended as of December 31, 2011, related to UF indexed short-term and long-term debt, and resulted in a loss ThCh$ 6,734,379 (ThCh$ 5,079,737 in 2010 and a profit of ThCh$ 4,190,023 in 2009). Assuming a reasonably possible increase (decrease) of the Unidad de Fomento by approximately 3% and maintaining constant all the rest of the variables, such as interest rates, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 6,132,818 (ThCh$ 6,288,142 in 2010 and ThCh$ 6,661,378 in 2009) in the Consolidated Statement of Income.

Raw material price risk

The main exposure to the raw material price variation is related to the barley and malt supply for the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks, bulk wine and grapes for the manufacturing of wine and spirits.

Barley and malt

In Chile the Company obtains its barley and malt supply from local producers and from the international market. Long-term supply agreements are entered into with local producers, where the barley price is set annually according to the market prices, which is used to determine the malt price according to the agreements. The purchases and commitments made expose the Company to a raw material price fluctuation risk. During 2011 the Company purchased 12,000 tons (27,000 tons in 2010) of barley and 24,300 tons (30,052 tons in 2010) of malt. On the other hand, CCU Argentina acquires the whole demand of malt from local producers. Such raw material represents approximately 29% (29% in 2010 and 30% in 2009) of the beer direct cost.

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks of these raw materials, which jointly represent 55% (52% in 2010 and 61% in 2009) of the direct cost of non-alcoholic beverages. The Company does not carry out hedging activities over these raw material purchases.

Grapes and wine

The main raw materials used by the subsidiary VSPT for wine production are its own production grapes and third-party grapes and wine. Approximately 47% (48% in 2010) of the export wine supply comes from its own vineyards, thus reducing the effect of price volatility and ensuring the products quality consistence. Approximately 90% (92% in 2010 and 95% in 2009) of the wine or grape supply for the wine for local market is acquired from third parties.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

During 2011, the subsidiary VSPT acquired 65% (57% in 2010) of the necessary grapes and wine from third parties through fixed price agreements. In addition, it also occasionally effects spot price (or cash price) transactions, depending on its needs.

Raw material price sensitivity Analysis

The total direct cost in the consolidated statement of income for 2011 amounts to ThCh$ 372,626,307 (ThCh$ 275,058,113 in 2010 and ThCh$ 261,973,067 in 2009). Assuming a reasonably possible increase (decrease) in the direct cost of each segment of 8% and maintaining constant all the rest of the variables, such as exchange rates, the aforesaid increase (decrease) would hypothetically result into a loss (income) of ThCh$ 6,783,393 (ThCh$ 6,175,942 in 2010 and ThCh$ 6,181,816 in 2009) for Beer Chile, ThCh$ 4,867,084 (ThCh$ 3,510,028 in 2010 and ThCH$ 3,221,765 in 2009) for Beer Argentina, ThCh$ 7,655,225 (ThCh$ 6,581,027 in 2010 and ThCH$ 6,104,023 in 2009) for non-alcoholic beverages, ThCh$ 6,076,016 (ThCh$ 5,607,456 in 2010 and ThCh$ 5,100,349 in 2009) for Wines and ThCh$ 1,825,378
(ThCh$ 1,368,445 in 2010 and ThCH$ 1,283,360 in 2009) for Spirits.

Credit risk

The credit risk to which the Company is exposed is mainly originated by a) the commercial accounts receivable maintained with retail clients, wholesale distributors and supermarket chains of domestic markets; b) accounts receivable from exports; and c) financial facilities maintained with Banks and financial institutions, such as sight deposits, mutual funds investments, facilities acquired under resale commitment and derivative financial facilities.

Domestic market

The credit risk related to commercial collectible accounts of domestic markets is administered by the Loan and Collection Administration Officer, and it is monitored by the Loan Committee of each business unit. The Company has a wide client base that is subject to the policies, procedures and controls established by the Company. The loan limits are established for all clients on the basis of an internal qualification and payment performance. The pending for payment commercial accounts receivable are regularly monitored. In addition, the Company acquires loan insurances covering 90% of the individually significant accounts receivable balances, a coverage that as of December 31, 2011, amounts to 84% (83% as of December 31, 2010) of the total accounts receivable.

Overdue but not impaired commercial accounts receivable correspond to clients that show delays of less than 18.1 days (18.3 days in 2010).

As of December 31, 2011, the Company had approximately 811 clients (694 clients as of December 31, 2010) indebted in over Ch$ 10 million each that together represent approximately 85% (84% in 2010) of the total commercial accounts receivable. There were 194 clients (171 clients as of December 31, 2010) with balances over Ch$ 50 million each, representing approximately 74% (73% in 2010) of the total accounts receivable. The 92% (92% in 2010) of such accounts receivable are covered by the aforesaid loan insurance, or by mortgage guarantees.

The Company believes that no additional credit risk provisions are needed to the individual and collective provisions determined at December 31, 2011, since as mentioned above a large percentage of these are covered by insurance.

Exports market

The loan risk related to accounts receivable for exports is administered by VSPT Head of Loan and Collection, and it is monitored by VSPT Administration and Finance Officer. The Company has a large client base, in over eighty countries, which are subject to the policies, procedures and controls established by the Company. In addition, the Company acquires loan insurance covering 98% (96% in 2010) of the individually significant accounts receivable, a coverage that as of December 31, 2011, amounts to 81% (80% in 2010) of the total accounts receivable. Pending payment of commercial accounts receivable are regularly monitored. Apart from the loan insurance, the fact of having diversified sales in different countries decreases the loan risk.

As of December 31, 2011, there were 78 clients (62 clients in 2010) indebted for over Ch$ 65 million each, which represent 88% (84% in 2010) of the total accounts receivable of the export market.

Overdue but not impaired commercial accounts receivable correspond to clients that show delays of less than 28 days (44 days in 2010).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The Company estimates that no loan risk provisions are necessary in addition to the individual and collective provisions determined as of December 31, 2011. See analysis of accounts receivables maturities and losses due to impairment of accounts receivables (Note 15).

The Company has policies limiting the counterparty loan risk exposure as regards financial institutions, and such exposures are frequently monitored. Consequently, the Company does not have loan risk concentrations with financial institutions that should be considered significant as of December 31, 2011.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Liquidity risk

The Company administers liquidity risk at a consolidated level, the cash flows originated by its operational activities being the main liquidity source. Additionally, the Company has the ability to issue debt and equity instruments in the capital market according to their needs.

To manage short-term liquidity, the Company considers projected cash flows for a twelve months moving period and maintains cash and cash equivalents available to meet its obligations.

Based on the current operational performance and its liquidity position, the Company estimates that the cash flows originated by operating activities and the cash available shall be sufficient to finance working capital, capital investments, interest payments, dividend payments and debt payment requirements for the next 12-month period and the foreseeable future.

A summary of the Company’s financial liabilities and financial liabilities originated by derivatives with their maturities as of December 31, 2011 and 2010, based on the non discounted contractual cash flows appears below:

As of December 31, 2011	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial Liabilities
Bank borrowings	74,089,495	66,634,850	8,546,233	-	75,181,083
Bonds payable	151,973,634	8,481,485	94,631,248	89,435,285	192,548,018
Financial leases obligations	16,078,576	1,558,994	6,002,130	28,318,094	35,879,218
Sub-Total	242,141,705	76,675,329	109,179,611	117,753,379	303,608,319
Derivative financial liabilities
Liability coverage	4,513,397	5,649,112	97,631	-	5,746,743
Derivative hedge liabilities	405,399	626,632	-	-	626,632
Sub-Total	4,918,796	6,275,744	97,631	-	6,373,375
Total	247,060,501	82,951,073	109,277,242	117,753,379	309,981,694

View current and non current book value in Note 6.

As of December 31, 2010	Book value	Contractual flows maturities
		Less than 1 year	Between 1 and 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial Liabilities
Bank borrowings	48,551,296	6,535,438	43,994,210	-	50,529,648
Bonds payable	160,899,845	9,489,737	97,994,944	100,066,247	207,550,928
Financial leases obligations	15,856,614	1,494,201	5,152,353	29,329,197	35,975,751
Sub-Total	225,307,755	17,519,376	147,141,507	129,395,444	294,056,327
Derivative financial liabilities
Liability coverage	6,275,325	751,978	7,335,018	-	8,086,996
Derivative hedge liabilities	1,383,942	1,383,942	-	-	1,383,942
Sub-Total	7,659,267	2,135,920	7,335,018	-	9,470,938
Total	232,967,022	19,655,296	154,476,525	129,395,444	303,527,265

View current and non current book value in Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 6 Financial Instruments

Financial instruments categories

The following are the book values of each financial instrument category at the closing of each year:

	As of December 31, 2011		As of December 31, 2010
	Current	Non current	Current	Non current
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	177,664,378	-	151,614,300	-
Other financial assets	3,943,959	194,669	2,328,952	15,813
Accounts receivable trade and other receivable (net)	193,065,162	-	153,013,546	-
Accounts receivable from related companies	9,984,206	418,922	6,833,634	444,685
Total financial assets	384,657,705	613,591	313,790,432	460,498
Bank borrowings	66,488,280	7,601,215	5,829,482	42,721,814
Bonds payable	4,311,026	147,662,608	5,086,821	155,813,024
Financial leases obligations	479,928	15,598,648	431,007	15,425,607
Derivatives	405,399	-	1,383,942	-
Derivative hedge liabilities	4,420,428	92,969	90,603	6,184,722
Total Other non-financial liabilities (*)	76,105,061	170,955,440	12,821,855	220,145,167
Account payable - trade and other payable	165,553,288	-	135,391,623	-
Accounts payable to related entities	8,811,500	2,484,790	7,428,103	620,868
Total financial liabilities	250,469,849	173,440,230	155,641,581	220,766,035

(*) See Note 27 Others financial liabilities.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Financial instruments fair value

The following tables show the fair values, based on the financial instrument categories, as compared to the book value included in the consolidated statements of financial position:

a)     Composition of financial assets and liabilities:

	As of December 31, 2011		As of December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	177,664,378	177,664,378	151,614,300	151,614,300
Other financial assets	4,138,628	4,138,628	2,344,765	2,344,765
Accounts receivable trade and other receivable (net)	193,065,162	193,065,162	153,013,546	153,013,546
Accounts receivable from related companies	10,403,128	10,403,128	7,278,319	7,278,319
Total financial assets	385,271,296	385,271,296	314,250,930	314,250,930
Bank borrowings	74,089,495	73,841,032	48,551,296	49,574,990
Bonds payable	151,973,634	145,222,665	160,899,845	166,550,557
Financial leases obligations	16,078,576	18,197,614	15,856,614	19,906,919
Derivatives	405,399	405,399	1,383,942	1,383,942
Derivative hedge liabilities	4,513,397	4,513,397	6,275,325	6,275,325
Total Other non-financial liabilities	247,060,501	242,180,107	232,967,022	243,691,733
Accounts payable - trade and others payable	165,553,288	165,553,288	135,391,623	135,391,623
Accounts payable to related companies	11,296,290	11,296,290	8,048,971	8,048,971
Total financial liabilities	423,910,079	419,029,685	376,407,616	387,132,327

The book value of current accounts receivable, cash and cash equivalent and other financial assets and liabilities approximate fair value due to the short-term nature of such facilities, and in the case of accounts receivable, due to the fact that any collection loss is already reflected in the impairment loss provisions.

The fair value of non derivative financial assets and liabilities that are not quoted in active markets is estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market, or to variables and prices obtained from third parties.

b)     Financial instruments as per category:

As of December 31, 2011	Fair value with changes in income	Cash and cash equivaletns and Loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	2,607,349	-	396,459	3,003,808
Marketable securities and Investment in other companies	1,134,820	-	-	1,134,820
Total Others financial assets	3,742,169	-	396,459	4,138,628
Cash and cash equivalents	-	177,664,378	-	177,664,378
Accounts receivable trade and other receivable (net)	-	193,065,162	-	193,065,162
Accounts receivable from to related companies	-	10,403,128	-	10,403,128
Total	3,742,169	381,132,668	396,459	385,271,296

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

As of December 31, 2011	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	74,089,495	74,089,495
Bonds payable	-	-	151,973,634	151,973,634
Financial leases obligations	-	-	16,078,576	16,078,576
Derivative financial instruments	405,399	4,513,397	-	4,918,796
Total Others financial liabilities	405,399	4,513,397	242,141,705	247,060,501
Accounts payable - trade and other payable	-	-	165,553,288	165,553,288
Accounts payable to related entities	-	-	11,296,290	11,296,290
Total	405,399	4,513,397	418,991,283	423,910,079

As of December 31, 2010	Fair value with changes in income	Cash and cash equivaletns and Loans and accounts receivables	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Derivative financial instruments	968,785	-	-	968,785
Marketable securities and Investment in other companies	1,375,980	-	-	1,375,980
Total others financial assets	2,344,765	-	-	2,344,765
Cash and cash equivalents	-	151,614,300	-	151,614,300
Accounts receivable trade and other receivable (net)	-	153,013,546	-	153,013,546
Accounts receivable from related companies	-	7,278,319	-	7,278,319
Total	2,344,765	311,906,165	-	314,250,930

As of December 31, 2010	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Liabilities
Bank borrowings	-	-	48,551,296	48,551,296
Bonds payable	-	-	160,899,845	160,899,845
Financial leases obligations	-	-	15,856,614	15,856,614
Derivative financial instruments	1,383,942	6,275,325		7,659,267
Total others financial liabilities	1,383,942	6,275,325	225,307,755	232,967,022
Accounts payable - trade and other payable	-	-	135,391,623	135,391,623
Accounts payable to related entities	-	-	8,048,971	8,048,971
Total	1,383,942	6,275,325	368,748,349	376,407,616

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments as per type of agreement at the closing of each year is as follows:

	As of December 31, 2011				As of December 31, 2010
	Number Agreements	Nominal thousand	Asset	Liability	Number Agreements	Nominal thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps USD/EURO	1	4,461	201,928	-	-	-	-	-
Less than a year	1	4,461	201,928	-	-	-	-	-
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Cross currency interest rate swaps USD/EURO	1	4,476	194,531	35,005	-	-	-	-
Less than a year	-	40	-	35,005	-	-	-	-
Between 1 and 5 years	1	4,436	194,531	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Cross currency interest rate swaps USD/UF	1	70,089	-	4,306,834	1	70,053	-	6,275,325
Less than a year	1	70,089	-	4,306,834	-	53	-	90,603
Between 1 and 5 years	-	-	-	-	1	70,000	-	6,184,722
More than 5 years	-	-	-	-	-	-	-	-
Cross interest rate swaps USD/USD	1	10,091	-	171,558	-	-	-	-
Less than a year	-	91	-	78,590	-	-	-	-
Between 1 and 5 years	1	10,000	-	92,968	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Forwards USD	23	59,609	2,532,570	390,213	21	55,776	556,773	1,237,761
Less than a year	23	59,609	2,532,570	390,213	21	55,776	556,773	1,237,761
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Forwards Euro	9	(57)	67,807	8,406	12	(4,425)	347,900	145,922
Less than a year	9	(57)	67,807	8,406	12	(4,425)	347,900	145,922
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Forwards CAD	4	2,480	3,642	6,545	5	(2,230)	12,979	-
Less than a year	4	2,480	3,642	6,545	5	(2,230)	12,979	-
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Forwards GBP	4	1,438	3,330	235	3	(1,145)	51,133	259
Less than a year	4	1,438	3,330	235	3	(1,145)	51,133	259
Between 1 and 5 years	-	-	-	-	-	-	-	-
More than 5 years	-	-	-	-	-	-	-	-
Total investment derivative instrument	44		3,003,808	4,918,796	42		968,785	7,659,267

Such derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for them to be classified as hedging instruments; consequently their effects are recorded in Income, in Other gain (loss), separately from the hedged item.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

In the case of Cross Currency Interest Rate Swaps and Cross Interest Rate Swap, these qualify as cash flow hedges of the flows related to the liability of the loan from BBVA S.A. New York Branch and the loans from Banco de Chile, disclosed in Note 27.

As of December 31, 2011
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Banco BBVA	Interest rate flow and exchange rate in loans	USD	36,602,431	UF	40,909,265	(4,306,834)	11.23.2012
Banco de Chile	Interest rate flow and exchange rate in loans	USD	2,318,851	EUR	2,116,924	201,928	07.11.2012
Banco de Chile	Interest rate flow and exchange rate in loans	USD	2,341,092	EUR	2,181,566	159,526	07.11.2016
Banco de Chile	Interest rate flow in loans	USD	5,278,465	USD	5,450,024	(171,558)	07.07.2016

As of December 31, 2010
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	ThCh$	Currency	ThCh$	ThCh$
Banco BBVA	Interest rate flow and exchange rate in loans	USD	33,197,990	UF	39,473,315	(6,275,325)	11.23.2012

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2011, 2010 and 2009, a debit after income taxes of ThCh$ 239,524, ThCh$ 429,445 and ThCh$ 6,507,854, respectively, relating to the fair value of the Cross Currency Interest Swap derivative instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method to obtain their fair value:

Level 1                  Fair value obtained through direct reference to quoted prices, without any adjustment.

Level 2                  Fair value obtained through the use of valuation models accepted in the market and based on prices different from those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3                   Fair value obtained through internally developed models or methodologies that use information which may not be observed, or which is illiquid.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

At the closing of each year, the Company determined the fair value for its financial facilities recorded at fair value in the Statement of Financial Position, as follows:

As of December 31, 2011	Recorded Fair Value	Fair Value Hierarchy
	ThCh$	Level 1	Level 2	Level 3
		ThCh$	ThCh$	ThCh$
Derivative financial instruments	2,607,349	-	2,607,349
Market securities and investments in other companies	1,134,820	1,134,820	-
Derivative hedge assets	298,415		298,415
Fair value financial assets	4,040,584	1,134,820	2,905,764
Derivative hedge liabilities	4,513,397	-	4,513,397
Derivative financial instruments	405,399	-	405,399
Fair value financial liabilities	4,918,796	-	4,918,796

As of December 31, 2010	Recorded Fair Value	Fair Value Hierarchy
	ThCh$	Level 1	Level 2	Level 3
		ThCh$	ThCh$	ThCh$
Derivative financial instruments	968,785	-	968,785
Market securities and investments in other companies	1,375,980	1,375,980	-
Fair value financial assets	2,344,765	1,375,980	968,785
Derivative hedge liabilities	6,275,325	-	6,275,325
Derivative financial instruments	1,383,942	-	1,383,942
Fair value financial liabilities	7,659,267	-	7,659,267

During year ended as of December 31, 2011, the Company has not made any significant instrument transfer between levels 1 and 2.

Credit Quality of financial assets

The Company uses two credit assessment systems for its clients: a) clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) the rest of the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that  are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 7 Financial Information as per operating segments

The Company’s operations are presented in six operating segments. The corporate expense is presented separately. The accounting policies used for each segment are the same as those used in the Consolidated Financial Statements described in Note 2.3.

Segment	Operations included in the segments
Beer Chile	Cervecera CCU Chile Ltda. and Compañía Cervecera Kunstmann S.A.
Beer Argentina	CCU Argentina S.A.
Non alcoholic	Embotelladoras Chilenas Unidas S.A. , Aguas CCU-Nestlé Chile S.A. and Vending CCU Ltda.
Wine	Viña San Pedro Tarapacá S.A.
Spirits	Compañía Pisquera de Chile S.A.
Others (*)	UES, UAC and Cider.

(*) UES: Strategic Service Units:: Transportes CCU Limitada, Comercial CCU S.A. and Fábrica de Envases Plásticos S.A.
UAC: Corporate Support Units located in the Parent Company.
Cider: It corresponds to the result of the period of the business of cider.
In addition this segment presents the elimination of transactions between segments.

The Company’s operations are carried out in Chile and Argentina, the latter includes exclusively segments of beers and wines. The rest of the segments operate only in Chile. For the specific case of Cider, whose operations are carried out in Argentina, this is included in the Other segment.

The Company does not have clients representing more than 10% of consolidated revenues.

The segment’s evaluations are made based on EBIT, EBITDA level. For this purpose, the Consolidated Statement of Income information showing such information by segment is included below:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Information as per operating segments for the year ended as of December 31, 2011 and 2010:

	Beer Chile		Beer Argentina		Non alcoholic		Wines		Spirits		Others		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
Sales revenue external customers	309,286,574	283,448,500	194,453,595	151,951,892	243,329,756	218,841,014	132,933,733	125,789,685	49,360,939	40,596,038	21,740,476	-	951,105,073	820,627,129
Other income	3,208,076	2,924,908	3,640,113	2,227,059	1,226,330	1,152,031	5,390,734	6,483,603	492,143	1,183,682	4,488,202	3,659,915	18,445,598	17,631,198
Sales revenue between segments	521,953	1,607,870	87,375	2,184,291	3,953,248	3,482,580	23,820	19,228	1,082,518	1,437,904	(5,668,914)	(8,731,873)	-	-
Net sales	313,016,603	287,981,278	198,181,083	156,363,242	248,509,334	223,475,625	138,348,287	132,292,516	50,935,600	43,217,624	20,559,764	(5,071,958)	969,550,671	838,258,327
Cost of Sales	(122,416,520)	(113,816,292)	(77,601,026)	(66,542,994)	(126,414,761)	(108,665,906)	(89,849,938)	(83,875,956)	(29,153,030)	(22,621,716)	(5,127,999)	11,709,998	(450,563,274)	(383,812,866)
Gross Margin	190,600,083	174,164,986	120,580,057	89,820,248	122,094,573	114,809,719	48,498,349	48,416,560	21,782,570	20,595,908	15,431,765	6,638,040	518,987,397	454,445,461
Distribution costs, administrative and other
expenses by function	(97,195,786)	(89,203,343)	(95,288,612)	(68,006,318)	(88,053,382)	(82,744,870)	(40,241,921)	(38,371,656)	(15,591,794)	(14,368,401)	(11,991,456)	(7,964,195)	(348,362,951)	(300,658,783)
Other operating income (expenses)	678,693	332,914	(162,038)	214,423	1,041,356	299,155	2,165,898	210,669	192,244	181,860	3,314,260	232,786	7,230,413	1,471,807
EBIT before exceptional items (EI)	94,082,990	85,294,557	25,129,407	22,028,353	35,082,547	32,364,004	10,422,326	10,255,573	6,383,020	6,409,367	6,754,569	(1,093,369)	177,854,859	155,258,485
Exceptional items (EI) (3)	5,328,789	-	-	-	1,235,685	-	6,467,220	-	307,071	-	(433,391)	6,790,933	12,905,374	6,790,933
EBIT (1)	99,411,779	85,294,557	25,129,407	22,028,353	36,318,232	32,364,004	16,889,546	10,255,573	6,690,091	6,409,367	6,321,178	5,697,564	190,760,233	162,049,418
Other income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	3,010,058	(654,683)
Net financial expense	-	-	-	-	-	-	-	-	-	-	-	-	(7,334,062)	(8,287,701)
Equity and income of joint venture	-	-	-	-	-	-	-	-	-	-	-	-	1,069,311	966,122
Foreign currency exchange differences	-	-	-	-	-	-	-	-	-	-	-	-	(1,078,604)	(1,400,700)
Results as per adjustment units	-	-	-	-	-	-	-	-	-	-	-	-	(6,734,379)	(5,079,737)
Income before taxes	-	-	-	-	-	-	-	-	-	-	-	-	179,692,557	147,592,719
Income taxes	-	-	-	-	-	-	-	-	-	-	-	-	(44,890,356)	(27,656,049)
Income of year	-	-	-	-	-	-	-	-	-	-	-	-	134,802,201	119,936,670
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	12,050,607	9,237,155
Net income attributable to equity holders of the	-	-	-	-	-	-	-	-	-	-	-	-	122,751,594	110,699,515
Depreciation and amortization	16,165,010	15,746,565	5,350,126	4,850,511	10,427,300	9,617,800	6,418,774	6,471,661	1,877,002	1,671,960	7,543,793	6,842,322	47,782,005	45,200,819
EBITDA before EI	110,248,000	101,041,122	30,479,533	26,878,864	45,509,847	41,981,804	16,841,100	16,727,234	8,260,022	8,081,327	14,298,362	5,748,953	225,636,864	200,459,304
EBITDA (2)	115,576,789	101,041,122	30,479,533	26,878,864	46,745,532	41,981,804	23,308,320	16,727,234	8,567,093	8,081,327	13,864,971	12,539,886	238,542,238	207,250,237

(1) EBIT ("Earnings Before Interest and Taxes") (For management purposes we have defined as earnings before other gains (losses) net, financial expenses net, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes).

(2) EBITDA ("Earnings Before Interests, Taxes, Depreciation and Amortization ). It is used for the calculation of EBITDA, EBIT plus depreciation and amortization.

(3) The Company has considered this result as a Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011 and ThCh$.

6,790,933 for the year 2010, related to the sale of land in Perú (Note 13).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Information as per operating segments for the year ended as of December 31, 2010 and 2009:

	Beer Chile		Beer Argentina		Non alcoholic		Wines		Spirits		Others		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
Sales revenue external customers	283,448,500	272,681,157	151,951,892	134,771,072	218,841,014	197,432,198	125,789,685	115,725,508	40,596,038	37,624,654	-	-	820,627,129	758,234,589
Other income	2,924,908	3,189,008	2,227,059	2,452,704	1,152,031	945,367	6,483,603	8,977,697	1,183,682	661,456	3,659,915	2,083,374	17,631,198	18,309,606
Sales revenue between segments	1,607,870	2,299,537	2,184,291	71,989	3,482,580	3,134,026	19,228	22,674	1,437,904	543,508	(8,731,873)	(6,071,734)	-	-
Net sales	287,981,278	278,169,702	156,363,242	137,295,765	223,475,625	201,511,591	132,292,516	124,725,879	43,217,624	38,829,618	(5,071,958)	(3,988,360)	838,258,327	776,544,195
Cost of Sales	(113,816,292)	(114,107,969)	(66,542,994)	(61,153,726)	(108,665,906)	(101,075,448)	(83,875,956)	(77,855,019)	(22,621,716)	(20,602,427)	11,709,998	9,696,218	(383,812,866)	(365,098,371)
Gross Margin	174,164,986	164,061,733	89,820,248	76,142,039	114,809,719	100,436,143	48,416,560	46,870,860	20,595,908	18,227,191	6,638,040	5,707,858	454,445,461	411,445,824
Distribution costs, administrative and other
expenses by function	(89,203,343)	(86,071,964)	(68,006,318)	(58,814,012)	(82,744,870)	(75,502,932)	(38,371,656)	(35,054,774)	(14,368,401)	(11,802,296)	(7,964,195)	(6,344,883)	(300,658,783)	(273,590,861)
Other operating income (expenses)	332,914	(798,416)	214,423	97	299,155	(246,916)	210,669	403,512	181,860	(4,288)	232,786	173,049	1,471,807	(472,962)
EBIT before exceptional items (EI)	85,294,557	77,191,353	22,028,353	17,328,124	32,364,004	24,686,295	10,255,573	12,219,598	6,409,367	6,420,607	(1,093,369)	(463,976)	155,258,485	137,382,001
Exceptional items (EI) (3)	-	-	-	-	-	-	-	-	-	-	6,790,933	-	6,790,933	-
EBIT (1)	85,294,557	77,191,353	22,028,353	17,328,124	32,364,004	24,686,295	10,255,573	12,219,598	6,409,367	6,420,607	5,697,564	(463,976)	162,049,418	137,382,001
Other income (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(654,683)	21,924,632
Net financial expense	-	-	-	-	-	-	-	-	-	-	-	-	(8,287,701)	(10,366,890)
Equity and income of joint venture	-	-	-	-	-	-	-	-	-	-	-	-	966,122	1,349,144
Foreign currency exchange differences	-	-	-	-	-	-	-	-	-	-	-	-	(1,400,700)	(1,390,069)
Results as per adjustment units	-	-	-	-	-	-	-	-	-	-	-	-	(5,079,737)	4,190,023
Income before taxes	-	-	-	-	-	-	-	-	-	-	-	-	147,592,719	153,088,841
Income taxes	-	-	-	-	-	-	-	-	-	-	-	-	(27,656,049)	(11,723,673)
Income of year	-		-	-	-	-	-	-	-	-	-	-	119,936,670	141,365,168
Non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	9,237,155	13,327,695
Net income attributable to equity holders of the	-		-	-	-	-	-	-	-	-	-	-	110,699,515	128,037,473
Depreciation and amortization	15,746,565	14,946,151	4,850,511	4,615,108	9,617,800	9,688,911	6,471,661	6,880,886	1,671,960	1,800,489	6,842,322	6,199,604	45,200,819	44,131,149
EBITDA before EI	101,041,122	92,137,504	26,878,864	21,943,232	41,981,804	34,375,206	16,727,234	19,100,484	8,081,327	8,221,096	5,748,953	5,735,628	200,459,304	181,513,150
EBITDA (2)	101,041,122	92,137,504	26,878,864	21,943,232	41,981,804	34,375,206	16,727,234	19,100,484	8,081,327	8,221,096	12,539,886	5,735,628	207,250,237	181,513,150
(1) EBIT ("Earnings Before Interest and Taxes") (For management purposes we have defined as earnings before other gains (losses) net, financial expenses net, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes).
(2) EBITDA ("Earnings Before Interests, Taxes, Depreciation and Amortization ). It is used for the calculation of EBITDA, EBIT plus depreciation and amortization.
(3) The Company has considered this result as a Exceptional items (EI) related for the sale of land in Perú for an amount of ThCh$ 6,790,933 (Note 13).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Sales information by geographic location

Net sales as per geographical location	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Chile	739,131,946	671,601,022	627,135,185
Argentina	230,418,725	166,657,305	149,409,010
Total	969,550,671	838,258,327	776,544,195

See distribution as per domestic and exports revenues in Note 9.

Depreciation and amortization as per segment

Property, plant and equipment depreciation and amortization of software	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Beer Chile	16,165,010	15,746,565	14,946,151
Beer Argentina	5,350,126	4,850,511	4,615,108
Non alcoholic	10,427,300	9,617,800	9,688,911
Wine	6,418,774	6,471,661	6,880,886
Spirits	1,877,002	1,671,960	1,800,489
Others (1)	7,543,793	6,842,322	6,199,604
Total	47,782,005	45,200,819	44,131,149
(1) Other includes depreciation and amortization corresponding to the Corporate Support Units, Strategic Service Units and Cider.

Capital expenditures as per segment

Capital expenditures (property, plant and equipment and software additions)	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Beer Chile	23,504,694	28,929,985	22,554,263
Beer Argentina	13,994,020	9,483,055	8,566,565
Non alcoholic	14,758,599	15,347,030	11,466,838
Wine	8,309,162	4,115,074	3,703,568
Spirits	1,030,063	828,196	1,294,402
Others (2)	16,250,389	5,692,824	10,306,840
Total	77,846,927	64,396,164	57,892,476
(2) Other includes the capital investments corresponding to the Corporate Support Units, Strategic Service Units and Cider.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Assets as per segment

Assets as per segment	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Beer Chile	289,961,747	283,666,385
Beer Argentina	127,759,978	123,738,441
Non alcoholic	175,730,472	167,448,887
Wine	270,024,508	258,176,118
Spirits	58,743,558	48,361,326
Others (3)	376,271,096	270,297,854
Total	1,298,491,359	1,151,689,011
(3) Other includes goodwill and the assets corresponding to the Corporate Support Units, Strategic Service Units and Cider.

Assets as per geographic location

Assets as per geographical location	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Chile	1,116,486,265	1,008,847,847
Argentina	182,005,094	142,841,164
Total	1,298,491,359	1,151,689,011

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

Consolidated statement of income	Notes	For the years ended December 31,
		2011	2010	2009
		ThCh$	ThCh$	ThCh$
Net Sales	9	969,550,671	838,258,327	776,544,195
Cost of Sales	10	(450,563,274)	(383,812,866)	(365,098,371)
Gross Margin		518,987,397	454,445,461	411,445,824
Other operational income	12	8,022,806	2,432,003	2,362,077
Distribution expenses	10	(150,071,122)	(129,079,325)	(110,020,778)
Administrative expenses	10	(77,095,019)	(63,995,182)	(67,833,191)
Other operational expenses	10	(121,989,203)	(108,544,472)	(98,571,931)
EBIT before Exceptional items		177,854,859	155,258,485	137,382,001
Exceptional Items (EI) (2)	12 - 13	12,905,374	6,790,933	-
EBIT (1)		190,760,233	162,049,418	137,382,001
Financial income	11	7,076,849	2,380,886	2,075,957
Financial costs	11	(14,410,911)	(10,668,587)	(12,442,847)
Equity and income of joint venture	19	1,069,311	966,122	1,349,144
Foreign currency exchange differences	11	(1,078,604)	(1,400,700)	(1,390,069)
Result as per adjustment units	11	(6,734,379)	(5,079,737)	4,190,023
Other gains (losses) net	12	3,010,058	(654,683)	21,924,632
Income before taxes		179,692,557	147,592,719	153,088,841
Income taxes	26	(44,890,356)	(27,656,049)	(11,723,673)
Net income of year		134,802,201	119,936,670	141,365,168
Net income attributable to:
Equity holders of the parent		122,751,594	110,699,515	128,037,473
Non-controlling interests	32	12,050,607	9,237,155	13,327,695
Net income of year		134,802,201	119,936,670	141,365,168
Income (loss) per share basic (Chilean pesos) from:
Continuing operations		385.40	347.56	402.00
Discontinued operations		-	-	-
Income (loss) per share basic (Chilean pesos) from:
Continuing operations		385.40	347.56	402.00
Discontinued operations		-	-	-
Depreciation and Amortization		47,782,005	45,200,819	44,131,149
EBITDA before EI		225,636,864	200,459,304	181,513,150
EBITDA (1)		238,542,238	207,250,237	181,513,150
(1) See definition of EBIT and EBITDA in information as per operating segment.
(2) The Company has considered this result as a Exceptional items (EI) related to earthquake insurance compensation for an amount of ThCh$ 13,289,481 (Note 12) and restructuring charges of cider business in Argentina for an amount of ThCh$ 384,107, both figures for the year 2011 and ThCh$ 6,790,933 for the year 2010, related to the sale of land in Perú (Note 13).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Information as per segments of joint ventures and associates

The Company’s Management reviews the financial position and the operating results of all its joint ventures and associates described in Note 19. The information that appears below relates to 100% joint ventures and associates: Compañía Pisquera Bauzá S.A. (spirits), Valles de Chile S.A. (wine segment), Cervecería Austral S.A. (beer segment), Foods Compañía de Alimentos CCU S.A. (foods segment) and Promarca S.A. (other segment), represents the figures that have not been consolidated in the Company’s financial statements, since joint ventures and associates are accounted for under the equity method, as explained in Note 2.2.

The figures for each entity are as follows, at base 100%:

	As of December 31, 2011			As of December 31, 2010			As of December 31, 2009
	Compañía Pisquera Bauzá S.A.	Cervecería Austral S.A.	Foods S.A. and Promarca S.A.	Valles de Chile S.A.	Cervecería Austral S.A.	Foods S.A. and Promarca S.A.	Valles de Chile S.A.	Cervecería Austral S.A.	Foods S.A. and Promarca S.A.
Net sales	5,249,831	6,742,979	23,332,849	5,102,297	6,178,320	21,729,663	4,604,576	5,206,879	20,596,495
Operating results	(1,611,372)	319,065	3,813,555	(931,429)	348,364	2,809,759	(191,416)	248,974	3,052,972
Income of year	(1,251,395)	260,699	3,153,507	(970,088)	304,816	2,380,465	(124,803)	200,320	2,620,599
Capital expenditures	281,811	549,905	493,417	1,013,222	668,497	1,200,822	716,758	295,362	977,520
Depreciation and amortization	(625,161)	(312,912)	(659,741)	(540,138)	(233,909)	(555,992)	(426,263)	(251,325)	(531,004)
Current assets	-	3,010,585	9,987,888	6,119,442	3,482,610	8,409,881	5,865,166	3,346,631	9,090,226
Non-current assets	-	3,864,213	60,740,383	13,533,153	3,368,334	59,119,807	13,000,582	2,774,576	58,570,068
Current liabilities	-	1,088,820	12,333,624	4,642,625	1,217,929	9,063,611	2,830,014	865,205	8,114,932
Non-current liabilities	-	237,356	367,666	481,547	202,739	263,752	537,223	130,540	423,955

(1) See Note 19.

Note 8 Business Combinations

a) Doña Aída S.A. and Don Enrique Pedro S.A.

Year 2010 Acquisitions

On December 27, 2010, the following acquisitions of shares were executed through the subsidiary Compañía Industrial Cervecera S.A. (CICSA): (a) 71.456% of the shares and voting rights of Doña Aida S.A., which also owns 49.777% of Sáenz Briones & Cía. S.A.I.C. y C; (b) 71.467% of the shares and voting rights of Don Enrique Pedro S.A., which also owns 99.968% of Sidra La Victoria S.A., and (c) 0.4377% of the shares and voting rights of Sáenz Briones & Cía. S.A.I.C. y C., as a consequence CICSA became 50.215% owner of this last company.

Year 2011 Acquisitions

On April 6, 2011, CICSA made an additional purchase of shares of 14.272% of Doña Aída S.A. and 14.2667% of Don Enrique Pedro S.A., through its subsidiary Compañía Industrial Cervecera S.A. (CICSA). As a consequence, CICSA became the owner of 85.728% and 85.734%, respectively, of the before mentioned subsidiaries.

Later, on September 20, 2011, CICSA, acquired the remaining percentage of the equity rights of Doña Aída S.A. and Don Enrique Pedro S.A. As a consequence CICSA became the owner of 100% of those subsidiaries. During December 2011, CICSA sold 5% of Doña Aida S.A. and Don Enrique Pedro S.A to CCU Argentina.

The Company disbursed for this transaction a total amount of ThCh$ 9,157,728 (ThCh$ 3,023,219 in 2011 and ThCh$ 6,134,509 in 2010). Because of at December 31, 2010, the Company was in the process of assessing the fair values, that amount was classified under Other non-financial assets (See Note 18).

At the date of issue of these consolidated financial statements, fair values of assets, liabilities and contingent liabilities have been determinated, generating, among others, goodwill and intangible assets (See Note 20 and 21).

It is expected that the acquisition of these companies increase their productive capacities, through the expansion of their productive assets, growth in market share, through the various brands marketed and participation in local and foreign markets, as well as operational improvements as a result of synergies obtained in the operational and administrative functions.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

b) Viña Valles de Chile S.A. and Compañía Pisquera Bauzá S.A.

On the other hand, as described in Note 19, in the month of December 2011, Viña Valles de Chile S.A. became a subsidiary of Viña San Pedro Tarapacá S.A. At the same time, Compañía Pisquera Bauzá S.A. was constituted as an associate of Compañía Pisquera de Chile S.A.

Note 9 Net Sales

Net sales distributed between domestic and export, are as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Sales to domestic clients	877,824,070	749,160,413	687,040,509
Exports sales	91,726,601	89,097,914	89,503,686
Total	969,550,671	838,258,327	776,544,195

Note 10 Nature of the costs and expenses

Operational costs and expenses grouped by natural classification are as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Raw material cost	327,626,307	275,058,113	261,973,067
Materials and maintenance expenses	25,709,929	23,901,442	23,545,492
Salaries (staff expenses) (1)	114,803,745	99,874,443	93,524,543
Transportation and distribution	123,422,050	103,311,030	90,667,340
Advertising and promotion expenses	70,028,455	63,734,869	57,815,013
Lease expense	8,345,266	6,825,701	6,002,388
Energy expenses	25,932,251	19,796,334	18,375,333
Depreciation and amortizations	47,782,005	45,200,819	44,131,149
Other expense	56,452,717	47,729,094	45,489,946
Total	800,102,725	685,431,845	641,524,271
(1) See Note 31 Employee benefits.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 11 Financial results

The financial income composition for the years ended as of December 31, 2011, 2010 and 2009, is as follows:

Financial Results	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Financial income	7,076,849	2,380,886	2,075,957
Financial cost	(14,410,911)	(10,668,587)	(12,442,847)
Foreign currency exchange differences	(1,078,604)	(1,400,700)	(1,390,069)
Result as per adjustment units	(6,734,379)	(5,079,737)	4,190,023
Total	(15,147,045)	(14,768,138)	(7,566,936)

Note 12 Other income by function

The detail of other income by function items is as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Earthquake insurance compensation (1)	13,289,481	-	-
Others	8,022,806	2,432,003	2,362,077
Total	21,312,287	2,432,003	2,362,077

(1)   Earthquake insurance compensation

        As of December 31, 2010 the insurance claim process related to the damages caused by the earthquake of February 27, 2010, was still ongoing. The final liquidator´s report and its subsequent ratification by the parties were pending.

        As of December 31, 2010, the recovery of ThCh$ 27,315,436 related to the recorded book value of assets damaged and expenses incurred was considered to be virtually certain under IAS 37 by the Company.

        Of this amount, ThCh$ 21,721,759 was received in cash from the insurance company at December 31, 2010 and reflected in cash flow from operating activities. Additionally, ThCh$ 5,593,677 was recorded as an account receivable based on a confirmation from the insurance company, amount that was collected in the year 2011, when the insurance claims process was completed. At the date of such final settlement the total amount of the book value of the damaged assets and expenses incurred was ThCh$ 30,188,980, receiving a total compensation for ThCh$ 43.617.835, of which ThCh$ 21,896,076 was received during the year 2011 (See Note 14).

        As a result of it, a net positive effect of ThCh$ 13,289,481 was recorded in the statement of income during the year ended December 31, 2011. This result, which is an exceptional item one, includes compensation for the following:

1.     ThCh$ 8,481,854 as compensation for a)  the excess of net selling price over the cost basis for finished goods destroyed in the earthquake, and  b) business interruption.

        2.     ThCh$ 4,807,627 as compensation for the excess of the replacement value over the cost basis for machinery and equipment.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 13 Other Gain and Loss

The detail of other gain (loss) items is as follows:

Other Income (loss)	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Result from sale of interest in subsidiary (*)	-	-	24,439,025
Result on sale of land (Perú) (**)	-	6,790,933	-
Results derivative contracts	2,459,262	(1,048,194)	(2,845,237)
Marketable securities to market value	(227,034)	392,018	321,629
Others	777,830	1,493	9,215
Total	3,010,058	6,136,250	21,924,632
(*)	As mentioned in Note 1, number 4, a profit was recognized for the sale of 29.9% of the shares of Aguas CCU Nestlé Chile S.A.
(**)	For purposes of financial information as per operating segment (Note 7), the Company has considered these results as Exceptional Item (EI).

Note 14  Cash and cash equivalents

Cash and cash equivalent balances were as follows:

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	136,754	2,839,227	11,310,763
Overnight deposits	308,625	399,249	367,965
Bank balances	22,904,299	26,083,147	14,470,651
Time deposits	100,478,008	45,788,575	21,891,688
Investments in mutual funds	22	2,301,316	15,950,635
Securities purchased under resale agreements	53,836,670	74,202,786	73,361,967
Total	177,664,378	151,614,300	137,353,669

The currency composition of cash and cash equivalents at December 31, 2011, is as follows:

As of December 31, 2011	Chilean peso	Unidad de Fomento	US Dollar	Euro	Argentine peso	Others	Totales
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	136,711	-	43	-	-	-	136,754
Overnight deposits	308,625	-	-	-	-	-	308,625
Bank balances	19,139,424	-	2,685,721	141,146	936,632	1,376	22,904,299
Time deposits	81,514,956	18,963,052	-	-	-	-	100,478,008
Investments in mutual funds	-	-	-	-	22	-	22
Securities purchased under resale agreements	53,836,670	-	-	-	-	-	53,836,670
Total	154,936,386	18,963,052	2,685,764	141,146	936,654	1,376	177,664,378

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The currency composition of cash and cash equivalents at December 31, 2010, is as follows:

As of December 31, 2010	Chilean peso	Unidad de Fomento	US Dollar	Euro	Argentine peso	Others	Totales
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	2,838,888	-	339	-	-	-	2,839,227
Overnight deposits	399,249	-	-	-	-	-	399,249
Bank balances	17,586,208	-	375,541	1,361,211	6,736,375	23,812	26,083,147
Time deposits	31,145,809	14,642,766	-	-	-	-	45,788,575
Investments in mutual funds	2,301,316	-	-	-	-	-	2,301,316
Securities purchased under resale agreements	74,202,786	-	-	-	-	-	74,202,786
Total	128,474,256	14,642,766	375,880	1,361,211	6,736,375	23,812	151,614,300

The composition of cash and cash equivalents at December 31, 2009, is as follows:

As of December 31, 2009	Chilean peso	Unidad de Fomento	US Dollar	Euro	Argentine peso	Others	Totales
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalents	11,310,332	-	431	-	-	-	11,310,763
Overnight deposits	367,965	-	-	-	-	-	367,965
Bank balances	11,895,727	-	272,742	313,236	1,912,042	76,904	14,470,651
Time deposits	19,229,841	2,661,847	-	-	-	-	21,891,688
Investments in mutual funds	15,950,635	-	-	-	-	-	15,950,635
Securities purchased under resale agreements	73,361,967	-	-	-	-	-	73,361,967
Total	132,116,467	2,661,847	273,173	313,236	1,912,042	76,904	137,353,669

The total accumulated cash flow accrued by business combinations as of December 31, 2011, 2010 and 2009, amounts to:

	As of December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Total paid for business acquisitions:
Amount paid in cash and cash equivalent for business acquisitions	(3,257,272)	(10,646,456)	(1,036,500)
Total	(3,257,272)	(10,646,456)	(1,036,500)

As of December 31, 2011, in the Consolidated Statement of Cash Flow, in Operational Activities, under the heading “Other cash movements” the total amount of ThCh$ 8,936,842, includes the amount of ThCh$ 15,506,731 related to the final compensation received by losses of inventories and interruption of the operational activities (ThCh$ 21,721,759 in 2010 related to partial compensation).

In addition, as of December 31, 2011, in Investing Activities, under the heading "Other cash movements" the amount shown of ThCh$ 6,389,344, is related to the final compensation received for destruction of machinery and equipment from the insurance companies related to the earthquake (See Note 12).

Therefore, cash included in the cash flow statement in 2011 related to the earthquake as mentioned in the previous two paragraphs, is ThCh$ 21,896,076 (See Note 12).

Also, on July 2009, the Company received ThCh$ 29,874,428 as payment in cash for the sale of 29.9% of shares of Aguas CCU-Nestlé Chile S.A. and reduce their participation in Aguas CCU-Nestlé Chile S.A. to a 50.1% (See Note 1 number 1). This is presented within the Cash Flow Statement under the item “Proceeds from sale of and investment in a subsidiary”.

Additionally, as of December 31, 2011, within “Cash Flow from Financing Activities”, under the heading “Other cash movements" for a total amount of ThCh$ 15,096,775, is forming part ThCh$ 11,268,125 corresponding to the prepayment of the Serie A Bonds (See Note 27). Besides, as of December 31, 2009, under the heading Proceeds from long term loans” is presented as part of the balance the followings items:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

•            On March 15, 2009, the Company recorded in the Securities Record the issue of 20-year term bonds Series H and I for a total UF2,000,000 and UF 3,000,000 (equivalents to ThCh$ 41,624,936 and ThCh$ 62,437,405), respectively, which were placed on April 2, 2009.

•            On May 14, 2009, the subsidiaries of VSPT, Viña Misiones de Rengo, Viña del Mar Viña of Casablanca and Viña Santa Helena, signed credits totaling US$ 3 million, equivalent to ThCh $ 9,874,584 with Banco BICE, with maturity date of May 15, 2013. This amount is presented under the item "Proceeds from bank borrowings and issuance of bonds”.

Note 15 Accounts receivables – Trade and other receivables

The accounts receivable trade and other balances were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Accounts receivables
Beer Chile	33,319,709	31,588,865
Beer Argentina	23,602,951	14,205,072
Non alcoholic	25,403,484	24,368,168
Wine	40,814,420	30,684,126
Spirits	11,875,387	8,985,926
Others	49,338,299	30,937,831
Other accounts receivable (*)	13,426,269	16,152,609
Impairment loss estimate	(4,715,357)	(3,909,051)
Total	193,065,162	153,013,546

(*)  At December 31, 2010, under this item is recorded the net balance of the account receivable from insurance companies for claims related to the earthquake for an amount of ThCh$ 5,593,677 (See Note 12).

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Chilean peso	123,527,287	115,544,263
Argentine peso	39,724,238	17,152,025
US Dollar	19,274,307	12,752,647
Euro	7,960,667	5,771,899
Unidad de Fomento	106,795	37,630
Other Currencies	2,471,868	1,755,082
Total	193,065,162	153,013,546

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The detail of the accounts receivable maturities as of December 31, 2011, is as follows:

	Total	Current Balance	Overdue Balances
			0 to 3 months	3 to 6 month	6 to 12 month	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Beer Chile	33,319,709	30,729,737	1,521,732	235,703	243,458	589,079
Beer Argentina	23,602,951	20,520,177	1,376,919	270,681	1,304,511	130,663
Non alcoholic	25,403,484	22,845,949	793,297	447,871	530,796	785,571
Wine	40,814,420	34,339,230	5,420,555	211,730	294,281	548,624
Spirits	11,875,387	10,987,890	643,236	37,580	54,540	152,141
Others	49,338,300	43,428,364	3,634,253	1,048,766	482,523	744,394
Other accounts receivable	13,426,268	13,426,268	-	-	-	-
Sub Total	197,780,519	176,277,615	13,389,992	2,252,331	2,910,109	2,950,472
Impairment loss estimate	(4,715,357)	-	(176,712)	(324,185)	(1,800,777)	(2,413,683)
Total	193,065,162	176,277,615	13,213,280	1,928,146	1,109,332	536,789

The detail of the accounts receivable maturities as of December 31, 2010, is as follows:

	Total	Current Balance	Overdue Balances
			0 to 3 months	3 to 6 month	6 to 12 month	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivables:
Beer Chile	31,588,865	28,945,990	1,358,970	348,002	387,029	548,874
Beer Argentina	14,205,072	11,738,479	950,187	513,231	610,436	392,739
Non alcoholic	24,368,168	21,322,465	1,571,943	381,107	283,906	808,747
Wine	30,684,126	25,316,859	4,068,585	566,918	315,246	416,518
Spirits	8,985,926	8,151,340	541,473	117,940	17,142	158,031
Others (1)	30,937,831	27,634,401	2,327,578	108,292	190,915	676,645
Other accounts receivable	16,152,609	16,152,609	-	-	-	-
Sub Total	156,922,597	139,262,143	10,818,736	2,035,490	1,804,674	3,001,554
Impairment loss estimate	(3,909,051)	-	(116,756)	(344,907)	(936,916)	(2,510,472)
Total	153,013,546	139,262,143	10,701,980	1,690,583	867,758	491,082
(1) Mainly include Comercial CCU which makes sales multiclass on behalf of Cervecera CCU Chile, ECCUSA, CPCH, VSPT and FOODS.

The Company markets its products through retail, wholesale clients, chains and supermarkets.

As of December 31, 2011, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 36,6% (38.1% in 2010) of the total accounts receivable.

As indicated in the Risk management note (Note 5), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the accounts receivable balances. For this reason, management estimates that it does not require establishing allowances for further deterioration, in addition to those already constituted based on an aging analysis of these balances.

Regarding amounts aged more than 6 months and for which no allowances have been constituted, they correspond mainly to amounts already covered by the credit insurance policies.

In addition, there are amounts overdue within ranges for which, in accordance with current policies are only partially impaired for based on a case by case analysis.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Balance at the beginning	3,909,051	3,911,557
Impairment estimate for accounts receivable	1,517,832	884,890
Uncollectible accounts	(851,981)	(777,617)
Estimates resulting from business combinations	125,849	-
Effect of translation into presentation currency	14,606	(109,779)
Total	4,715,357	3,909,051

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 16 Accounts and transactions with related companies

Transactions between the Company and its subsidiaries relates to standard operations as regards purpose and conditions. Such transactions have been eliminated during the consolidation process and they are not detailed in this note.

The amounts indicated as transactions in the following table related to trade operations with related companies, which are effected at arm’s length as regards price and payment conditions. There are neither uncollectible estimates decreasing accounts receivable, nor guarantees related to the same.

Conditions of the balances and transactions with related companies:

(1)   They related to business operations agreed upon in Chilean pesos, of those companies not under a current trade account agreement, that do not accrue interest and which payment condition is, generally, 30 days.

(2)   They related to business operations agreed upon in Chilean pesos. The remaining balance accrues interest at 90-days active bank rate (TAB) plus an annual spread. Such interests shall be paid or charged against the trade current account.

(3)   They related to business operations in foreign currency, not covered by a current trade account, that do not accrue interest and which payment condition is, generally, 30 days and are presented at the closing exchange rate.

(4)   It relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui and Limarí Ltda. due to differences resulting from the contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight real and successive installments of
UF 1,124 each. Maturities correspond to February 28 of each year, as from 2007 and a UF 9,995 bullet with maturity on February 28, 2014.

(5)   It relates to an advanced payment of the price received for the future purchase and sale of part of the industrial facility under development. The balance is not subject to interest.

(6)   It relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Comarca S.A. related to the payment of the access fee for the distribution of products. The pending amount is agreed at two quotes of UF 17,888. Maturities correspond to November 2, 2012 and December 2, 2013, respectively.

(7)   It relates to an agreement between the subsidiary Compañía Pisquera de Chile S.A. with Inversiones y Asesorías Monterroso Limitada y Otros, related to the acquisition of 49% of the associated Compañía Pisquera Bauzá S.A. The outstanding balance at December 31, 2011, corresponds to a single quote for UF 65,832 with maturity on December 1, 2013.

The transaction schedule includes all the transactions made with related parties.

The detail of the accounts receivable and payable from related companies as of December 31, 2011 and 2010, is as follows:

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Accounts receivable from related parties

Current:

TAX ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2011 ThCh$	2010 ThCh$
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	129,348	150,555
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	USD	14,693	-
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiaria de Joint venture	Sales of products	CLP	310,926	240,605
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiaria de Joint venture	Lease crane	CLP	1,087	494
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sales of products	CLP	107,568	-
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Transport service	CLP	601,752	409,510
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Remittance received	CLP	5,058,893	3,267,816
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(2)	Joint venture	Interests	CLP	148,306	68,118
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Sale services	CLP	80,865	81,327
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Shared services	CLP	154,324	162,454
0-E	Anheuser Busch International, Inc.	Estados Unidos	(3)	Subsidiary Shareholdes	Sales of products	USD	-	876,183
0-E	Anheuser Busch Latin America Development Corporation	Estados Unidos	(3)	Subsidiary Shareholdes	Marketing services	$ARG	-	2,643
76.736.010-K	Promarca S.A.	Chile	(1)	Joint venture	Marketing services	CLP	87,772	31,299
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidiary Shareholdes	Purchase advance	CLP	870,529	764,956
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidiary Shareholdes	Sales of products	CLP	104,600	85,430
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Parent company related	Sales of products	Euros	218,853	250,275
0-E	Heineken Italia Spa.	Italia	(3)	Parent company related	Marketing services	Euros	16,689	21,907
0-E	Compañía Cervecera del Trópico	Mexico	(3)	Subsidiary related	Marketing services	USD	-	201,045
0-E	Cervecería de Panamá S.A.	Panamá	(3)	Subsidiary related	Sales of products	USD	-	5,287
96.427.000-7	Inversiones y Rentas S.A.	Chile	(1)	Parent company related	Sales of products	CLP	8,111	-
99.531.920-9	Viña Valles de Chile S.A.	Chile	(1)	Joint venture until Dec. 2011	Sales of products	CLP	-	102,661
91.705.000-7	Quiñenco S.A.	Chile	(1)	Parent company related	Sales of products	CLP	-	1,596
97.004.000-5	Banco de Chile	Chile	(1)	Parent company related	Sales of products	CLP	85,302	24,435
79.903.790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	(1)	Related to the controller	Sales of products	CLP	452	12,697
91.021.000-9	Madeco S.A.	Chile	(1)	Parent company related	Sales of products	CLP	1,784	575
90.081.000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Subsidiary Shareholdes	Sales of products	CLP	568	71,314
81.981.500-3	Terc. y Elaboración de Maderas S.A.	Chile	(1)	Parent company related	Sales of products	CLP	-	452
76.115.132-0	Canal 13 S.P.A	Chile	(1)	Parent company related	Advertising	CLP	142,430	-
76.178.803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Recovery of expenses by division	CLP	1,838,797	-
76.175.016-K	Compañía Pisquera Bauza S.A.	Chile	(1)	Associate of Subsidiary	Services Rendered	CLP	557	-
Totales							9,984,206	6,833,634

Non Current:

TAX ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2011	2010
							ThCh$	ThCh$
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidiary Shareholdess	Loan	UF	418,922	444,685
Totales							418,922	444,685

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Accounts payable to related parties

Current:

TAX ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2011	2010
							ThCh$	ThCh$
96.919.980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	526,248	632,185
77.755.610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Marketing services	CLP	39,169	35,981
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	402,300	403,555
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Rebate	CLP	234	62,002
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(1)	Joint venture	Consignation sales	CLP	507,310	445,504
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Subsidiary Shareholdes	Purchase of products	CLP	154,955	149,306
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Subsidiary Shareholdes	Purchase of products	CLP	12,483	9,456
76.736.010-K	Promarca S.A.	Chile	(1)	Joint venture	License	CLP	810,188	1,335,435
79.903.790-4	Soc.Agrícola y Ganadera Rio Negro Ltda.	Chile	(1)	Related to the controller	Recovery from division	CLP	1,163,160	-
0-E	Anheuser Busch Latin America Development Corporation	Estados Unidos	(3)	Subsidiary Shareholdes	License and technical assistance	$ARG	-	971,839
0-E	Anheuser Busch International, Inc	Estados Unidos	(3)	Subsidiary Shareholdes	Purchase of products	USD	-	5,906
0-E	Heineken Brouwerijen B.V.	Holanda	(3)	Parent company related	License and technical assistance	Euros	3,047,871	3,174,000
97.004.000-5	Heineken Italia SPA.	Italia	(1)	Joint venture	Purchase of products	CLP	26,227	-
90.081.000-8	Compañía Chilena de Fósforos S.A.	Chile	(1)	Subsidiary Shareholdes	Purchase of products	CLP	-	51
99.531.920-9	Viña Valles de Chile S.A.	Chile	(1)	Joint venture until Dec. 2011	Purchase of products	CLP	-	72,830
76.178.803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller	Recovery from division	CLP	1,127,054	-
0-E	Cervecería Modelo S.A.	Mexico	(3)	Subsidiary related	Purchase of products	USD	-	42,081
0-E	Cía. Cervecera del Trópico	Mexico	(3)	Subsidiary related	Purchase of products	USD	-	84,186
78.105.460-7	Alimentos Nutrabien S.A.	Chile	(1)	Parent company related	Purchase of products	CLP	5,938	-
96.908.430-9	Telefónica del Sur Servicios Intermedios S.A.	Chile	(1)	Parent company related	Telephony services	CLP	-	3,786
87.938.700-0	Agroproductos Bauza y Cía Ltda.	Chile	(1)	Related Associate	Purchase of products	CLP	572,859	-
76.175.016-K	Compañía Pisquera Bauza S.A.	Chile	(1)	Associate of Subsidiary	Royalty	CLP	15,860	-
76.029.691-0	Comarca S.A.	Chile	(6)	Related Associate	Access Fee	UF	398,796	-
97.004.000-5	Banco de Chile	Chile	(1)	Parent company related	Services of invoicing	CLP	605	-
92.048.000-4	Sudamericana Agencias Aereas y Marítima S.A.	Chile	(1)	Related to the controller	Transportation services	CLP	83	-
99.505.690-9	Blue Two Chile S.A.	Chile	(1)	Parent company related	Telephony services	CLP	161	-
Totales							8,811,500	7,428,103

Non Current:

TAX ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31,
							2011	2010
							ThCh$	ThCh$
99.542.980-2	Foods Compañía de Alimentos CCU S.A.	Chile	(5)	Joint Venture	Purchase of land	CLP	610,093	610,093
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Subsidiary Shareholdes	Purchase of products	CLP	8,241	10,775
76.029.691-0	Comarca S.A.	Chile	(6)	Related Associate	Access Fee	UF	398,796	-
2.011.044-9	Lorenzo Bauza Alvarez	Chile	(7)	Related Associate	Purchase of shares	UF	15,421	-
76.024.758-8	Inversiones y Asesorías Monterroso Ltda.	Chile	(7)	Related Associate	Purchase of shares	UF	2,966	-
76.024.756-1	Inversiones y Asesorías El Salto Ltda.	Chile	(7)	Related Associate	Purchase of shares	UF	2,966	-
76.024.774-K	Inversiones y Asesorías La Abadesa Ltda.	Chile	(7)	Related Associate	Purchase of shares	UF	2,966	-
76.023.031-6	Inversiones y Asesorías Buena Esperanza Ltda.	Chile	(7)	Related Associate	Purchase of shares	UF	2,966	-
76.024.767-7	Inversiones y Asesorías Capital y Rentas Ltda.	Chile	(7)	Related Associate	Purchase of shares	UF	2,966	-
76.173.468-7	Fondo de Inversión Privado Mallorca	Chile	(7)	Related Associate	Purchase of shares	UF	1,437,410	-
Totales							2,484,790	620,868

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Most significant transactions and effects on results:

The following are the most significant transactions with related entities that are not subsidiaries of the Company and their effect on the Statement of Income:

TAX ID	Company	Country of origin	Relationship	Transaction	2011		2010		2009
					Amounts	(Charges) /Credits (Effect on Income)	Amounts	(Charges) /Credits (Effect on Income)	Amounts	(Charges) /Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
0-E	Anheuser Busch Internacional, Inc (*)	Estados Unidos	Subsidiary Shareholdes	Purchase of products	-	-	631,897	-	156,210	-
0-E	Anheuser Busch Internacional, Inc (*)	Estados Unidos	Subsidiary Shareholdes	Sales of products	-	-	3,882,262	1,389,186	4,234,646	1,706,825
0-E	Anheuser Busch Latin America Development Corporation	Estados Unidos	Subsidiary related	License and technical assistance	-	-	3,193,553	(3,193,553)	2,598,574	(2,598,574)
0-E	Cervecería Modelo S.A.	México	Subsidiary related	License and technical assistance	-	-	178,699	(178,699)	165,501	(165,501)
0-E	Cervecería Modelo S.A.	México	Subsidiary related	Purchase of products	-	-	166,645	-	-	-
0-E	Cervecería del Trópico	México	Subsidiary related	Advertising contribution	-	-	624,076	624,076	115,166	115,166
0-E	Cervecería del Trópico	México	Subsidiary related	Purchase of products	-	-	2,129,564	-	2,291,434	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Billed service	55,993	(55,993)	-	-	-	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Sales of products	-	-	176,616	30,750	144,600	144,600
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Purchase of products	-	-	192,095	-	-	-
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	Sales of products	1,206,474	458,460	944,793	359,021	677,341	265,946
0-E	Heineken Brouwerijen B.V	Holanda	Parent company related	License and technical assistance	2,042,868	(2,042,868)	2,008,841	(2,008,841)	1,710,108	(1,710,108)
0-E	Heineken Italia Spa.	Italia	Parent company related	Advertising contribution	16,689	16,689	58,043	58,043	-	-
0-E	Heineken Italia Spa.	Italia	Parent company related	Purchase of products	90,266	-	33,196	-	-	-
0-E	Nestle Waters Argentina S.A.	Italia	Subsidiary Shareholdes	Technical assistance	30,497	(30,497)	30,513	(30,513)	32,965	(32,965)
0-E	Nestle Waters S.A.	Italia	Subsidiary Shareholdes	Royalty	67,137	(67,137)	98,972	(98,972)	56,699	(56,699)
90.703.000-8	Nestle Chile S.A.	Italia	Subsidiary Shareholdes	Dividends paid	2,829,774	-	6,345,689	-	630,404	-
76.736.010-k	Promarca S.A.	Chile	Joint venture	Royalty Paid	3,185,155	(3,185,155)	2,268,106	(2,268,106)	1,195,439	(1,195,439)
77.051.330-8	Cerveceria Kunstmann Ltda	Chile	Subsidiary Shareholdes	Sales of products	216,971	161,919	212,063	169,650	173,967	139,174
77.051.330-8	Cerveceria Kunstmann Ltda	Chile	Subsidiary Shareholdes	Services of invoicing	83,672	62,442	54,308	54,308	104,183	104,183
77.755.610-k	Comercial Patagona Ltda.	Chile	Subsidiary Joint venture	Marketing services	147,493	(147,493)	96,714	(96,714)	76,418	(76,418)
77.755.610-k	Comercial Patagona Ltda.	Chile	Subsidiary Joint venture	Sales of products	1,338,141	548,638	1,149,652	528,840	702,648	289,851
81.805.700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Subsidiary Shareholdes	Loan	23,684	9,056	23,519	8,643	23,514	9,495
81.805.700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Subsidiary Shareholdes	Dividends paid	740,121	-	533,449	-	367,229	-
81.805.700-8	Coop.Agr.Control Pisquero Ltda.	Chile	Shares of subsidiary	Grape purchase	4,922,212	-	4,296,838	-	4,660,216	-
90.081.000-8	Compañía Chilena de Fosforo	Chile	Subsidiary Shareholders	Dividends paid	3,000,006	-	1,573,852	-	177,590	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	Parent company related	Dividends paid	34,134,370	-	39,480,557	-	30,575,169	-
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	447,818	424,866	381,857	362,286	397,714	265,021
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty paid	216,856	216,856	75,374	75,374	135,837	(135,837)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty charged	192,628	(192,628)	267,303	(267,303)	489,737	(489,737)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	2,293,195	-	1,933,687	-	757,572	-
97.004.000-5	Banco de Chile	Chile	Parent company related	Services	119,388	(119,388)	181,178	(181,178)	128,927	(128,927)
97.004.000-5	Banco de Chile	Chile	Parent company related	Sales of products	37,984	15,574	44,191	11,048	30,126	18,075
97.004.000-5	Banco de Chile	Chile	Parent company related	Derivatives	35,101,844	(87,148)	2,125,909	(102,486)	1,586,430	81,863
97.004.000-5	Banco de Chile	Chile	Parent company related	Investments	143,679,043	935,070	127,401,011	246,018	80,031,416	250,000
97.004.000-5	Banco de Chile	Chile	Parent company related	Leasing Pay	343,386	49,424	335,218	61,266	329,712	73,152
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture until Dec. 2011	Billing of services	157,332	-	22,957	22,957	32,310	32,310
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture until Dec. 2011	Sales of products	21,935	21,935	5,639	871	6,581	3,955
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture until Dec. 2011	Purchase of products	89,744	13,862	235,885	-	285,107	-
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture until Dec. 2011	Remittance paid	5,241,975	-	3,341,762	-	1,409,800	-
99.531.920-9	Viña Valles de Chile S.A.	Chile	Joint venture until Dec. 2011	Remittance received	2,722,942	-	3,397,762	-	1,372,762	-
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Interests	344,180	344,180	164,004	164,004	93,199	93,199
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Lease paid	1,809,630		335,715	-	41,033,604	-
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Services	2,476,491	2,476,491	2,574,378	2,574,378	1,705,216	1,705,216
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Services	68,058	(68,058)	103,177	(103,177)	159,811	(159,811)
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Consignment sales	10,302,926	-	9,956,650	-	9,262,382	-
99.542.980-2	Foods Compañía de Alimentos CCU.S.A	Chile	Joint venture	Sales of products	747,865	344,018	672,683	309,434	921,784	424,021
84.898.000-5	Alusa S.A.	Chile	Subsidiary related	Purchase of products	757,722		969,567	-	846,150	-
76.115.132-0	Canal 13 S.P.A	Chile	Parent company related	Adverstising	3,004,581	(2,765,844)	-	-	-	-
96.657.690-7	Inversiones Punta Brava S.A.	Chile	Parent company related	Services paid	8,491	(8,491)	-	-	-	-
99.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Parent company related	Investments	11,880,000	19,486	60,840,500	30,042	128,667,350	44,516
79.903.790-4	Soc. Agrícola y Ganadera Rio Negro Ltda.	Chile	Related to the controller	Recovery from division	1,163,161	-	85,868	-	-	-
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller	Recovery of expenses by division	1,753,549	-	-	-	-	-
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller	Recovery from division	1,127,054	-	-	-	-	-
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller	Collected invoices	83,878	83,878	-	-	-	-
81.805.700-8	Compañía Pisquera Bauza S.A.	Chile	Associate of Subsidiary	Royalty	15,860	-	-	-	-	-
76.029.691-0	Comarca S.A.	Chile	Related Associate	Access Fee	797,592	-	-	-	-	-
2.011.044-9	Lorenzo Bauza Alvarez	Chile	Related Associate	Purchase of shares	15,421	-	-	-	-	-
76.024.758-8	Inversiones y Asesorías Monterroso Ltda.	Chile	Related Associate	Purchase of shares	2,966	-	-	-	-	-
76.024.756-1	Inversiones y Asesorías El Salto Ltda.	Chile	Related Associate	Purchase of shares	2,966	-	-	-	-	-
76.024.774-K	Inversiones y Asesorías La Abadesa Ltda.	Chile	Related Associate	Purchase of shares	2,966	-	-	-	-	-
76.023.031-6	Inversiones y Asesorías Buena Esperanza Ltda.	Chile	Related Associate	Purchase of shares	2,966	-	-	-	-	-
76.024.767-7	Inversiones y Asesorías Capital y Rentas Ltda.	Chile	Related Associate	Purchase of shares	2,966	-	-	-	-	-
76.173.468-7	Fondo de Inversión Privado Mallorca	Chile	Related Associate	Purchase of shares	1,437,410	-	-	-	-	-
87.938.700-0	Agroproductos Bauza y Cía Ltda.	Chile	Related Associate	Purchase of products	572,859	-	-	-	-	-

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

 Remuneration of the Management key employees

The Company is managed by a Board of Directors with 9 members, who are in office for a 3-year term, and they may be re-elected.

The Board was appointed at the General Shareholders Meeting held on April 20, 2009. The Chairman and the Vice Chairman, as well as the members of the Directors Committee, the Audit Committee and the Business Committee were appointed in subsequent board meetings. On May 4, 2011, Mr. Giorgio Maschietto Montuschi resigned as Director of the Company, and was replaced by Jorge Luis Ramos at Board Meeting held on the same date.

As agreed at the General Shareholders Meeting held on April 15, 2011, the directors’ remuneration consists in a per diem for their attendance at each meeting of UF100 per Director, and twice that amount for the Chairman. Additionally, 3% of the total distributable dividend will be distributed proportionally to each Director. In case the distributed dividends exceed 50% the net profits, the Board of Directors’ share shall be calculated over a maximum 50% of such profits. In addition, those directors that are members of the Directors Committee and the Business Committee receive a per diem of UF 34 and UF 17, respectively, for each session they attend. The Directors that are members of the Audit Committee receive a monthly per diem of UF 25.

According to the above, as of December 31, 2011, the Directors received ThCh$ 2,317,754 (ThCh$ 2,416,295 in 2010) in per diems and shares. In addition, ThCh$ 107,298 (ThCh$ 110,355 in 2010) were paid in compensation for gains sharing to the main executives of the Parent Company.

The following is the total remuneration received by the top officers of the parent company during the years ended as of December 31, 2011 and 2010:

	As of December 31
	2011	2010
	M$	M$
Salaries	4,891,983	4,541,653
Employees’ short-term benefits	1,629,514	2,107,174
Employments termination benefits	850,733	237,740
Total	7,372,230	6,886,567

The Company grants annual bonuses, voluntary and variable, to the top officers, which are not subject to an agreement and are decided on the basis of the compliance with individual and corporate goals, and depending on the year results.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 17 Inventories

The inventory balances were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Finished products	34,799,800	27,181,274
In process products	1,046,718	823,273
Agricultural exploitation	5,981,943	5,609,586
Raw material	79,194,053	71,305,263
In transit raw material	5,704,060	1,082,695
Materials and products	3,681,613	3,525,501
Realizable net value estimate and obsolescence	(1,873,003)	(1,174,334)
Total	128,535,184	108,353,258

The Company wrote down a total of ThCh$ 398,673, ThCh$ 337,866 and ThCh$ 366,867 relating to inventory shrinkage and obsolescence for the years ended December 31, 2011, 2010 and 2009, respectively.

Additionally, an estimation for impairment of inventories include amounts of obsolescence related to low turnover, technical obsolescence and / or product recalls from the market.

Movement above estimate is as follows:

	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Initial balance	(1,174,334)	(1,437,917)	(889,810)
Inventories write-down estimation	(956,163)	(873,093)	(733,629)
Inventories recognised as an expense	561,531	1,136,676	185,522
Business combination effect	(304,037)	-	-
Total	(1,873,003)	(1,174,334)	(1,437,917)

For the year ended December 31, 2010 all inventories destroyed by the earthquake of February 27, 2010, have been written off.

As of December 31, 2011 and 2010, the Company does not have any inventory pledged to guarantee financial obligations.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 18  Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Insurance paid	2,583,431	1,852,346
Advertising	4,468,713	4,673,793
Advances to suppliers	3,461,077	2,210,643
Guarantees paid	248,928	236,733
Consumables	386,503	396,592
Dividends receivable	1,505,396	1,349,773
Recoverable taxes	1,157,505	1,062,954
Cost of subsidiary acquired (1)	-	6,134,509
Other	751,207	399,314
Total	14,562,760	18,316,657
Current	11,565,924	9,489,913
Non current	2,996,836	8,826,744
Total	14,562,760	18,316,657
(1) See Note 8 Business combination, letter a).

Note 19 Investments accounted by the equity method

Joint ventures and Associates

As of December 31, 2011 and 2010, the Company has a direct interest until of 50% in the following companies: Cervecería Austral S.A.; Foods Compañía de Alimentos CCU S.A.; Viña Valles de Chile S.A., Compañía Pisquera Bauzá S.A. and Promarca S.A.

The share value of the investments in joint ventures and associates is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Cervecería Austral S.A. (1)	4,669,081	4,608,402
Foods Compañía de Alimentos CCU S.A. (2)	12,849,839	13,040,648
Promarca S.A. (3)	17,683,016	17,682,781
Viña Valles de Chile S.A. (4)	-	7,264,212
Compañía Pisquera Bauzá S.A. (5)	4,721,741	-
Total	39,923,677	42,596,043

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The above mentioned values include the goodwill generated through the acquisition of the following joint ventures, which are presented net of any impairment loss:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Promarca S.A.	1,519,364	1,519,364
Total	3,414,134	3,414,134

The results accrued in joint ventures and associates are as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	130,255	155,732	103,311
Foods Compañía de Alimentos CCU S.A.	(190,810)	(354,338)	51,364
Promarca S.A.	1,767,564	1,649,772	1,256,871
Viña Valles de Chile S.A.	(637,698)	(485,044)	(62,402)
Compañía Pisquera Bauzá S.A.	-	-	-
Total	1,069,311	966,122	1,349,144

The changes of the investment in joint ventures and associates during such periods were as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Beginning balance	42,596,043	43,284,760	42,341,048
Investments in joint ventures	4,721,741	-	1,036,500
Participation in the joint ventures profit/loss	1,069,311	966,122	1,349,144
Business combination (1)	(6,626,514)	-	-
Dividends	(1,837,463)	(1,649,773)	(1,444,566)
Other changes	559	(5,066)	2,634
Total	39,923,677	42,596,043	43,284,760

(1) This amount is related by the business combination done in Viña Valles de Chile S.A., in which this company ceased to be a joint venture and became a subsidiary of VSPT.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Following are the significant matters regarding the investments accounted by the equity method:

(1) Cervecería Austral S.A.

It is a closed stock company that operates a beer manufacturing facility in the southern end of Chile, being the southern most breweries in the world.

(2) Foods Compañía de Alimentos CCU S.A.

It is a closed stock company devoted to the production and marketing of food products, like cookies and other baked goods, caramels, candy and cereal, among others.

(3) Promarca S.A.

It is a closed stock company with its main activity brings the acquisition, development and administration of trademarks and their corresponding licenses to their operators.

As per an agreement between New Ecusa S.A. and Watt's S.A. dated December 22, 2006, a clause was agreed establishing that if the products manufactured with the trademarks acquired increase their percentage of income during a three year term, New Ecusa S.A. shall pay an additional price for the rights of the acquired trademarks. Having been verified the above condition, at December 31, 2009 payment was made in January 2010 for an amount to ThCh$ 1,513,922.

At December 31, 2011, Promarca S.A. recorded a profit of ThCh$ 3,535,127 (ThCh$ 3,299,547 in 2010), which in accordance with the Company´s policies is 100% distributable.

The companies aforementioned in paragraphs (1) to (3) are jointly controlled entities as a consequence of a controlling agreement between the investors and the Company. The Controlling agreement establishes the terms and conditions for the joint action of the different participating investors, as regards obtaining and maintaining the control, and to the agreements adopted at these companies Shareholders Meetings and Board of Directors.

(4) Viña Valles de Chile S.A.

It is a closed stock company, devoted to the production of Premium wines of the Tabalí and Leyda vineyards.

On September 6, 2011, at the Board Meeting of Viña San Pedro Tarapacá S.A. (VSPT), it was agreed to divide Viña Valles de Chile S.A. (VDC) whose owners were VSPT and Agrícola y Ganadero Río Negro Limitada  (ARN), by equal parts. VDC had two major vineyards: Viña Tabalí and Viña Leyda, each located in unique valleys, prominent within the national wine industry and recognized internationally. Viña Tabalí has a winery and vineyards located in the Limarí Valley; and, Viña Leyda has vineyards and its operations in of Leyda Valley. Through this agreement, VSPT remains the 100% owner of Viña Leyda (whose net assets remain within VDC) and ARN remains the 100% owner of Viña Tabalí. This transaction concluded on December 29, 2011, through a stock swap contract, and therefore from this date VDC became a subsidiary of VSPT with a percentage of direct and indirect participation of a 100%. From the month of December it is included in the consolidation of these Financial Statements.

(5) Compañía Pisquera Bauzá S.A.

On December 2, 2011, the subsidiary Compañía Pisquera de Chile S.A. (CPCh) signed a licence agreement for the commercialization and distribution of brand of pisco Bauzá in Chile. In addition, this transaction considers, also, the acquisition by CPCh of 49% of the licensor society Compañía Pisquera Bauzá S.A, owner of the brand Bauzá in Chile,  and the family Bauzá hold 51% of that company and the whole of productive assets, which continue linked to the production of pisco Bauzá, thus maintaining its quality, origin and premium character. The total cost of this transaction as of December 31, 2011, was ThCh$ 4.721.741 and the total disbursement was ThCh$ 2,456,489.  At the date of issuance of these consolidated financial statements the Company is in the process of assessing the fair values.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The summarized financial information of the main items in the financial statements of the aforesaid companies as of December 31, 2011, 2010 and 2009, appears in detail in Note 7.

The Company does not have contingent liabilities related to joint ventures and associates as of December 31, 2011.

Note 20  Intangible Assets (net)

The intangible assets movement during the years ended as of December 31, 2010 and 2011, was as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2010
Historic Cost	30,713,542	12,754,248	603,166	-	44,070,956
Accumulated amortization	-	(10,765,505)	-	-	(10,765,505)
Book Value	30,713,542	1,988,743	603,166	-	33,305,451
As of December 31, 2010
Additions	193,768	3,729,733	53,809	-	3,977,310
Amortization	-	(1,000,282)	-	-	(1,000,282)
Conversion effect	(1,266,728)	(33,530)	-	-	(1,300,258)
Book Value	29,640,582	4,684,664	656,975	-	34,982,221
As of January 1, 2011
Historic Cost	29,640,582	16,450,451	656,975	-	46,748,008
Accumulated amortization	-	(11,765,787)	-	-	(11,765,787)
Book Value	29,640,582	4,684,664	656,975	-	34,982,221
As of December 31, 2011
Additions	29,110	1,434,863	47,993	519,200	2,031,166
Additions by business combination	5,070,578	-	-	-	5,070,578
fx differences	-	-	-	(6,082)	(6,082)
Amortization	-	(1,028,169)	-	(123,718)	(1,151,887)
Conversion effect	235,276	11,988	-	-	247,264
Book Value	34,975,546	5,103,346	704,968	389,400	41,173,260
As of December 31, 2011
Historic Cost	34,975,546	17,897,302	704,968	519,200	54,097,016
Accumulated amortization	-	(12,793,956)	-	(129,800)	(12,923,756)
Book Value	34,975,546	5,103,346	704,968	389,400	41,173,260

The Company does not maintain any pledge or restriction on intangible assets.

The detail of the Trademarks appears below:

Trademarks	As of December 31, 2011	As of December 31, 2010	As of December 31, 2009
	ThCh$	ThCh$	ThCh$
Commercial brands Argentinean beers	9,694,493	9,459,217	10,723,991
Commercial brands Argentinean cider	3,975,088	-	-
Commercial brands Chilean beers	304,518	286,518	286,518
Commercial brands Spirits	1,244,748	1,233,638	1,039,870
Commercial brands wines	19,756,699	18,661,209	18,663,163
	34,975,546	29,640,582	30,713,542

Management has not seen any evidence of impairment of Intangible assets.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 21 Goodwill

The goodwill movements during the years ended as of December 31, 2010 and 2011, was as follows:

Goodwill
ThCh$
As of January 1, 2010
Historic Cost	70,170,118
Book Value	70,170,118
As of December 31, 2010
Conversion effect	(2,408,712)
Book Value	67,761,406
As of January 1, 2011
Historic Cost	67,761,406
Book Value	67,761,406
As of December 31, 2011
Additions by business combination	1,232,417
Conversion effect	447,384
Book Value	69,441,207
As of December 31, 2011
Historic Cost	69,441,207
Accumulated amortization	-
Book Value	69,441,207

The Company does not maintain any pledge or restriction on goodwill.

Goodwill from investments acquired in business combinations is assigned as of the acquisition date to the Cash Generating Units (CGU), or group of CGUs that it is expected will benefit from the business combination synergies. The book value of the goodwill of the investments assigned to the CGUs inside the Company segments are:

Segment	Cash Generating Unit	As of December 31, 2011	As of December 31, 2010
	(CGU)	ThCh$	ThCh$
Beer Argentina	CCU Argentina S.A. y filiales	18,435,573	17,988,189
Cider Argentina	CCU Argentina S.A. y filiales	1,232,417	-
Non alcoholic	Embotelladora Chilenas Unidas S.A.	7,563,763	7,563,763
Wines	Viña San Pedro Tarapacá S.A.	32,400,266	32,400,266
Spirits	Compañía Pisquera de Chile S.A.	9,808,549	9,808,549
Others		639	639
Total		69,441,207	67,761,406

Goodwill assigned to the CGU is submitted to impairment tests annually or with a higher frequency in case there are indications that any of the CGU could experience impairment. The recoverable amount of each CGU is determined as the higher of value in use or fair value less costs to sell. To determine the value in use, the Company has used cash flow projections over a 5-year span, based on the budgets and projections reviewed by the Management for the same term. The rates used to discount the projected cash flows reflect the market assessment of the specific risks related to the corresponding CGU. The discount rates have been estimated on the basis of the weighted average cost of capital (WACC).

The Company has not seen any evidence of impairment of goodwill.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 22 Property, plant and equipment

The movement of Property, plant and equipment as of December 31, 2010 and 2011, is as follows:

	Land, buildings and contruction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accesories and vehicles	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2010
Historic Cost	347,615,660	271,197,195	182,468,162	67,898,564	59,814,674	29,823,432	958,817,687
Accumulated depreciation	(88,274,446)	(175,697,695)	(127,883,066)	(56,995,219)	-	(19,715,951)	(468,566,377)
Book Value	259,341,214	95,499,500	54,585,096	10,903,345	59,814,674	10,107,481	490,251,310
As of December 31, 2010
Additions	-	-	-	-	70,066,196	-	70,066,196
Conversion effect historic cost	(2,523,957)	(4,084,318)	(2,142,520)	(1,022,320)	(23,888)	(162,783)	(9,959,786)
Transfers	15,442,636	16,933,869	17,497,263	8,603,937	(65,152,398)	6,674,693	-
Divestitures	(215,284)	(647,930)	(95,896)	(479,286)	-	(208,408)	(1,646,804)
Depreciation	(8,198,928)	(15,865,324)	(13,203,508)	(2,551,754)	-	(4,376,894)	(44,196,408)
Conversion effect depreciation	226,855	1,616,938	865,818	809,715	-	128,385	3,647,711
Book Value	264,072,536	93,452,735	57,506,253	16,263,637	64,704,584	12,162,474	508,162,219
As of December 31, 2010
Historic Cost	360,319,055	283,398,816	197,727,009	75,000,895	64,704,584	36,126,934	1,017,277,293
Accumulated depreciation	(96,246,519)	(189,946,081)	(140,220,756)	(58,737,258)	-	(23,964,460)	(509,115,074)
Book Value	264,072,536	93,452,735	57,506,253	16,263,637	64,704,584	12,162,474	508,162,219
As of December 31, 2011
Additions	-	-	-	-	81,526,929	-	81,526,929
Additions by business combination	10,720,900	3,746,048	590,195	-	228,728	204,575	15,490,446
Additions of depreciation accumulated by business combination	(3,002)	(16,435)	(12,961)	-	-	(1,098)	(33,496)
Conversion effect historic cost	482,882	812,518	500,295	215,911	8,660	33,347	2,053,613
Transfers	18,918,012	28,950,367	19,380,432	6,803,547	(77,883,015)	3,830,657	-
Divestitures	(482,799)	(333,174)	(105)	(20,906)	-	(86,693)	(923,677)
Write off	(3,854)	(1,884,743)	(47,375)	(54,180)	-	(1,471)	(1,991,623)
Depreciation	(7,923,464)	(17,085,489)	(13,140,353)	(3,390,393)	-	(5,048,769)	(46,588,468)
Conversion effect depreciation	(44,820)	(318,269)	(193,232)	(167,045)	-	(23,467)	(746,833)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110
As of December 31, 2011
Historic Cost	389,954,196	314,689,832	218,150,451	81,945,267	68,585,886	40,107,349	1,113,432,981
Accumulated depreciation	(104,217,805)	(207,366,274)	(153,567,302)	(62,294,696)	-	(29,037,794)	(556,483,871)
Book Value	285,736,391	107,323,558	64,583,149	19,650,571	68,585,886	11,069,555	556,949,110

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The balance of the land at the end of each year is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Land	157,235,851	152,001,990
Total	157,235,851	152,001,990

The costs of capitalized interest as of December 31, 2011, amount to ThCh$ 331,320 (ThCh$ 810,725 in 2010).

Due to the nature of the Company’s businesses, the asset values do not consider an estimate for the cost of dismantling, withdrawal or rehabilitation.

The Company does not maintain pledges or restrictions over property, plant and equipment items, except for the land and building under finance lease.

Management has not seen any evidence of impairment of Property, plant and equipment in 2011 and 2010.

For the year ended December 31, 2010, all Property, plant and equipment destroyed by the earthquake of February 27, 2010, were written off.

Assets under finance lease:

The book value of land and buildings relates to finance lease agreements for the parent company and subsidiaries. Such assets will not be owned by the Company until the corresponding purchase options are exercised.

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Lands	1,840,483	1,704,170
Buildings	9,879,886	9,849,554
Machinery and equipment	1,276,529	1,065,189
Total	12,996,898	12,618,913

Note 27, letter b) includes the detail of the lease agreements, and it also reconciles the total amount of the future minimum lease payments and their current value as regards such assets, the purchase options originated at Compañía Cervecera Kunstmann S.A. and CCU S.A.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 23  Investment Property

Changes in the movement of the investment property during the years ended of December 31, 2010 and 2011, is as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2010
Historic Cost	15,231,442	60,121	15,291,563
Depreciation	-	(255)	(255)
Book Value	15,231,442	59,866	15,291,308
As of December 31, 2010
Additions	5,018	497,101	502,119
Disposals (1)	(7,992,603)	-	(7,992,603)
Depreciation	-	(4,129)	(4,129)
Conversion effect	(393,420)	-	(393,420)
Book Value	6,850,437	552,838	7,403,275
As of December 31, 2010
Historic Cost	6,850,437	557,222	7,407,659
Depreciation	-	(4,384)	(4,384)
Book Value	6,850,437	552,838	7,403,275
As of December 31, 2011
Additions	136,265	136,573	272,838
Additions (cost) from business combinations	3,533	108,374	111,907
Additions (depreciation) from business combinations	-	(9,379)	(9,379)
Disposals	(3,533)	(98,995)	(102,528)
Depreciation	-	(41,650)	(41,650)
Conversion effect	73,197	12,915	86,112
Book Value	7,059,899	660,676	7,720,575
As of December 31, 2011
Historic Cost	7,059,899	713,568	7,773,467
Accumulated depreciation	-	(52,892)	(52,892)
Book Value	7,059,899	660,676	7,720,575

Investment property include twenty one lands properties situated in Chile, which are maintained for appreciation purposes, with three of them being leased and generating ThCh$ 3,938 revenue during year 2011 (ThCh$ 3,815 in 2010). Besides, there are two lands in Argentina, which are leased and generated an income for ThCh$ 174,922 for year 2011 (ThCh$ 45,690 in 2010). In addition, the expenses associated with such investment properties amount to ThCh$ 107,813 for the year ended as of December 31, 2011 (ThCh$ 92,080 in 2010).

The values associated to the investment properties maintained by the Company as of December 31, 2011 are valued within the market value for properties with the same characteristics.

Management has not seen any evidence of impairment of Investment property.

The Company does not maintain any pledge or restriction over investment property items.

(1) On July 2, 2010, the Company disposed of property located in Perú, which cost value amounted to ThCh$ 7,992,603. This sale generated a net profit of ThCh$ 6,790,933.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 24 Assets of disposal group held for sale

During the last quarter of 2009, the Board of Tamarí S.A. authorized the sale of fixed assets which includes the winery with facilities for processing and storage of wines as well as of acres that surround it and the guest house. This decision is based primarily on the advantage of consolidating the operations of processing and packaging of wines from the Wine Group subsidiaries VSPT facilities in Finca La Celia, generating significant synergies for the Group.

During the year 2010, the Company hired a specialist broker for such assets. Subsequently, on December 13, 2011, a sales reservation contract was signed for all of the assets, and the formalization of this is expected to occur during the first semester of the year 2012.

As described in Note 2.17, non-current assets held for sale have been recorded at the lower of book value and estimated sale value December 31, 2011.

At December 31, 2011 and 2010, the items of assets held for sale are the following:

Assets of disposal group held for sale	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Land	125,692	122,646
Contructions	231,283	225,678
Machinerys	152,700	149,000
Total	509,675	497,324

Note 25 Biological Assets

The Company, through its subsidiaries Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both in leased and owned land.

The grapes harvested from these vines are used in the manufacturing of wine under the Company´s own brands, which is marketed both in the domestic market and abroad.

As of December 31, 2011, the Company maintained approximately 4,358, of which 4,226 hectares are for vines in production stage. Of the total hectares mentioned above, 4,043 correspond to own land and 315 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs three years after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2011 the production plant vines allowed to harvest a total of approximately 45.7 million kilos of grapes (41.9 million in 2010).

As part of the risk administration activities, the subsidiaries use insurance agreements for the damage caused by nature or other to their biological assets. In addition, either productive or under formation vines are not affected by title restrictions of any kind, nor have they been pledged as a guarantee for financial liabilities.

Under production vines depreciation is carried out on a linear basis and it is based on the 25-years estimated production useful life, which is periodically assessed. Vines under formation are not depreciated until they start production.

The costs incurred for acquiring and planting new vines are capitalized.

The Company uses the amortized historical cost to value its biological assets, the basis that management considers that it represents a reasonable approximation to fair value.

There is no evidence of impairment on the biological assets held by the Company.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The movement of biological assets during the years ended December 31, 2010 and 2011, is as follows:

Biological Assets	Under Production Vines	Training vines	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2010
Historic Cost	25,394,428	870,248	26,264,676
Accumulated depreciation	(9,364,041)	-	(9,364,041)
Book Value	16,030,387	870,248	16,900,635
As of December 31, 2010
Additions	50,137	758,254	808,391
Depreciation	(935,795)	-	(935,795)
Conversion effect	(104,601)	-	(104,601)
Book Value	15,040,128	1,628,502	16,668,630
As of December 31, 2010
Historic Cost	25,339,964	1,628,502	26,968,466
Accumulated depreciation	(10,299,836)	-	(10,299,836)
Book Value	15,040,128	1,628,502	16,668,630
As of December 31, 2011
Additions	-	595,752	595,752
Additions (cost) from business combinations	1,000,156	1,134,892	2,135,048
Additions (depreciation) from business combinations	(30,238)	-	(30,238)
Historic cost conversion effect	27,643	-	27,643
Transfers	831,726	(831,726)	-
Depreciation	(1,066,891)	-	(1,066,891)
Depreciation conversion effect	(9,396)	-	(9,396)
Book Value	15,793,128	2,527,420	18,320,548
As of December 31, 2011
Historic Cost	27,199,489	2,527,420	29,726,909
Accumulated depreciation	(11,406,361)	-	(11,406,361)
Book Value	15,793,128	2,527,420	18,320,548

Note 26 Income taxes and deferred taxes

Tax accounts receivable

The detail of the taxes receivables is the following:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Refundable tax previous year	1,041,453	6,543,992
Taxes under claim	7,724,642	1,767,365
Argentinean tax credits	1,945,063	1,224,330
Monthly provisions	4,752,691	1,371,633
Payment of absorbed profit provision	33,037	-
Other credits	1,780,402	3,243,667
Total	17,277,288	14,150,987

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Taxes accounts payable

The detail of taxes payable taxes is as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
First category tax	13,544,710	5,699,684
Monthly provisional payments - payable	2,831,294	1,776,423
Article Nº21 unique tax	93,844	87,917
Estimated minimum gain Argentine subsidiaries tax	288,714	332,846
Others	2,844	393,843
Total	16,761,406	8,290,713

Tax expense

The detail of the income tax and deferred tax expense for the years ended as of December 31, 2011, 2010 and 2009, is as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Expense (income) as per deferred tax related to the origin andreversal of temporary differences	(5,411,324)	(3,197,956)	(3,007,001)
Adjust the previous year	(664,434)	(504,509)	169,221
Effect of change in tax rate (1)	649,805	(513,863)	-
Benefit originated by tax losses	(170,372)	(239,683)	8,605,661
Total income (loss) from deferred taxes	(5,596,325)	(4,456,011)	5,767,881
Current tax expense	(33,566,408)	(20,508,353)	(17,019,939)
Adjustments as regards prior period (2)	(5,727,623)	(182,300)	(471,615)
Income tax payment in other countries	-	(2,509,385)	-
(Loss) Income from income tax	(44,890,356)	(27,656,049)	(11,723,673)
(1) The amount recorded for ThCh$ 649,805 is related to a change in tax rate, based on a modified tax in Chile. This change in tax rate is temporary, and raises the rate of 17% to 20% for year 2011 and 18.5% for year 2012, returning to 17% in year 2013.
(2) At December 31, 2011, this amount includes ThCh$ 4,273,112 that relate to a final settlement of tax (See Note 35).

The deferred taxes related to items charged or credited directly to Consolidated Statements of Comprehensive Income are as follows:

	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	42,580	79,447	1,106,335
Charge (credit) to equity	42,580	79,447	1,106,335

Effective Rate

The Company’s income tax expense as of December 31, 2011, 2010 and 2009, represents 24.6%, 18.7% and 7.6%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

	For the years ended December 31,
	2011		2010		2009
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	179,692,557		147,592,719		153,088,841
Income tax using the statutory rate	(35,938,511)	20.0	(25,090,762)	17.0	(26,025,103)	17.0
Adjustments to reach the effective rate
Tax effects of reorganizations	94,319	0.0	562,285	(0.4)	10,123,491	(6.6)
Income Tax paid abroad	-	0.0	(2,509,385)	1.7	-	0.0
Income not taxable (untaxed expenses) (net)	(319,420)	0.1	4,127,667	(2.4)	7,242,552	(4.8)
Effect of change in tax rate	649,805	(0.3)	(513,863)	0.3	-	0.0
Effect of tax rates in Argentina	(2,984,492)	1.6	(3,545,182)	2.4	(2,762,219)	1.8
Adjustments as regards prior year	(6,392,057)	3.5	(686,809)	0.1	(302,394)	0.2
Income tax, as reported	(44,890,356)	24.9	(27,656,049)	18.7	(11,723,673)	7.6

Deferred taxes

Deferred tax assets and liabilities included in the Balance Sheet were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Deferred tax assets
Accounts receivable impairment provision	899,648	776,207
Employee benefits and others expenses non taxable	3,906,748	6,603,109
Inventory impairment provision	320,967	325,217
Severance indemnity	2,821,309	2,604,771
Inventory valuation	1,607,006	649,737
Derivatives agreement	905,378	1,143,979
Amortization of intangible	618,085	530,797
Other assets	2,742,310	1,144,770
Tax loss carryforwards	4,985,328	4,767,474
Total assets from deferred taxes	18,806,779	18,546,061
Deferred taxes liabilities
Fixed assets depreciation	23,991,932	18,366,135
Deposit for Bottles and containers	3,654,545	3,479,816
Capitalized software expense	403,187	600,232
Agricultural operation expense	2,143,585	2,584,797
Derivatives agreements	666,730	72,386
Manufacturing indirect activation costs	1,665,763	1,465,751
Intangible	5,090,102	3,654,733
Lands	22,105,313	20,535,997
Other liabilities	425,864	2,694,168
Total liabilities from deferred taxes	60,147,021	53,454,015
Total	(41,340,242)	(34,907,954)

No deferred taxes have been recorded for the temporary differences between the tax and accounting value generated by investments in subsidiaries, consequently a deferred tax is neither recognized for the Translation Adjustments or investments in Joint Ventures and Associates.

In accordance with current tax laws in Chile, taxable losses do not expire and can be applied indefinitely. Regarding Argentina, taxable losses expire after 5 years.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Analisys of the deferred tax movement during the year	Deferred Taxes
ThCh$
As of January 1, 2010	(26,673,153)
Deferred taxes from tax loss carryforwards absortion	(4,445,375)
Convertion effect	512,100
Charge to income tax deferred	(4,456,011)
Deferred taxes against equity	79,447
Other movements of deferred taxes	75,038
Fiscal year movement	(8,234,801)
As of December 31, 2010	(34,907,954)
As of December 31, 2011
Deferred taxes from tax loss carryforwards absortion	(776,857)
Charge to income tax deferred	(5,596,325)
Convertion effect	(107,593)
Deferred taxes against equity	42,580
Other movements of deferred taxes	5,907
Fiscal year movement	(6,432,288)
As of December 31, 2011	(41,340,242)

Note 27 Other financial liabilities

Debts and financial liabilities that accrue interest, classified as per type of obligation and their classification in the consolidated balance sheet were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Bank borrowings (*)	74,089,495	48,551,296
Bonds payable (*)	151,973,634	160,899,845
Financial leases obligations	16,078,576	15,856,614
Derivatives (**)	405,397	1,383,942
Liability coverage (**)	4,513,399	6,275,325
Total	247,060,501	232,967,022
Current	76,105,061	12,821,855
Non current	170,955,440	220,145,167
Total	247,060,501	232,967,022

(*) See Note 5.

(**) See Note 6.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The maturities and interest rates of such obligations were as follows:

As of December 31, 2011:

Debtor tax ID	Company	Debtor country	Lending party tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,527	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,527	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,527	-	-	-	52,527	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	52,378	-	-	-	52,378	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	183,560	-	-	-	-	183,560	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	106,133	-	-	-	-	106,133	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	78,469	-	-	-	-	78,469	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	131,164	-	-	-	131,164	At maturity	6.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	56,747	-	-	-	-	56,747	At maturity	3.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	50,308	-	-	-	-	50,308	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	32,110	-	-	-	-	32,110	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	53,955	-	-	-	-	53,955	At maturity	3.50
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	131,286	-	-	-	131,286	At maturity	11.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	11,308	-	-	-	-	11,308	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	-	16,963	-	-	16,963	Semiannual	6.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	55,447	-	-	-	-	55,447	At maturity	15.00
O-E	FINCA LA CELIA S.A.	ARGENTINA	O-E	BNA	ARGENTINA	$ARG	844	-	-	-	-	844	At maturity	12.00
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	-	2,316,269	-	-	-	2,316,269	At maturity	1.18
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (1)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	-	20,573	1,151,612	1,151,612	-	2,323,797	At maturity	1.86
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	97.030.000-7	Bnaco del Estado de Chile	CHILE	USD	-	5,737,443	-	-	-	5,737,443	At maturity	1.00
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A. (2)	CHILE	97.004.000-5	Banco de Chile	CHILE	USD	-	47,447	2,596,000	2,596,000	-	5,239,447	At maturity	1.86
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	1,333,618	-	-	-	1,333,618	At maturity	15.25
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Frances	ARGENTINA	$ARG	-	2,442,369	-	-	-	2,442,369	At maturity	15.25
O-E	CCU CAYMAN BRANCH	ISLAS CAIMAN	O-E	BBVA S.A. New York Branch	E.E U.U.	USD	-	36,381,447	-	-	-	36,381,447	At maturity	0.98
99.586.280-8	COMPAÑÍA PISQUERA DE CHILE (V.A.)	CHILE	96.563.620-K	Banco Raboinvestments Chile S.A	CHILE	CLP	224,333	9,961,114	-	-	-	10,185,447	At maturity	5.75
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	25,997	-	-	-	25,997	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	615,058	-		-	615,058	At maturity	18.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	-	14,751		-	14,751	At maturity	17.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Frances	ARGENTINA	$ARG	102,206	-			-	102,206	At maturity	26.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Macro	ARGENTINA	$ARG	492,420	-			-	492,420	At maturity	21.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	273,308	-	-	-	-	273,308	At maturity	26.00
O-E	SIDRA LA VICTORIA S.A.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	243,846	-	-	-	-	243,846	At maturity	26.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	64,475	-	-	-	64,475	At maturity	20.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Provincia	ARGENTINA	$ARG	498,363	-	-	-	-	498,363	At maturity	13.75
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	3,065,669			-	3,065,669	At maturity	18.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	-	-	74,278		-	74,278	At maturity	17.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	$ARG	24,308	-	-	-	-	24,308	At maturity	26.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	$ARG	356,120	-	-	-	-	356,120	At maturity	25.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco HSBC	ARGENTINA	$ARG	488,065	-	-	-	-	488,065	At maturity	26.00
O-E	SAENZ BRIONES & CIA. S.A.C.I.	ARGENTINA	O-E	Banco Macro	ARGENTINA	$ARG	567,785	-	-	-	-	567,785	At maturity	21.00
Subtotal							3,899,635	62,588,644	3,853,604	3,747,612	-	74,089,495

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Debtor tax ID	Company	Debtor country	Registration or ID No. Instrument		Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005 BONO SERIE A		CHILE	UF	605,661	408,231	1,648,221	1,651,641	7,231,565	11,545,319	Semiannual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004 BONO SERIE E		CHILE	UF	-	2,208,592	4,244,319	4,275,343	17,659,247	28,387,501	Semiannual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009 BONO SERIE H		CHILE	UF	535,162	-	-	-	44,337,147	44,872,309	Semiannual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009 BONO SERIE I		CHILE	UF	553,380	-	66,615,125	-	-	67,168,505	At maturity	3.00
Sub-total							1,694,203	2,616,823	72,507,665	5,926,984	69,227,959	151,973,634

Debtor tax ID	Company	Debtor country	Lending party tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization ate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 ears to 5 ears	Over 5 ears	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.004.000-5	Banco de Chile	CHILE	UF	81,323	233,240	231,505	184,772	11,133	741,973	Monthly	5.80
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	21,793	67,778	112,976	-	-	202,547	Monthly	7.20
90.413.000-1	CCU S.A.	CHILE	99.012.000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	16,906	52,487	209,715	92,415	14,712,397	15,083,920	Monthly	7.07
76.077.848-6	CERVECERA BELGA DE LA PATAGONIA S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	1,600	4,800	12,801	12,801	18,134	50,136	Monthly	6.27
Subtotal							121,622	358,305	566,997	289,988	14,741,664	16,078,576
Total							5,715,460	65,563,772	76,928,266	9,964,584	83,969,623	242,141,705

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement (Note 6).

(2) This obligation is hedged by a Cross Currency Rate Swap (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

As of December 31, 2010:

Debtor tax ID	Company	Debtor country	Lending party tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bank borrowings
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	187,761	-	-	-	-	187,761	At maturity	3.50
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	352,904	-	-	-	-	352,904	At maturity	3.00
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	164,290	-	-	-	-	164,290	At maturity	3.50
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	-	196,982	-	-	-	196,982	At maturity	2.50
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	71,440	-	-	-	71,440	At maturity	3.50
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco San Juan	ARGENTINA	USD	-	46,940	-	-	-	46,940	At maturity	3.50
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Supervielle	ARGENTINA	USD	-	238,885	-	-	-	238,885	At maturity	3.75
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Patagonia	ARGENTINA	USD	118,836	-	-	-	-	118,836	At maturity	3.25
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	165,985	-	-	-	-	165,985	At maturity	3.00
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Banco Santander Rio	ARGENTINA	USD	165,715	-	-	-	-	165,715	At maturity	3.00
O-E	FINCA LA CELIA S.A	ARGENTINA	O-E	Fondo para la Transformación y Crec.	ARGENTINA	$ARG	-	27,587	-	-	-	27,587	Semiannual	6.00
O-E	COMPAÑÍA INDUSTRIAL CERVECERA S A	ARGENTINA	O-E	Banco Citibank	ARGENTINA	$ARG	-	3,780,240	-	-	-	3,780,240	At maturity	14.60
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.006.000-6	Banco Crédito e Inversiones	CHILE	UF	37,603	25,354	-	-	-	62,957	Monthly	4.29
O-E	CCU CAYMAN BRANCH (1)	ISLAS CAIMAN	O-E	BBVA S.A. New York Branch	E.E U.U.	USD	-	24,628	32,760,700	-	-	32,785,328	At maturity	0.72
99.586.280-8	CIA PISQUERA DE CHILE (V.A.)	CHILE	96.563.620-K	Banco Raboinvestments Chile S.A	CHILE	$CH	224,332	-	9,961,114	-	-	10,185,446	At maturity	5.75
Subtotal							1,417,426	4,412,056	42,721,814	-	-	48,551,296

Debtor tax ID	Company	Debtor country	Registration or ID No. Instrument		Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Bonds payable
91.041.000-8	VIÑA SAN PEDRO TARAPACA S.A.	CHILE	415 13/06/2005 BONO SERIE A		CHILE	UF	1,210,894	784,654	3,169,358	3,175,689	15,509,550	23,850,145	Semiannual	3.80
90.413.000-1	CCU S.A.	CHILE	388 18/10/2004 BONO SERIE E		CHILE	UF	-	2,127,657	4,070,733	4,099,285	19,055,408	29,353,083	Semiannual	4.00
90.413.000-1	CCU S.A.	CHILE	573 23/03/2009 BONO SERIE H		CHILE	UF	518,606	-	-	-	42,654,142	43,172,748	Semiannual	4.25
90.413.000-1	CCU S.A.	CHILE	572 23/03/2009 BONO SERIE I		CHILE	UF	445,010	-	-	64,078,859	-	64,523,869	At maturity	3.00
Sub-total							2,174,510	2,912,311	7,240,091	71,353,833	77,219,100	160,899,845

Debtor tax ID	Company	Debtor country	Lending party tax ID	Creditor name	Creditor country	Currency	Undiscounting amounts according to maturity						Amortization rate	Interest Rate
							0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		%
Financial leases obligations
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.004.000-5	Banco de Chile	CHILE	UF	74,754	213,657	410,580	237,517	65,971	1,002,479	Monthly	5.80
96.981.310-6	COMPAÑÍA CERVECERA KUNSTMANN S.A.	CHILE	97.015.000-5	Banco Santander Chile	CHILE	UF	19,519	60,705	178,828	16,100	-	275,152	Monthly	7.20
90.413.000-1	CCU S.A.	CHILE	99.012.000-5	Consorcio Nacional de Seguros S.A.	CHILE	UF	15,194	47,176	138,291	130,320	14,248,002	14,578,983	Monthly	7.07
Subtotal							109,467	321,538	727,699	383,937	14,313,973	15,856,614
Total							3,701,403	7,645,905	50,689,604	71,737,770	91,533,073	225,307,755

   (1) This obligation is hedged by a Cross Currency Interest Rate Swap (Note 6).

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

See detail of bank borrowings, financial leases obligations and bonds payable fair value in Note 6.

The effective rates of bond obligations as of December 31, 2011 and 2010, were as follows:

Bonds Serie	A	3.96%
Bonds Serie	E	4.52%
Bonds Serie	H	4.26%
Bonds Serie	I	3.18%

The debts and financial liabilities are stated in several currencies and they accrue fixed and variable interest rates. The details of such obligations classified as per currency and interest type (excluding the effect of cross currency interest rate swap agreements) are as follows:

	As of December 31, 2011		As of December 31, 2010
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
United States dollar	1,138,447	51,998,403	1,709,737	32,785,328
Chilean pesos	10,185,447	-	10,185,447	-
Argentine pesos	10,767,200	-	3,807,827	-
Unidades de fomento	168,052,208	-	176,819,416	-
Total	190,143,302	51,998,403	192,522,427	32,785,328

The terms and conditions of the interest accruing obligations as of December 31, 2011, were as follows:

a)      Bank Borrowings

BBVA New York – Bank Loans

On November 23, 2007, the Company obtained, through its Cayman Islands agency, a bank loan from the Cayman Islands branch of BBVA bank, for a total 70 million United States dollars at a 5 year term, with maturity on November 23, 2012.

This loan accrues interest at a compound floating rate dollar Libor plus 180 days and a fixed margin of 0.27%. The Company amortizes interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

The exchange rate and the interest rate risk to which the Company is exposed as a result of this syndicated loan is mitigated by the use of currency swap and USD-CLP rates (Cross Currency Swap) agreements. For a detail of the Company’s hedge strategies (see  Note 5 and Note 6).

This credit obliges the Company to comply with specific requirements and financial ratios in relation to its consolidated financial statements, which by agreement of the parties, after adapting them in order to update certain references and accommodating them the new accounting rules for IFRS, are the followings:

(a)    Maintain a Financial Expense Coverage, measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, and calculated as the ratio between EBITDA and Financial Costs account. EBITDA is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

(b)    Maintain a Debt Ratio less than or equal to 3, calculated as financial debts plus short and long term debt  obligations with related parties divided by EBITDA. Financial Debt is regarded as the sum of Bank Loans, Bonds payable and Finance lease obligations included in Note Other financial liabilities of the Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

(c)     Maintain at the end of each quarter a minimum consolidated Equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

As of December 31, 2011 and 2010, the Company was in compliance with the financial covenants and specific requirements for this bank loan.

Raboinvestment Chile S.A. (Raboinvestment) – Bank Loans

On August 12, 2010, the subsidiary Compañía Pisquera de Chile S.A. renegotiated a syndicated loan with banks BCI, BBVA and Raboinvestment  Chile S.A. (Raboinvestment) where BCI and BBVA ceded and transferred their respective shares of the credit to Raboinvestment. On the same date CPCh and Raboinvestment signed an agreement acknowledging the debt and rescheduling of the total outstanding debt, for the capital of that syndicated loan for an amount of ThCh$ 9,961,114, which will be paid to Raboinvestment in a single quota, maturity on August 12, 2012.

This loan accrues interest at an annual fixed rate of 5.75%. The Company amortizes interests semi-annually and to be paid on August 12 and February 12, of each year.

CPCh product of this obligation must meet certain reporting obligations in addition to complying with the following financial ratios, as measured by the balance sheet and audited annual financial statements as of December 31, during the last 12 months:

(a)   Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

(b)   Maintain a debt ratio of no more than 2, measured as Total liabilities divided by Equity.

(c)    Maintain a Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, such as to maintain insurance, to maintain the ownership of essential assets, and also to comply with certain restrictions, such as not to merge or split, etc. except as allowed, and not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

As of December 31, 2011 and 2010, the Company was in compliance with the financial covenants and specific requirements of this loan.

Banco de Chile – Bank Loans

a. On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,000, for a period of one year, maturing on July 11, 2012.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate, by hiring a currency swap and interest rate swap (Cross Currency Interest Rate Swap) agreements. For details of the Company`s hedge strategies see Note 6.

b. On July 11, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 4,436,000, for a period of five years, maturing on July 11, 2016.

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    This debt was changed to Euros and a fixed interest rate, by hiring a currency swap and interest rate swap (Cross Currency Interest Rate Swap) agreements. For details of the Company`s hedge strategies see Note 6.

c. On July 7, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 10,000,000, for a period of five years, maturiting on July 7, 2016.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

    This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

    The interest rate risk to which the subsidiary is exposed as result of this loan is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company`s hedge strategies see Note 6.

The aforementioned loans oblige the Company to comply with the same covenants in Series A Bond as indicated in letter c) obligations with the public in this Note.

Banco Estado – Bank Loans

On July 18, 2011, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco de Chile for a total of US$ 11,000,000, for a period of one year, maturing on July 18, 2012.

This loan accrues interest at a compound floating rate Libor plus 180 days plus a fixed margin. The subsidiary amortizes interest semi-annually, and capital amortization consists of a single payment at the end of the established term.

This loan obliges the Company to comply with the same covenants in Series A Bond as indicated in letter c) obligations with the public in this Note.

b)      Financial Lease Obligations

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63, with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market. For Chilean GAAP purposes, in 2004 the Company recognized a ThCh$ 3,108,950 gain for the building portion not leased by the Company, and a ThCh$ 2,260,851 liability deferred through completion of the building, when the Company recorded the transaction as financial lease.

Compañía Cervecera Kunstmann S.A

The lease agreements are as follows:

Type	Institution	Contract Date	Amount (UF)	Number of quotas	Anual Interest	Purchase option (UF)
Production plant	Banco Chile	04/19/2005	20,489	168	8.30%	302
Land Lote 2 C	Banco Chile	06/26/2007	7,716	121	5.80%	85
Land Lote 2 D	Banco Chile	03/25/2008	15,000	97	4.30%	183
Grain cooker	Banco Chile	08/31/2008	43,969	61	4.13%	800
Inspector level of filling, capping, pasteurization and packaging line	Banco Santander-Chile	01/12/2009	14,077	61	7.16%	276
Rinser-Filler-Capping Machine	Banco Santander-Chile	02/03/2009	5,203	61	7.34%	102
Land Lote 13F1	Banco Santander-Chile	12/01/2009	2,116	119	6.27%	26

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The following is a detail of future payments and the current value of the financial lease obligations as of December 31, 2011:

Lease Minimum Future Payments	As of December 31, 2011
	Gross Amount	Interest	Current Value
	ThCh$	ThCh$	ThCh$
Less than one year	1,558,994	1,079,067	479,927
Between one and five year	6,002,130	5,145,145	856,985
Over five years	28,318,096	13,576,432	14,741,664
Total	35,879,220	19,800,644	16,078,576

c)      Bonds Payable

Series A Bonds – Subsidiary Viña San Pedro Tarapacá S.A.

On June 13, 2005, the subsidiary Viña San Pedro Tarapacá S.A. recorded in the Securities Record a bond issue for a total UF 1,500,000 at a 20-years term with maturity on July 15, 2025. Such issue was placed in the local market on July 20, 2005, with a premium amounting to ThCh$ 227,378. This obligation accrues interest at a fixed annual rate of 3.8% and amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of such bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35739-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of this subsidiary is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)   Control over subsidiaries representing at least 30% of the consolidated EBITDA of the issuer. EBITDA is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus Depreciation and Amortization recorded in the Note Nature of the costs and expenses.

(b)    Not to enter into investments in instruments issued by related parties different from its subsidiaries.

(c)     Neither sells nor transfers essential assets that jeopardize the continuance of its current purpose.

(d)    Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.2, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy contained in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liabilities and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy contained in the Statement of Changes in Equity.

(e)    Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of EBITDA (as defined in paragraph (a)) and Financial Costs account.

(f)      Maintain at the end of each quarter a minimum equity of ThCH$ 83,337,800, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be perform by the Issuer.

On July 21, 2011 the subsidiary made a partial prepayment for 750 Series A Bonds (of the 1,500 issued) equivalent to
UF 513,750, according to Section Twelve of Clause Four for the Issue Contract Bond issued by public deed dated April 28, 2005.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Additionally, the subsidiary recognized in the Consolidated Income Statement an expenditure of ThCh$ 103,735, for expenses associated with the issuance of this debt.

As of December 31, 2011 and 2010, the Company was in compliance with the financial covenants required for this public issue.

Series E Bonds – CCU S.A.

On October 18, 2004, under number 388 the Company recorded in the Securities Record the issue of 20-year term public bonds for a total UF 2,000,000 with maturity on December 1, 2024. This issue was placed in the local market on December 1, 2004, with a discount amounting to ThCh$ 897,857. This obligation accrues interests at a fixed annual rate of 4.0%, and it amortizes interest and capital semi-annually.

On December 17, 2010, took place the Board of Bondholders Serie A, which decided to modify the issued Contract of those bonds in order to update certain references and adapt it to the new IFRS accounting standards. The amendment of the issued Contract is dated December 21, 2010 and has the repertory No. 35738-2010 in the Notary of Ricardo San Martín Urrejola. Because of these changes, the commitment of the Company is to comply with certain financial ratios that will be calculated only on the Consolidated Financial Statements. These financial ratios and other conditions are as follows:

(a)    Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. Total Adjusted Liabilities is defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees granted by the Issuer or its subsidiaries that are cautioned by real guarantees, except as noted in the contract.  Total Adjusted Equity is defined as Total Equity plus Dividends provisioned, according to policy included in the Statement of Changes in Equity.

(b)    Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of EBITDA and Financial Costs account. EBITDA is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

(c)     Maintain at the end of each quarter, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Total Adjusted Liabilities free of lien. Is defined as Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Total Adjusted Liabilities free of lien are defined as Total Liabilities less Dividends provisioned according to policy contained in the Statement of Changes in Equity.

(d)    Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy contained in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be perform by the Issuer.

(e)    To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Viña San Pedro Tarapaca S.A., except in the cases and under the terms established in the agreement.

(f)      To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(g)    Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

(h)    Neither sell nor transfer assets from the issuer and its subsidiaries representing over 25% of the assets total of the consolidated financial statements.

As of December 31, 2011 and 2010, the Company was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Series H and I Bonds – CCU S.A.

On March 23, 2009, the Company recorded in the Securities Record the issue of bonds Series H and I for a combined total of UF 5 million, 10 and 30 years terms, respectively. Emissions of both series were placed in the local market on April 2, 2009.  The issuance of the Bond I was UF 3 million  with maturity on March 15, 2014, with a discount amounting to ThCh$ 413,181, accrues interest at an annual fixed rate of 3.0%, with amortize interest semi-annually and excluding the capital (bullet).  The issuance of the Bond H was UF 2 million  with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital semi-annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36446-2010 and 36447-2010, were amended Issue Contract Series H and I, respectively, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial indicators on its consolidated financial statements and other specific requirements:

(a)    Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

(b)    Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of EBITDA and Financial Costs account. EBITDA is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

(c)    Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements.

(d)    Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be perform by the Issuer.

(e)   To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

(f)      Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

(g)    To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

(h)    Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

As of December 31, 2011 and 2010 the Company was in compliance with the financial covenants required for this public issue.

As December 31, 2011, the SVS had formalized the changes to the registration of the aforementioned four series of bonds.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 28 Accounts payable – trade and other payables

As of December 31, 2011 and 2010, the total Accounts payable-trade and other payables were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Suppliers	133,112,087	112,196,621
Notes payable	1,065,122	722,748
Withholding payable	31,376,079	22,472,254
Total	165,553,288	135,391,623
Current	165,553,288	135,391,623
Non-current	-	-
Total	165,553,288	135,391,623

Note 29 Provisions

As of December 31, 2011 and 2010, the total provisions recorded in the consolidated statement of financial position were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Litigation	1,624,479	1,220,844
Deposit for bottles	11,908,708	10,911,858
Others	1,459,960	-
Total	14,993,147	12,132,702
Current	1,169,126	992,811
Non-current	13,824,021	11,139,891
Total	14,993,147	12,132,702

The following was the change in provisions during the year ended December 31, 2010 and 2011:

	Litigation	Deposit for Bottles	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2010	981,662	9,704,826	-	10,686,488
As of December 31, 2010
Incorporated	2,584,701	8,811,622	-	11,396,323
Used	(1,931,487)	(7,604,590)	-	(9,536,077)
Released	(248,827)	-	-	(248,827)
Conversion effect	(165,205)	-	-	(165,205)
As of December 31, 2010	1,220,844	10,911,858	-	12,132,702
As of December 31, 2011
Incorporated	1,257,890	5,862,338	1,459,960	8,580,188
Used	(869,774)	(4,865,488)	-	(5,735,262)
Conversion effect	15,519	-	-	15,519
As of December 31, 2011	1,624,479	11,908,708	1,459,960	14,993,147

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The maturities of provisions at December 31, 2011, were as follows:

	Litigation	Deposit for Bottles (1)	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	1,169,126	-	-	1,169,126
Between two and five years	401,258	-	1,459,960	1,861,218
Over five years	54,095	11,908,708	-	11,962,803
Total	1,624,479	11,908,708	1,459,960	14,993,147
(1) Given the nature of the risks covered by such provisions, it is not possible to determine a reasonable payment calendar.

Litigation

The detail on the main litigation proceedings to which the Company is exposed at a consolidated level is described in Note 35.

Management believes that according to the development of such proceedings up to this date, the provisions established over the background on a case by basis adequately cover the eventual adverse effects that could arise from the mentioned proceedings.

Note 30 Other non-financial liabilities

As of December 31, 2011 and 2010, the total Other non-financial liabilities were as follows:

	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Parent dividend provisioned by the board	19,428,675	18,473,167
Parent dividend provisioned according to policy	41,947,122	36,876,591
Outstanding parent dividends agreed	603,611	483,065
Subsidiaries dividends according to policy	6,226,706	5,115,776
Others	257,810	15,324
Total	68,463,924	60,963,923
Current	68,463,924	60,963,923
Non-current	-	-
Total	68,463,924	60,963,923

Note 31 Employee Benefits

The Company grants short term, and employment termination benefits as part of its compensation policies.

The parent company and its subsidiaries maintain collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

i. Short-term benefits are, in general, based on combined plans or agreements, designed to compensate benefits received, such as of paid vacation, annual performance bonuses and compensation through annuities.

ii. Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labour relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Staff Expense” item.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

As of December 31, 2011 and 2010, the total staff benefits recorded in the consolidated statement of financial position is as follows:

Employees Benefits	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Short term benefits	13,898,602	10,599,390
Employment termination benefits	15,531,518	14,767,065
Total	29,430,120	25,366,455
Current	13,906,409	11,069,052
Non-current	15,523,711	14,297,403
Total	29,430,120	25,366,455

The following is a detail of the Short-term and Severance Indemnity.

Employees’ Bonuses

Short-term benefits are mainly comprised of recorded vacation (on accruals basis) and bonuses and share compensation. Such benefits are recorded when the obligation is accrued, and they are usually paid within a 12-month period, consequently they are not discounted.

As of December 31, 2011 and 2010, the provisions recorded as a result of services granted and unpaid are as follows:

Short-Term Employees Benefits	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Vacation	5,837,134	4,894,374
Bonus and compensation	8,061,468	5,705,016
Total	13,898,602	10,599,390

The Company records the staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with some groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rates are determined by reference to market interest rates curves for high quality entrepreneurial bonds, with an average duration equivalent to the estimated terms for the payment of such severance, plus the Central Bank estimated inflation, and the margin applicable to companies with a rating equivalent to AA or higher. The discount rate in Chile was 7.7% and in Argentina 26.6%, for each year ended as of December 31, 2011 and 2010, respectively.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

As of December 31, 2011 and 2010, the benefits recorded for severance indemnity are as follows:

Severance Indemnity	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Current	7,807	469,662
Non-current	15,523,711	14,297,403
Total	15,531,518	14,767,065

The change in the severance indemnity during the year ended as of December 31, 2010 and 2011, was as follows:

Severance Indemnity	Severance Indemnity
ThCh$
Initial Balance	13,089,182
Balance as of January 1, 2010	13,089,182
As of December 31, 2010
Current cost of service	533,870
Interest cost	973,827
Actuarial (Gain) loss	101,357
Paid-up benefits	(888,833)
Past service cost	482,816
Others	474,846
As of December 31, 2010	14,767,065
As of December 31, 2011
Current cost of service	615,619
Interest cost	1,212,321
Actuarial (Gain) loss	610,428
Paid-up benefits	(1,692,390)
Past service cost	407,893
From business combinations	51,392
Others	(440,810)
As of December 31, 2011	15,531,518

The figures recorded in the consolidated statement of income as of December 31, 2011, 2010 and 2009, were as follows:

Expense recognized for severance indemnity	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Current cost of service	615,619	533,870	522,041
Interest cost	1,212,321	973,827	1,073,826
Past service cost	407,893	482,816	78,038
Actuarial (Gain) loss	610,428	101,357	(1,679,152)
Non-provided paid benefits	2,013,319	1,140,911	3,277,025
Other	(393,603)	437,814	660,940
Total expense recognized in consolidated statement of income	4,465,977	3,670,595	3,932,718

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Actuarial Assumptions

As mentioned in Note 2.19 – Employees’ Benefits, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation as of December 31, 2011 and 2010, were as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31,		As of December 31,
			2011	2010	2011	2010
Mortality table			RV-2004	RV-2004	GAM '83	n/a
Annual interest rate			7.7%	7.7%	26.6%	13.90%
Voluntary retirement rotation rate			1.0%	1.0%	n/a	n/a
Company s needs rotation rate,			0.5%	0.5%	n/a	n/a
Salary increase			3.7%	3.7%	21.2%	8.00%
Estimated retirement age for	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) in 1 percent in the discount rate:

Sensitivity Analysis	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,321,827	1,280,121
1% decrease in the Discount Rate (Loss)	(1,556,424)	(1,497,811)
Total	(234,597)	(217,690)

Staff Expense

The amounts recorded in the consolidated statement of income for the years ended as of December 31, 2011, 2010 and 2009, were as follows:

Staff Expense	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Salaries	81,614,738	72,614,896	68,576,822
Employees short-term benefits	13,261,746	10,447,030	9,439,549
Employments termination benefits	4,465,977	3,670,595	3,932,718
Other staff expense	15,461,284	13,141,922	11,575,454
Total (1)	114,803,745	99,874,443	93,524,543
(1) See Note 10.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 32 Non-controlling Interests

The detail of Non-controlling Interests is the following:

a) Equity

Equity	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	93,480,376	93,126,416
Aguas CCU-Nestlé Chile S.A.	10,330,598	9,205,225
Compañía Pisquera de Chile S.A.	4,467,618	4,269,100
Compañía Cervecera Kunstmann S.A.	2,938,659	2,487,370
Saenz Briones & Cía. S.A.	4,232,200	-
Sidra La Victoria S.A.	1,499	-
Others	358,775	330,957
Total	115,809,725	109,419,068

b) Result

Result	For the years ended December 31,
	2011	2010	2009
	ThCh$	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	6,659,574	3,828,056	5,245,563
Aguas CCU-Nestlé Chile S.A.	3,614,682	3,233,336	6,091,256
Compañía Pisquera de Chile S.A.	958,959	918,065	961,369
Compañía Cervecerías Unidas Argentina S.A.	-	420,387	398,695
Compañía Cervecera Kunstmann S.A.	899,089	769,924	555,671
Doña Aida S.A.	(75,903)	-	-
Don Enrique Pedro S.A.	(41,817)	-	-
Saenz Briones & Cía. S.A.	(30,920)	-	-
Sidra La Victoria S.A.	223	-	-
Others	66,720	67,387	75,141
Total	12,050,607	9,237,155	13,327,695

Note 33 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2011 and 2010, the Company’s capital shows a balance of ThCh$ 215,540,419, consisting of a total 318,502,872 shares without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares, without any preemptive rights. Such common shares are registered for trading at the Santiago and Chile Stock Exchanges, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of five shares per ADS.

The Company has not issued any shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2011 and 2010.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Consolidated Statement of Comprehensive Income

As of December 31, 2009, 2010 and 2011, the detail of the comprehensive income and expense of the term is as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(6,507,854)	1,106,335	(5,401,519)
Conversion differences of subsidiaries abroad	(34,738,644)	-	(34,738,644)
Total comprehensive income as of December 31, 2009	(41,246,498)	1,106,335	(40,140,163)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(429,445)	79,447	(349,998)
Conversion differences of subsidiaries abroad	(11,900,089)	-	(11,900,089)
Total comprehensive income as of December 31, 2010	(12,329,534)	79,447	(12,250,087)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge	(239,524)	42,580	(196,944)
Conversion differences of subsidiaries abroad	2,372,063	-	2,372,063
Total comprehensive income as of December 31, 2011	2,132,539	42,580	2,175,119

 Income per share

The basic income per share is calculated as the ratio between the net income (loss) of the term corresponding to shares holders and the weighted average number of valid outstanding shares during such term.

As of December 31, 2011, 2010 and 2009, the information used for the calculation of the income as per each basic and diluted share is as follows:

Income per share	For the years ended December 31,
	2011	2010	2009
Equity holders of the controlling company (ThCh$)	122,751,594	110,699,515	128,037,473
Weighted average number of shares	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos))	385.40	347.56	402.00
Equity holders of the controlling company (ThCh$)	122,751,594	110,699,515	128,037,473
Weighted average number of shares	318,502,872	318,502,872	318,502,872
Basic and diluted income per share (in Chilean pesos)	385.40	347.56	402.00

As of December 31, 2011, 2010 and 2009, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Distributable net Income

Regarding Circular No 1945 from the SVS on November 4, 2009, the Board of Directors agreed that the net distributable profit for the year 2011 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2011.

Dividends

The Company’s dividend policy consists in annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2011, 2010 and 2009, the Company has distributed the following dividends, either interim or final:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share	Related to FY
236	01/09/2009	Interim	47.00000	2008
237	04/28/2009	Final	108.66083	2008
238	01/08/2010	Interim	60.00000	2009
239	04/28/2010	Final	140.99893	2009
240	01/07/2011	Interim	58.00000	2010
241	04/27/2011	Final	115.78103	2010

On April 20, 2009, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 237, amounting to ThCh$ 34,608,786 corresponding to $ 108.66083 per share. This dividend was paid on April 28, 2009.

On April 20, 2010, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 239, amounting to ThCh$ 44,908,564 corresponding to $ 140.99893 per share. This dividend was paid on April 28, 2010.

On April 15, 2011, at the General Shareholders Meeting it was agreed to pay the final Dividend No. 241, amounting to ThCh$ 36,876,591 corresponding to $ 115.78103 per share. This dividend was paid on April 21, 2011.

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve is mainly originated by the translation of foreign subsidiarie’s financial statements which functional currency is different from the consolidated financial statements presentation currency. As of December 31, 2011, it amounts to a negative reserve of ThCh$ 25,038,705 (ThCh$ 27,171,910 in 2010).

Hedge reserve: This reserve is originated by the hedge accounting application of financial liabilities used as such. The reserve is reversed at the end of the agreement’s extraction, or when the operation ceases qualifying as hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2011, it amounts to a positive reserve of ThCh$ 484,432 (ThCh$ 612,146 in 2010), net of deferred taxes.

Other reserves: As of December 31, 2011 and 2010, the amount is a negative reserve of ThCh$ 10,619,334 and ThCh$ 10,559,464, respectively. Such reserves relate mainly to the following concepts:

-              Adjustment due to re-assessment of fixed assets carried out in 1979.

-              Price level restatement of paid-up capital registered as of December 31, 2008, according to Circular Letter Nª456 by the SVS.

-              Difference in purchase of shares.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Effects of changes in exchange rate currency

Current assets are openings in the following currencies:

CURRENT ASSETS	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Current assets
Cash and cash equivalent	177,664,378	151,614,300
CLP	154,936,386	128,474,256
U.F.	18,963,052	14,642,766
USD	2,685,764	375,880
Euros	141,146	1,361,211
$ARG	936,654	6,736,375
Others currencys	1,376	23,812
Other financial assets	3,943,959	2,328,952
CLP	1,134,681	1,360,168
USD	2,734,498	556,771
Euros	67,807	347,900
Others currencys	6,973	64,113
Other non-financial assets	11,565,924	9,489,913
CLP	8,462,639	7,861,261
U.F.	14,447	-
$ARG	3,088,838	1,628,652
Accounts receivable - trade and other receivable	193,065,162	153,013,546
CLP	123,527,287	115,544,263
U.F.	106,795	37,630
USD	19,274,307	12,752,647
Euros	7,960,667	5,771,899
$ARG	39,724,238	17,152,025
Others currencys	2,471,868	1,755,082
Accounts receivable from related companies	9,984,206	6,833,634
CLP	9,733,971	5,473,651
USD	14,693	1,082,515
Euros	235,542	274,825
$ARG	-	2,643
Inventories	128,535,184	108,353,258
CLP	100,880,743	93,995,861
USD	5,494,936	670,307
Euros	146,591	12,551
$ARG	22,012,914	13,674,539
Tax receivables	17,277,288	14,150,987
CLP	15,259,072	12,782,715
$ARG	2,018,216	1,368,272
Non-current assets held for sale	509,675	497,324
$ARG	509,675	497,324
Total current assets	542,545,776	446,281,914

CLP	413,934,779	365,492,175
U.F.	19,084,294	14,680,396
USD	30,204,198	15,438,120
Euros	8,551,753	7,768,386
$ARG	68,290,535	41,059,830
Others currencys	2,480,217	1,843,007
Total current assets by currency	542,545,776	446,281,914

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Non-Current assets are openings in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2011	As of December 31, 2010
	ThCh$	ThCh$
Non-current assets
Other financial assets	194,669	15,813
CLP	-	15,813
USD	194,531	-
Euros	138	-
Other non-financial assets	2,996,836	8,826,744
CLP	1,460,245	1,468,499
$ARG	1,536,591	7,358,245
Accounts receivable from related companies	418,922	444,685
U.F.	418,922	444,685
Investments accounted for using the equity method	39,923,677	42,596,043
CLP	39,833,401	42,507,692
$ARG	90,276	88,351
Intangible assets different than goodwill	41,173,260	34,982,221
CLP	26,882,760	25,025,624
$ARG	14,290,500	9,956,597
Goodwill	69,441,207	67,761,406
CLP	49,746,692	49,746,692
$ARG	19,694,515	18,014,714
Property, plant and equipment (net)	556,949,110	508,162,219
CLP	486,464,956	456,891,076
USD	567,815	-
Euros	1,100,868	-
$ARG	68,815,471	51,271,143
Biological assets	18,320,548	16,668,630
CLP	17,616,373	15,933,919
$ARG	704,175	734,711
Investment property	7,720,575	7,403,275
CLP	3,960,500	3,961,703
$ARG	3,760,075	3,441,572
Deferred tax assets	18,806,779	18,546,061
CLP	16,687,592	16,984,107
$ARG	2,119,187	1,561,954
Total non-current assets	755,945,583	705,407,097

CLP	642,652,519	612,535,125
U.F.	418,922	444,685
USD	762,346	-
Euros	1,101,006	-
$ARG	111,010,790	92,427,287
Total non-current assets by currency	755,945,583	705,407,097

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Current liabilities are openings in the following currencies:

CURRENT LIABILITIES	As of December 31, 2011		As of December 31, 2010
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	10,541,287	65,563,774	5,175,949	7,645,906
CLP	224,334	9,961,114	224,333	-
U.F.	1,815,825	2,975,128	2,412,184	3,259,204
USD	5,336,917	45,080,344	2,393,251	578,875
Euros	43,411	-	145,922	-
$ARG	3,114,020	7,547,188	-	3,807,827
Others currencys	6,780	-	259	-
Account payable - trade and other payable	164,800,312	752,976	134,435,972	955,651
CLP	109,606,185	750,794	104,623,152	59,024
USD	12,106,547	25	4,982,099	896,627
Euros	4,777,796	2,157	2,646,568	-
$ARG	38,147,313	-	22,184,153	-
Others currencys	162,471	-	-	-
Accounts payable to related companies	8,811,500	-	7,428,103	-
CLP	5,364,833	-	4,484,829	-
USD	398,796	-	132,173	-
Euros	3,047,871	-	1,839,262	-
$ARG	-	-	971,839	-
Other short-term provisons	1,169,126	-	992,811	-
CLP	510,179	-	521,913	-
$ARG	658,947	-	470,898	-
Tax liabilities	-	16,761,406	-	8,290,713
CLP	-	11,404,311	-	3,686,080
$ARG	-	5,357,095	-	4,604,633
Employee benefits provisions	-	13,906,409	-	11,069,052
CLP	-	10,441,633	-	8,778,564
$ARG	-	3,464,776	-	2,290,488
Other non-financial liabilities	68,463,924	-	60,963,923	-
CLP	68,427,789	-	60,928,224	-
$ARG	36,135	-	35,699	-
Total current liabilities	253,786,149	96,984,565	208,996,758	27,961,322

CLP	184,133,320	32,557,852	170,782,451	12,523,668
U.F.	1,815,825	2,975,128	2,412,184	3,259,204
USD	17,842,260	45,080,369	7,507,523	1,475,502
Euros	7,869,078	2,157	4,631,752	-
$ARG	41,956,415	16,369,059	23,662,589	10,702,948
Others currencys	169,251	-	259	-
Total current liabilities by currency	253,786,149	96,984,565	208,996,758	27,961,322

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Non-Current liabilities are openings in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2011			As of December 31, 2010
	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years	More than 1 year until 3 years	More than 3 year untl 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities	77,021,234	9,964,584	83,969,622	56,874,325	71,737,770	91,533,072
CLP	-	-	-	9,961,114	-	-
U.F.	73,074,662	6,216,972	83,969,622	7,967,789	71,737,770	91,533,072
USD	3,840,580	3,747,612	-	38,945,422	-	-
$ARG	105,992	-	-	-	-	-
Accounts payable to related companies	2,484,790	-	-	620,868	-	-
CLP	618,333	-	-	620,868	-	-
U.F.	1,866,457	-	-	-	-	-
Other long term provisions	1,169,125	401,258	12,253,638	992,811	125,478	10,021,602
CLP	1,169,125	-	12,213,553	992,811	-	10,021,602
$ARG	-	401,258	40,085	-	125,478	-
Deferred tax liabilities	15,121,523	5,796,332	39,229,166	15,563,890	4,484,989	33,405,136
CLP	14,366,464	5,292,960	30,939,827	14,653,559	4,072,425	29,034,159
$ARG	755,059	503,372	8,289,339	910,331	412,564	4,370,977
Employee benefits provisons	-	-	15,523,711	-	-	14,297,403
CLP	-	-	14,255,670	-	-	13,444,819
$ARG	-	-	1,268,041	-	-	852,584
Total non-current liabilities	95,796,672	16,162,174	150,976,137	74,051,894	76,348,237	149,257,213

CLP	16,153,922	5,292,960	57,409,050	26,228,352	4,072,425	52,500,580
U.F.	74,941,119	6,216,972	83,969,622	7,967,789	71,737,770	91,533,072
USD	3,840,580	3,747,612	-	38,945,422	-	-
$ARG	861,051	904,630	9,597,465	910,331	538,042	5,223,561
Total non-current liabilities by currency	95,796,672	16,162,174	150,976,137	74,051,894	76,348,237	149,257,213

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Note 34 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations to third parties relating to lease agreements that may not be terminated was as follows:

Lease Agreements not to be terminated	As of December 31, 2011
ThCh$
Within 1 year	40,817,531
Between 1 and 5 years	52,668,773
Over 5 years	5,568,255
Total	99,054,559

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2011 was as follows:

Purchase and supply agreementsistros	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	63,259,924	4,516,549
Between 1 and 5 years	118,680,340	8,379,682
Over 5 years	37,035,299	2,025,351
Total	218,975,563	14,921,582

Capital investment commitments

As of December 31, 2011, the Company had capital investment commitments related to Property, plant and equipment and intangibles (software) for an approximate amount of ThCh$ 113,331,371.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries, including all those presenting at least a minimum occurrence likelihood, and which the potential loss contingency amounts are higher than ThCh$ 25,000. Those loss contingencies for which an estimate cannot be made have also been considered.

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

Proceedings and claim

Company	Court	Number	Field	Step Procedure	Estimated maximum loss contingency
Compañía Cervecerías Unidas S.A. (CCU)	14º Juzgado Civil de Santiago	1293-2005	Annulment claim of damage indemnification for share transfer.	Pending judgement appeals. Also pending incident of execution of the sentence.	ThCh$ 501,113

Embotelladoras Chilenas Unidas S.A.	1º Juzgado de Letras de San Antonio	0005-2011	Claim of supposed unjustified layoff and collect of service payment	Judgement that fined the Company. Pending appeal unification of the sentence in Supreme Court	ThCh$ 60,000

Embotelladoras Chilenas Unidas S.A.	2º Juzgado del Trabajo de Santiago	2273-2010	Claim for difference payment of compensation (Union CUSA)	The case was referred to debt collection RIT C-1991 - 2011, who appeal to the Court of origin be forwarded all the background necessary to practice the determination of how much is due to each partie. Pending determination of the final amount of the fined to be charged.	Indeterminate

Cervecera CCU Chile Limitada	1º Juzgado del Trabajo de Santiago	1335-2010	Salary discount (CPI) Union brewer CCU)	In the tribunal of labor colletction and welfare system of Santiago, RIT C-4013-2010, in order to practice the corresponding determination of of the final amount of the fined to be charge.	Indeterminate

Viña San Pedro Tarapacá S.A.	1º Juzgado de Letras del Trabajo de Santiago	655-2009	Interpretation of collective bargaining agreement, iscounts illegal remuneration and restitution of the amounts discounted.	The Court of Appeals rejected the appeal for annulment brought by VSPT. Unfavorable trial ended VSPT. The case was sent to Juzgado de Cobranza Laboral y Previsional who shall settlement practice. Pending the determination of final amount of the fined to be charge.	Indeterminate

Compañía Industrial Cervecera S.A. (CICSA)	First instance in Argentina		Claim for supposed sudden termination of a dsitribution agreement.	Chamber Case appealed by the actor.	US$ 52,000

Compañía Industrial Cervecera S.A. (CICSA)	Second instance in Argentina		Claim for supposed failure to cumply of a plant sale agreement.	Presented final determination of the debt amount to the tribunal. To date was not approved by the Court. Once approved, it will beging the partial unfavourable judgment to CICSA .	US$ 218,000

Compañía Industrial Cervecera S.A. (CICSA)	First instance in Argentina		Claim for alleged sudden termination of dsitribution agreement termination.	The complainant asked for preventing seizure of a CICSA's plant located in Salta province. It granted by the tribunal. On 03.12.09 we were notified of the termination of proving period and on 04.08.09 we presented the verbal allegation. The dossier is to sentence to be pronounce.	US$ 57,000

Compañía Industrial Cervecera S.A. (CICSA)	First instance in Argentina		Labour trial for layoff	In proving period (must be paid contributions)	US$ 91,000

Compañía Industrial Cervecera S.A. (CICSA)			City Council´s Administrative Claim related to publicity and merchandising rates.	The process is in administration stage, depending on the results, the Company will determine wether continue arguing in judicial instances or not.	US$ 1,270,000

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

The Company and its subsidiaries have established provisions to allow for such contingencies for a total ThCh$ 1,624,479 and ThCh$ 1,220,844 as of December 31, 2011 and 2010, respectively.

Tax processes

The Company was notified in May 2011, by the Internal Revenue Service ("IRS") of Liquidation of taxes and a Resolution related to the years 2009 and 2010 for an amount of ThCh$ 18,731,744 and ThCh$ 613,901, respectively.

In July 2011, the Company filed with the IRS two requests designed to nullify those acts (Revisión de la Actuación Fiscalizadora or "RAF").

In December 2011, the Company received an answer for both requests accepting the final resolution of the IRS to the RAF, which meant a disbursement of ThCh$ 4,273,112.

At the date of issue of these consolidated financial statements, there are no other material tax processes.

Guarantees

As of December 31, 2011, the subsidiary Viña San Pedro Tarapacá S.A. (VSPT) has not granted direct guarantees as part of its common financing operations. Nevertheless, its VSPT has entered into indirect guarantees as joint guarantors of financing operations by Finca La Celia subsidiary, in the Republic of Argentina.

A summary of the main terms of the guarantees granted appears below:

 Banco Patagonia, Banco San Juan

The subsidiary Finca la Celia maintains financial debt with local banks in Argentina, guaranteed by VSPT through stand-by letters issued by Banco Estado of Chile, according to the following detail:

Institution	Amount	Due date
Banco Patagonia	USD 500 mil	March 31, 2012

The mentioned stand-by letters were issued by VSPT according to the maturity of the financial debts negotiated with the Argentine banks, and they are within the financing policy framework approved by VSPT Board of Directors on January 29, 2009.

Note 35 Environment

Major Environmental costs accrued as of December 31, 2011, in the Industrial Units of CCU S.A. are distributed as follows:

- IRL Expenses: 45.0%.

These expenses are mainly related to the maintenance and control of the treatment plants of Industrial Liquid Residues (IRL).

- SR Expenses: 34.0%.

These expenses are related to the handling and disposal of Solid Residues (SR), including dangerous (Respel) and recyclable residues. The disposal does not correspond to a landfill.

- Gas Emission Expenses: 1.2%.

They are related to the calibration and verification of instruments for monitoring and operating the stationary sources of industrial gas emissions (Mainly industrial boilers and electric generators) to provide compliance to rules and regulations in the field.

- Other Environmental Expenses: 19.8%

Compañía Cervecerías Unidas S.A. Notes to the Consolidated Financial Statements December 31, 2011

They are related to the verification and compliance of ISO 22000 Food Safety, ISO 14000 Environmental Management and ISO 18000 OHSAS Security and Health Job, which are in different implementation and/or certification renewal stages in different industrial plants or deposits. The implementation of these three international standards is a corporate goal of CCU SA.

The most relevant investments made during the year 2011, are as follows:

-   Improvement of the IRL Treatments Plants in Santiago of CCU Chile. Currently at the stage of start-up at full load for expected June 2012 (UF 289,108).

-   Improvement of the treatment Plant Liquid Industrial Waste (ILW) of CPCH Ovalle, that currently at the stage of start-up  (UF 14,608).

-   Construction of a new deep on the ground in ECUSA plant and infrastructure casino renewal by regulatory requirement (UF 9,213).

-   Investments in energy recovery and uncultivated sites and plants in Santiago of Chile CCU in 2011(UF 7,875).

-   Equipment and facilities for washing of trucks in distribution center of CCU Chile S.A. (UF 5,554).

-   Prevention of emergencies and fires, storage related substances and energy efficiency in VSPT plants, made in 2011 (UF 5,384).

    Investments principally related to the risk prevention, proyect FEI y FES (UF 5.325) of CPCH.

-   Investments related to treatment plants of IRL in Molina, Santa Helena and Tabalí’s plants, made during year 2011 (UF 3,301).

The main disbursements of the year, detailed by projects, are the following:

Company that made the disbursement	Project	Disbursment incurred during the year
		As of December 31, 2011				As of December 31, 2010
		Expenditure	Investment	Committed amount in future periods	Estimated date completion of disbursements	Expenses	Investment
		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
CCU Chile	Disposal of Industrial Solid, Liquid and others Residues	824,775	6,642,350	706,374	12-2012	556,341	5,876,566

Cia Industrial Cervecera S.A.	Disposal of Industrial Solid, Liquid and others Residues	1,077,125	628,460	469,376	12-2012	673,956	192,803

Cía. Pisquera de Chile Ltda.	Disposal of Industrial Solid, Liquid and others Residues	189,550	444,387	205,414	12-2012	193,275	534,864

Transportes CCU Ltda.	Disposal of Industrial Solid, Liquid and others Residues	205,475	120,665	19,415	12-2012	140,960	268,610

VSPT	Disposal of Industrial Solid, Liquid and others Residues	443,888	200,000	81,183	06-2012	290,381	168,285

Otros	Disposal of Industrial Solid, Liquid and others Residues	483,080	292,141	266,987	12-2012	353,037	81,888

Note 36 Subsequent Events

A.    The Consolidated Financial Statements of CCU S.A. has been approved on February 1, 2012.

B.    There are no others subsequent events between the closing date and the filing date of these Financial Statements that could significantly affect their interpretation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: February 1, 2012